

STRO ALL ASIA NETWORKS plc



06017468

File No.
082-34815

SEC MAIL RECEIVED PROCESSING
OCT 10 2006
WASH, D.C. 210 SECTION

SUPPL

5 October 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 20 October 2005, a copy of which is attached.

Further to the said letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Malaysia Securities Berhad (the Stock Exchange in Malaysia) and which was made public by such exchange; and (iii) distributed to the company's shareholders since October 2005.

In addition, we wish to advise that the authorised share capital of the Company as at todate is £301,578,947.36 comprising 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares ("RPS") of £1.00 each, 53,947,368 Series I RPS of £0.01 each, and 103,947,368 Series II RPS of £0.01 each, of which 1,928,216,661 ordinary shares of £0.10 each are issued and fully paid-up as at 4 October 2006.

The RPS was inadvertently omitted from our letter dated 20 October 2005.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Lakshmi Nadarajah)

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Yours faithfully,

Sharon Liew
Senior Manager, Secretarial

c.c. Ms. Lakshmi Nadarajah
Mr. Paul Lim

Enclosures

corporated in England and Wales - No: 4841085
egistered Office:
10 Upper Bank Street
London E14 5JJ

egistered as a foreign company in Malaysia - No. 994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong - Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-9543 6688
www.astroplc.com


TM

ASTRO ALL ASIA NETWORKS plc

File No.
082-34815

20 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 24 January 2005 ("Letter"), a copy of which is attached.

Further to the Letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Securities and which was made public by such exchange; and (iii) distributed to its shareholders.

In addition, we wish to advise that the authorised share capital of the Company as at todate is £301,578,947.36 comprising 3,000,000,000 ordinary shares of £0.10 each, 53,947,368 Series I redeemable preference shares of £0.01 each and 103,947,368 Series II redeemable preference shares of £0.01 each, of which 1,923,839,961 ordinary shares of £0.10 each are issued and fully paid-up.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Rohana Rozhan)

Yours faithfully,

Sharon Liew
Manager, Secretarial

c.c. Ms. Rohana Rozhan } Without enclosure
Mr. Paul Lim

Enclosures

...corporated in England and Wales - No: 4841085
...egistered Office:
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS ...
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong - Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-9543 6688
www.astroplc.com

Annexure A

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i)

List setting forth documents published, filed or distributed by the Company (please see enclosed files for copies of such documents)

1.0 Statutory documents since 4 October 2005

No.	Date	Details
1.1	06.10.2005	Form 88(2) (Return of Allotment of Shares) (2 nos.)
1.2	10.10.2005	Form 88(2)
1.3	13.10.2005	Form 88(2) (2 nos.)
1.4	17.10.2005	Form 88(2)
1.5	20.10.2005	Form 88(2) (2 nos.)
1.6	24.10.2005	Form 88(2) (2 nos.)
1.7	27.10.2005	Form 88(2)
1.8	31.10.2005	Form 88(2)
1.9	09.11.2005	Form 88(2) (3 nos.)
1.10	14.11.2005	Form 88(2)
1.11	21.11.2005	Form 88(2) (5 nos.)
1.12	24.11.2005	Form 88(2) (2 nos.)
1.13	29.11.2005	Form 88(2) (2 nos.)
1.14	02.12.2005	Form 88(2)
1.15	07.12.2005	Form 88(2) (3 nos.)
1.16	13.12.2005	Form 88(2) (2 nos.)
1.17	12.04.2005	Form 88(2)
1.18	14.12.2005	Form 88(2) (2 nos.)
1.19	15.12.2005	Form 88(2) (3 nos.)
1.20	19.12.2005	Form 88(2) (2 nos.)
1.21	23.12.2005	Form 88(2) (4 nos.)
1.22	05.01.2006	Form 88(2) (2 nos.)
1.23	09.01.2006	Form 88(2)
1.24	15.01.2006	Form 88(2) (2 nos.)
1.25	16.01.2006	Forms 88(2)
1.26	19.01.2006	Form 88(2)
1.27	23.01.2006	Forms 88(2) (2 nos.)

No.	Date	Details
1.28	26.01.2006	Form 88(2) (2 nos.)
1.29	03.02.2006	Form 88(2) (2 nos.)
1.30	09.02.2006	Form 88(2) (2 nos.)
1.31	10.02.2006	Form 363a (Annual Return)
1.32	13.02.2006	Form 88(2)
1.33	16.02.2006	Form 88(2)
1.34	27.02.2006	Form 88(2)
1.35	02.03.2006	Form 88(2)
1.36	06.03.2006	Form 88(2)
1.37	17.03.2006	Form 288a (Appointment of Director)
1.38	21.03.2006	Form 88(2)
1.39	24.03.2006	Form 88(2) (2 nos.)
1.40	26.03.2006	Form 88(2) (2 nos.)
1.41	27.03.2006	Form 88(2)
1.42	31.03.2006	Form 88(2)
1.43	06.04.2006	Form 88(2)
1.44	10.04.2006	Form 88(2)
1.45	18.04.2006	Form 88(2)
1.46	21.04.2006	Form 88(2)
1.47	24.04.2006	Form 88(2)
1.48	03.05.2006	Form 288a (Appointment of Secretary)
1.49	03.05.2006	Form 288b (Terminating appointment as Director or Secretary)
1.50	04.05.2006	Form 88(2) (3 nos.)
1.51	09.05.2006	Form 88(2) (2 nos.)
1.52	11.05.2006	Form 88(2)
1.53	18.05.2006	Form 88(2) (4 nos.)
1.55	22.05.2006	Form 88(2) (3 nos.)
1.57	25.05.2006	Form 88(2) (2 nos.)
1.58	31.05.2006	Form 88(2) (2 nos.)
1.59	01.06.2006	Form 88(2)
1.60	14.06.2006	Form 88(2)

No.	Date	Details
2.7	31.10.2005	Transfer of wholly-owned subsidiaries, Global Entertainment and Management Systems (BVI) Ltd and Celestial Productions Limited to Celestial Enterprises Limited and Celestial Pictures Limited ("CPL"), respectively. The purpose of the internal reorganisation is to re-align CPL's lines of business to allow for greater operational efficiency of the group.
2.8	10.11.2005	Notification pursuant to Paragraph 14.09 of Listing Requirements of Bursa Malaysia Securities Berhad ("BMSBLR") (Dealings during open period).
2.9	10.11.2005	ESOS
2.10	14.11.2005	1. Transfer of the entire share capital of a wholly-owned subsidiary, ASTRO Broadcast Corporation Ltd from Asia Company No. 1 Limited ("ACNL") to ASTRO All Asia Entertainment Networks Limited ("AAAE"). 2. Acquisition of the entire share capital of All Asia Programming Systems (BVI) Ltd, All Asia Broadcast Networks Ltd, All Asia Television Broadcast (BVI) Ltd and ASTRO Asia Pacific Broadcast Ltd as wholly-owned subsidiaries of AAAE.
2.11	15.11.2005	ESOS
2.12	17.11.2005	ESOS
2.13	18.11.2005	Appointment of Tan Poh Ching as a member of the Company's Audit Committee.
2.14	23.11.2005	ESOS
2.15	24.11.2005	Announcement on related party transaction pursuant to Paragraph 10.08 of BMSBLR in relation to a Shareholder's Loan Agreement entered into between a wholly-owned subsidiary of the Company, MBNS Multimedia Technologies Sdn Bhd and Advanced Wireless Technologies Sdn Bhd ("AWT") on 24 November 2005 for the grant of a loan amounting RM24,166,666 to AWT.
2.16	28.11.2005	ESOS
2.17	01.12.2005	1. Unaudited financial results for the third quarter ended 31 October 2005. 2. Press release on the financial results for the third quarter ended 31 October 2005.
2.18	02.12.2005	1. ESOS 2. ESOS
2.19	08.12.2005	ESOS
2.20	09.12.2005	Members' voluntary winding up of wholly-owned subsidiary of the Company, ACNL and appointment of liquidator.
2.21	14.12.2005	Recurrent Related Party Transaction pursuant to Paragraphs 10.08 and 10.09 of BMSBLR entered into between a wholly-owned subsidiary of the Company, MEASAT Broadcast Network Systems Sdn Bhd and Telekom Malaysia Berhad for the provision of intersite communication services.
2.22	14.12.2005	ESOS
2.23	16.12.2005	ESOS
2.24	19.12.2005	ESOS

No.	Date	Details
1.61	20.06.2006	Form 88(2) (2 nos.)
1.62	22.06.2006	Form 88(2)
1.63	29.06.2006	Form 88(2)
1.64	07.07.2006	Form 88(2)
1.65	13.07.2006	Form 88(2)
1.66	25.07.2006	Form 88(2)
1.67	27.07.2006	Form 88(2)
1.68	03.08.2006	Form 88(2)
1.69	08.08.2006	Form 88(2) (2 nos.)
1.70	14.08.2006	Form 88(2) (2 nos.)
1.71	18.08.2006	Form 88(2)
1.72	23.08.2006	Form 88(2)
1.73	24.08.2006	Form 88(2)
1.74	29.08.2006	Form 88(2)
1.75	01.09.2006	Form 88(2)
1.76	05.09.2006	Form 88(2)
1.77	07.09.2006	Form 88(2) (2 nos.)
1.78	11.09.2006	Form 88(2) (2 nos.)
1.79	18.09.2006	Form 88(2)

2.0 Announcements to Bursa Malaysia Securities Bhd ("BMSB") since 7 October 2005

No.	Date	Details
2.1	14.10.2005	Third Amendment Agreement to the Subscription and Shareholders' Agreement, as amended by a First Amendment Agreement, Second Amendment Agreement and a Novation Agreement in relation to the establishment of a joint-venture for digital satellite pay television and multimedia business in Indonesia.
2.2	19.10.2005	Employee Share Option Scheme ("ESOS")
2.3	20.10.2005	Acquisition of All Asia Radio Technologies Limited and ASTRO All Asia Entertainment Networks Limited as new subsidiaries in Hong Kong.
2.4	25.10.2005	ESOS
2.5	27.10.2005	ESOS
2.6	31.10.2005	ESOS

No.	Date	Details
2.48	21.03.2006	Notice of Book Closure for final tax exempt dividend of 3.5 sen per ordinary share for the financial year ended 31 January 2006.
2.49	21.03.2006	Unaudited financial results for the fourth quarter ended 31 January 2006.
2.50	22.03.2006	Notice of Book Closure for final dividend of 3.5 sen per ordinary share tax exempt.
2.51	23.03.2006	ESOS
2.52	29.03.2006	ESOS
2.53	30.03.2006	ESOS
2.54	31.03.2006	Transfer of ASTRO Overseas Limited's subsidiaries, Goal TV Asia Limited and Global Sports Entertainment S.à.r.l. to ASTRO All Asia Entertainment Networks Limited pursuant to an internal reorganisation.
2.55	04.04.2006	ESOS
2.56	06.04.2006	Incorporation of a new subsidiary in Dubai, United Arab Emirates, All Asia Multimedia Networks FZ-LLC.
2.57	12.04.2006	1. ESOS 2. Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.58	14.04.2006	ESOS
2.59	20.04.2006	ESOS
2.60	26.04.2006	ESOS
2.61	28.04.2006	1. ESOS 2. Extension of the closing dates for the Joint Venture for the provision of digital satellite pay television and multimedia services in Indonesia.
2.62	03.05.2006	1. Press release on Key Insider to Head ASTRO TV Operations. 2. Notification pursuant to Paragraph 14.09 of BMSBLR (Dealing during Oepn Period). 3. Appointment of Lakshmi Nadarajah as Secretary of the Company. 4. Resignation of Rohana Binti Tan sri Datuk Hj Rozhan as Secretary of the Company.
2.63	05.05.2006	Related party transaction pursuant to Paragraph 10.09 of BMSBLR in relation to a Satellite Services Agreement entered into between a wholly-owned subsidiary of the Company, Celestial Movie Channel Limited and MEASAT Satellite Systems Sdn Bhd on 4 May 2006 for the provision of transmission services comprising encoding, uplink and transponder services.
2.64	09.05.2006	1. Notification pursuant to Paragraph 14.09 of BMSBLR (Dealing during Open Period). 2. Clarification on the article entitled "ASTRO can offer Pay-TV programmes in Indonesia" in the Sun (Reply to Query).

No.	Date	Details
2.25	21.12.2005	ESOS
2.26	23.12.2005	ESOS
2.27	30.12.2005	ESOS
2.28	05.01.2006	Member's voluntary winding up of wholly-owned subsidiary of the Company, Radio Advertising and Programming Systems Sdn Bhd and appointment of liquidator.
2.29	12.01.2006	1. ESOS 2. Announcement pursuant to Paragraph 8.15(1) of BMSBLR pertaining to the Company's public shareholding spread as at 31 December 2005.
2.30	13.01.2006	Transfer of the entire share capital of a wholly-owned subsidiary, Tian Ying Filmed Entertainment Limited from Celestial Movie Channel Limited to Celestial Productions Limited pursuant to an internal reorganisation.
2.31	16.01.2006	ESOS
2.32	19.01.2006	ESOS
2.33	25.01.2006	Acquisition of the entire share capital of East Asia Radio Technologies Limited by a wholly-owned subsidiary, All Asia Radio Technologies Limited.
2.34	26.01.2006	ESOS
2.35	27.01.2006	ESOS
2.36	07.02.2006	ESOS
2.37	08.02.2006	ESOS
2.38	14.02.2006	ESOS
2.39	17.02.2006	ESOS
2.40	20.02.2006	Notification pursuant to Paragraph 14.08(a) of BMSBLR (Dealings during Closed Period)
2.41	22.02.2006	ESOS
2.42	02.03.2006	Dissolution of Asia Company No. 1 Limited on 1 March 2006 pursuant to Section 213 of the Companies Act, 1981 of Bermuda.
2.43	03.03.2006	ESOS
2.44	07.03.2006	ESOS
2.45	09.03.2006	ESOS
2.46	17.03.2006	1. Resignation of Tan Poh Ching as a member of the Company's Audit Committee. 2. Appointment of Chin Kwai Yoong as an Independent and Non-Executive Director of the Company and as a member of the Company's Audit Committee.
2.47	21.03.2006	ESOS

No.	Date	Details
2.65	10.05.2006	1. ESOS 2. Proposed renewal of existing shareholders' mandate for Recurrent Related Party Transactions ("RRPTs") of a revenue or trading nature and proposed new shareholders' mandate for additional RRPTs of a revenue or trading nature.
2.66	16.05.2006	ESOS
2.67	18.05.2006	ESOS
2.68	23.05.2006	ESOS
2.69	25.05.2006	ESOS
2.70	29.05.2006	Recurrent Related Party Transaction pursuant to Paragraphs 10.08 and 10.09 of BMSBLR entered into between a wholly-owned subsidiary of the Company, MEASAT Broadcast Network Systems Sdn Bhd and a wholly-owned subsidiary of Maxis Communications Berhad, Maxis Broadband Sdn Bhd for an international private leased circuit.
2.71	02.06.2006	ESOS
2.72	07.06.2006	ESOS
2.73	12.06.2006	ESOS
2.74	13.06.2006	ESOS
2.75	20.06.2006	Press release on the financial results for the first quarter ended 30 April 2006.
2.76	20.06.2006	Unaudited financial results for the first quarter ended 30 April 2006.
2.77	21.06.2006	ESOS
2.78	22.06.2006	1. Notice of the Third of Annual General Meeting of the Company to be held on 18 July 2006. 2. Notice of the Extraordinary General Meeting of the Company to be held on 18 July 2006.
2.79	26.06.2006	ESOS
2.80	27.06.2006	ESOS
2.81	06.07.2006	ESOS
2.82	11.07.2006	1. ESOS 2. Public shareholding spread as at 30 June 2006.
2.83	17.07.2006	Confirmation of launch window of MEASAT-3 satellite by MEASAT Satellite Systems Sdn Bhd.
2.84	18.07.2006	Results of Third Annual General Meeting and Extraordinary Meeting held on 18 July 2006.
2.85	19.07.2006	ESOS
2.86	20.07.2006	Clarification on the article entitled "ASTRO to pump in RM500 million for Indonesia JV" in the Edge Daily and The Sun (Reply to Query).

No.	Date	Details
2.87	21.07.2006	Further clarification on the article entitled "ASTRO to pump in RM500 million for Indonesia JV" in the Edge Daily and The Sun.
2.88	25.07.2006	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealing during Open Period).
2.89	27.07.2006	Recurrent Related Party Transaction pursuant to Paragraphs 10.08 and 10.09 of BMSBLR entered into between a wholly-owned subsidiary of the Company, MEASAT Broadcast Network Systems Sdn Bhd and a wholly-owned subsidiary of Usaha Tegas Sdn Bhd, SRG Asia Pacific Sdn Bhd for the setting up and operation of a contract centre at All Asia Broadcast Centre.
2.90	28.07.2006	ESOS
2.91	31.07.2006	ESOS
2.92	02.08.2006	Acquisition of Nusantara Radio Holdings Limited and and ASTRO Entertainment Sdn Bhd as new subsidiaries in Hong Kong and Malaysia, respectively.
2.93	07.08.2006	ESOS
2.94	11.08.2006	ESOS
2.95	17.08.2006	ESOS
2.96	23.08.2006	1. ESOS 2. Notification pursuant to Paragraph 14.08 of BMSBLR (Dealings during Closed Period).
2.97	29.08.2006	ESOS
2.98	30.08.2006	Notification pursuant to Paragraph 14.08 of BMSBLR (Dealings during Closed Period).

3.0 Annual Report 2006

4.0 Circular to Shareholders 2006

5.0 Interim Report for half year ended 31 July 2006

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Share

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	06 10 2005	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pound.

Malaysian RM 4.75 per share = 0.7101 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pound.

Malaysian RM 3.65 per share = 0.5457 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	10	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1507 British Pound.

Malaysian RM 3.65 per share = 0.5501 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	4,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			22,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1541 British Pound.

Malaysian RM 3.65 per share = 0.5526 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please sen[d] it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardif[f]**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinbur[gh]**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 13, Month 10, Year 2005	To: Day, Month, Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1541 British Pound.

Malaysian RM 4.10 per share = 0.6207 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details		Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,100
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			20,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1496 British Pound.

Malaysian RM 3.65 per share = 0.5460 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 20,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	20	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			19,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1504 British Pound.

Malaysian RM 3.65 per share = 0.5490 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 19,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1504 British Pound.

Malaysian RM 4.10 per share = 0.6166 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			12,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1500 British Pound.

Malaysian RM 3.65 per share = 0.5457 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	12,900
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Share

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	10	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1500 British Pound.

Malaysian RM 4.75 per share = 0.7125 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please sen it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardif**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinbur**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	10	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			45,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1488 British Pound.

Malaysian RM 3.65 per share = 0.5431 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 45,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/10/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Share

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which ares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			125,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1493 British Pound.

Malaysian RM 3.65 per share = 0.5450 pence per share.

When you have completed and signed the form please sen it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburg**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 125,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 OCTOBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	09	11	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			89,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1519 British Pound.

Malaysian RM 3.65 per share = 0.5544 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 89,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			288,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1519 British Pound.

Malaysian RM 3.65 per share = 0.5544 pence per share

Companies House receipt date barcode

When you have completed and signed the form please se it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinb**
For companies registered in Scotland

11845

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 288,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1519 British Pound.

Malaysian RM 3.96 per share = 0.6015 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardi**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinbu**

Companies House receipt date barcode

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	11	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			112,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1519 British Pound.

Malaysian RM 3.65 per share = 0.5544 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 112,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 02) 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			208,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1542 British Pound.

Malaysian RM 3.65 per share = 0.5628 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 208,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			5,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1542 British Pound.

Malaysian RM 4.59 per share = 0.7078 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	21 11 2005	

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			806,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1542 British Pound.

Malaysian RM 3.65 per share = 0.5628 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 806,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/11/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1542 British Pound.

Malaysian RM 3.96 per share = 0.6106 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 NOVEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1542 British Pound.

Malaysian RM 4.10 per share = 0.6322 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 NOVEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	11	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			98,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1537 British Pound.

Malaysian RM 3.65 per share = 0.5610 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 98,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 NOVEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1537 British Pound.

Malaysian RM 4.10 per share = 0.6302 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 NOVEMBER 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	11	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			229,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1531 British Pound.

Malaysian RM 3.65 per share = 0.5588 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 229,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	11	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1531 British Pound.

Malaysian RM 4.59 per share = 0.7027 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 NOVEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	01	12	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			137,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1532 British Pound.

Malaysian RM 3.65 per share = 0.5592 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 137,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 DECEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			296,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1520 British Pound.

Malaysian RM 3.65 per share = 0.5548 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	296,700
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 7 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	12	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1520 British Pound.

Malaysian RM 4.75 per share = 0.7144 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 DECEMBER 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1520 British Pound.

Malaysian RM 4.10 per share = 0.6232 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			94,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15145 British Pound.

Malaysian RM 3.65 per share = 0.5528 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 94,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: "Laserform"
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15145 British Pound.

Malaysian RM 4.59 per share = 0.6952 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			139,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.

Malaysian RM 3.65 per share = 0.5468 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 139,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	12	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.

Malaysian RM 4.59 per share = 0.6876 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 14 December 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: Laserform
by Laserform International Ltd

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			62,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

* Exchange rate is 1 Malaysian Ringgit (RM) = British Pounds

Malaysian RM3.65per share = pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 62,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 3.96 per share = 0.5916 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	12	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 4.59 per share = 0.6857 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	1,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	12	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			57,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 3.65per share = 0.5453pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 57,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	12	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			3,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 4.10per share = 0.6125pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	23	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			112,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1522 British Pound.

Malaysian RM 3.65per share = 0.5555pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 112,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1522 British Pound.

Malaysian RM 3.96per share = 0.6027pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed p.p. [signature] Date 23 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1522 British Pound.

Malaysian RM 4.75per share = 0.7230pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	12	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1522 British Pound.

Malaysian RM 3.65per share = 0.5555pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 07/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	01	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			120,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1509 British Pound.

Malaysian RM 3.65per share = 0.5507 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 120,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/1/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	01	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1509 British Pound.

Malaysian RM 4.59 per share = 0.6926 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/1/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	09	
Month	01	
Year	2006	

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			87,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pound.

Malaysian RM 3.65 per share = 0.5497 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	87,600
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	01	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			72,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1518 British Pound.
Malaysian RM 3.65 per share = 0.5541 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN	ORDINARY	72,700
50200 KUALA LUMPUR, MALAYSIA		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	01	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1518 British Pound.

Malaysian RM 4.59 per share = 0.6968 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 JANUARY 2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	16 01 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1504 British Pound.

Malaysian RM 3.65 per share = 0.5490 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	9,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 16 January 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	01	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			58,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1512 British Pound.

Malaysian RM 3.65 per share = 0.5519 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 58,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	01	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			23,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1504 British Pound.

Malaysian RM 3.65 per share = 0.5490 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 23,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	23	01	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.59*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1504 British Pound.
	Malaysian RM 4.59 per share = 0.6903 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 January 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 6	0 1	2 0 0 6			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			17,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1459 British Pound.

Malaysian RM 3.65 per share = 0.5457 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 17,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1459 British Pound.

Malaysian RM 4.75 per share = 0.7101 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	1,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 JANUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange


LFM
GROUP
LASERFORM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 03 Month 02 Year 2006	Day Month Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			29,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.
Malaysian RM 3.65 per share = 0.6142 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 29,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 FEBRUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00


LFM
GROUP
LASERFORM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date ... that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	02	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.
Malaysian RM 4.10 per share = 0.6142 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 February 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 01/00

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	02	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			74,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1537 British Pound.
Malaysian RM 3.65 per share = 0.5610 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 74,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 February 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 07/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	02	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1537 British Pound.

Malaysian RM 3.96 per share = 0.6086 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	3,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 FEBRUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

RULE PAPER

016604/30

BLUEPRINT OneWorld

363a

Please complete in typescript, or in bold black capitals.

Annual Return

CHFP010

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

Date of this return

The information in this return is made up to

Day Month Year: 31 01 2006 ✓

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year:

Registered Office

Show here the address at the date of this return.

Any change of registered office must be notified on form 287.

10 Upper Bank Street

Post town: London ✓

County / Region:

UK Postcode: E14 5JJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7487 ✓

If the code number cannot be determined, brief description of principal

Investment Holding and Provision of Management Services

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**

for companies registered in Scotland

Company No 4841085

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Please tick the appropriate box:

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address **must be given. In the case of a corporation, give the registered or principal office address.**

Name

* Style / Title

Forename(s): Rohana

Surname: Rozhan

Address: No.45, Jalan Changkat Datuk Sulaiman, TTDI Hills, Taman Tun Dr Ismail

Post town: Kuala Lumpur ✓

County / Region | UK Postcode

Country: Malaysia

BLUEPRINT

Company No 4841085

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 0 2 1 2 1 9 5 4

Forename(s): Bernard Anthony

Surname: Cragg

Address: Beckwood, Greenhead Ghyll

Post town: Grasmere

County / Region: Cumbria

UK Postcode: LA22 9RW

Country:

Nationality: British

Business occupation: Accountant

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 0 1 1 0 1 9 5 1

Forename(s): Augustus Ralph

Surname: Marshall

Address: No. 2, Lorong Lembah Tunku, Bukit Tunku

Post town: Kuala Lumpur 50480

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director



Company No 4841085

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Dato'

Date of birth (Day Month Year): 0 9 0 5 1 9 4 4

Forename(s): Haji Badri, Haji

Surname: Masri

Address: No. 6 Jalan SS5B/5, Kelana Jaya, Petaling Jaya

Post town: Selangor 47301

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Dato'

Date of birth (Day Month Year): 0 7 0 5 1 9 5 6

Forename(s): Mohamed Khadar,

Surname: Merican

Address: No. 1, Elitis Gapura Senja Valencia, Sungai Buloh

Post town: 47000 Selangor

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

BLUEPRINT

Company No 4841085

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Mr

Date of birth (Day Month Year): 0 1 0 5 1 9 4 7

Forename(s): Poh Ching,

Surname: Tan

Address: 99 Jalan Limau Purut, Taman Bandaraya

Post town: Kuala Lumpur 59000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

Address:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

BLUEPRINT



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number: 4841085

Company Name in full: ASTRO ALL ASIA NETWORKS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) — Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Bursa Malaysia Depository Nominees Sdn Bhd (formerly known as Malaysian Central Depository Nominees Sdn Bhd) Address: 6th Floor , Exchange Square , Bukit Kewangan, Kuala Lumpur 50200, Malaysia UK postcode:	£0.10 Ordinary Shares Held 1,927,332,461		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

Continuation Page 1

Company No 4841085

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares Issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	1,927,332,461	£192,733,246.10
Totals	1,927,332,461	£192,733,246.10

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[X]	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] † a director / secretary

Date 10/2/2006

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets. (enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606 DX exchange London


LFM
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LASERFORM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	02	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1541 British Pound.

Malaysian RM 3.65 per share = 0.5642 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 9,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 February 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00


LFM
GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	02	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			24,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1545 British Pound.

Malaysian RM 3.65 per share = 0.5639 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 24,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 FEBRUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1549 British Pound.

Malaysian RM 3.65 per share = 0.5653 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**
118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 FEBRUARY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	03	2006			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			6,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1535 British Pound.

Malaysian RM 3.65 per share = 0.5603 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland **118458**

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	6,900
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 MARCH 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange



88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			22,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1539 British Pound.

Malaysian RM 3.65 per share = 0.5617 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,300
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/3/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	17	03	2006	†Date of Birth	14	10	1948

Appointment form Appointment as director X as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR. *Honours etc:

Forename(s): KWAI YOONG

Surname: CHIN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: 3690, JALAN UKAY 2

Post town: AMPANG Postcode: 68000

County / Region: SELANGOR DARUL EHSAN Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 17 March 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 17 March 2006

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance LLP
200 Aldersgate Street
London
EC1A 4JJ
Tel 020 7600 1000
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

Company Number	N/A
†Other directorships	N/A

† Directors only.

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			15,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1538 British Pound.

Malaysian RM 3.65 per share = 0.5614 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN	ORDINARY	15,000
50200 KUALA LUMPUR, MALAYSIA		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			33,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1551 British Pound.

Malaysian RM 3.65 per share = 0.5661 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 33,800
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CLIFFORD CHANCE SECRETARIES LTD [MM]
10 UPPER BANK STREET
LONDON E14 5JJ Tel 020 7006 4534
DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1551 British Pound.

Malaysian RM 3.96 per share = 0.6142 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CLIFFORD CHANCE SECRETARIES LTD [MI]

10. UPPER BANK STREET

LONDON E14 5JJ Tel 020 70064534

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15405 British Pound.

Malaysian RM 3.65 per share = 0.5623 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

713341

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN	ORDINARY	4,000
50200 KUALA LUMPUR, MALAYSIA		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15405 British Pound.

Malaysian RM 3.96 per share = 0.6100 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	1,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1562 British Pound.

Malaysian RM3.96 per share = 0.6185 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Laserform International 10/05

713341

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)	
10 Upper Bank Street	
London E14 5JJ	Tel 020 7006 4534
DX number	DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1560 British Pound.

Malaysian RM3.65 per share = 0.5694 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	16,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 MARCH 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	06	04	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			26,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1554 British Pound.

Malaysian RM3.65 per share = 0.5672 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	26,900
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/4/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	04	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1562 British Pound.

Malaysian RM3.65 per share = 0.5701 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	9,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/4/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	14	04	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1554 British Pound.

Malaysian RM3.65 per share = 0.5672 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/4/06

** A ~~director~~ / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 20, Month 04, Year 2006	To: Day, Month, Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			34,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1529 British Pound.

Malaysian RM3.65 per share = 0.5581 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	34,800
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/04/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	24	04	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1533 British Pound.

Malaysian RM3.65 per share = 0.5595 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 11,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 APRIL 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00


Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

	Day	Month	Year		Day	Month	Year
Date of appointment	03	05	2006	†Date of Birth	12	02	1966

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MS. *Honours etc:

Forename(s): LAKSHMI

Surname: NADARAJAH

Previous Forename(s): Previous Surname(s):

†† Usual residential address: No. 17, JALAN 12/19

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: PETALING JAYA Postcode: 46200

County / Region: SELANGOR DARUL EHSAN Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 3 May 2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Clifford Chance Secretaries Limited
10 Upper Bank Street
London E14 5JJ Tel 020 7600 1000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number N/A

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

	Day	Month	Year
Date of termination of appointment	0 3	0 5	2 0 0 6

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MS. *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ROHANA

Surname: ROZHAN

	Day	Month	Year
†Date of Birth	0 7	0 3	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3 May 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited
10 Upper Bank Street
London E14 5JJ Tel 020 7006 1000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pound.

Malaysian RM3.65 per share = 0.5497 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	16,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	03	05	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pound.

Malaysian RM3.96 per share = 0.5964 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 May 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pound.

Malaysian RM3.65 per share = 0.5497 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	9,900
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			28,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.

Malaysian RM3.65 per share = 0.5468 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	28,900
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/05/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	09	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM4.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1498 British Pound.

Malaysian RM4.10 per share = 0.6142 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/05/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			19,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1497 British Pound.

Malaysian RM3.65 per share = 0.5464 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	19,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2006

** A director / ~~secretary / administrator / administrative receiver / receiver~~ / ~~official~~ receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1471 British Pound.

Malaysian RM3.65 per share = 0.5369 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	6,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 May 2005

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	18	05	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1472 British Pound.

Malaysian RM3.65 per share = 0.5373 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	8,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 May 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1472 British Pound.

Malaysian RM3.96 per share = 0.5829 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	4,300
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 May 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM4.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1472 British Pound.

Malaysian RM4.10 per share = 0.6035 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd		
Address: 6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	10,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 May 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			17,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1470 British Pound.

Malaysian RM3.65 per share = 0.5366 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	17,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 22 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	05	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1470 British Pound.

Malaysian RM3.96 per share = 0.5821 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM4.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1470 British Pound.

Malaysian RM4.10 per share = 0.6027 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 MAY 2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			12,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1465 British Pound.

Malaysian RM3.65 per share = 0.5347 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	12,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lakshmi Nadarajah Date 25 MAY 2006

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	25	05	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM4.70

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1465 British Pound.

Malaysian RM4.70 per share = 0.6886 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	6,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pound.

Malaysian RM3.65 per share = 0.5384 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	10,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 May 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	29	05	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.96

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pound.

Malaysian RM3.96 per share = 0.5841 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 MAY 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			*Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1472 British Pound.

Malaysian RM3.65 per share = 0.5373 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 JUNE 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Exchange rate is 1 Malaysian Ringgit (RM)= 0.1476 British Pound.

Malaysian RM3.65 per share= 0.5387 per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,900
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14th June 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM)= 0.1479 British Pound:

Malaysian RM3.96 per share = 0.5857 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,300
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20th June 2006

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM)= 0.1479 British Pound:

Malaysian RM3.65 per share = 0.5398 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	9,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20th June 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534
DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			23,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.148 British Pound.

Malaysian RM 3.65 per share = 0.5402 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	23,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22nd June 2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	06	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1492 British Pounds.

Malaysian RM3.65 = 0.5446 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,		8,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 June 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	06	07	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1488 British Pounds.

Malaysian RM4.70 = 0.6994 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 JULY 2006

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	07	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			110,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1487 British Pounds.

Malaysian RM3.65 = 0.5428 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	110,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 July 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	21	07	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1469 British Pounds.

Malaysian RM3.65 = 0.5362 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

8633S

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	11,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 JULY 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	27	07	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1468 British Pounds.

Malaysian RM3.65 = 0.5358 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	5,200
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 July 2006

** A director / secretary / administrator / ~~administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.65 = 0.5285 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 AUGUST 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07 / 08 / 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1430 British Pounds.

Malaysian RM3.65 = 0.5220 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

8633

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	7,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 August 2006

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / ~~receiver~~ manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1430 British Pounds.

Malaysian RM4.10 = 0.5863 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,300
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 AUGUST 2006

** A director / secretary / administrator / ~~administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1431 British Pounds.

Malaysian RM3.65 = 0.5223 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,200
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 AUGUST 2006

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pounds.

Malaysian RM3.65 = 0.5227 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	1,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 AUGUST 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1442 British Pounds.

Malaysian RM3.65 = 0.5263 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	8,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 AUGUST 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	21	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,900
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM3.65 = 0.5278 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,900
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 AUGUST 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM3.65 = 0.5252 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 11,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 AUGUST 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	08	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1437 British Pounds.

Malaysian RM3.65 = 0.5245 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	10,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 AUGUST 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 / 09 / 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1426 British Pounds.

Malaysian RM3.65 = 0.5205 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	6,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 September 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			24,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1437 British Pounds.

Malaysian RM3.65 = 0.5245 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	24,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 September 2005

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1451 British Pounds.

Malaysian RM3.65 = 0.5296 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 SEPTEMBER 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	09	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1451 British Pounds.

Malaysian RM3.96 = 0.5746 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 SEPTEMBER 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day Month Year	To Day Month Year
	08 09 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pound.

Malaysian RM 3.65 per share = 0.5333 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	9,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/09/2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pound.

Malaysian RM 4.70 per share = 0.6867 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	3,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/08/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341



Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1450 British Pounds.

Malaysian RM3.65 = 0.5293 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 SEPTEMBER 2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

General Announcement
Reference No **MM-051014-59519**

Submitting Merchant Bank	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	14/10/2005

Type : **Announcement**
Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN")

THIRD AMENDMENT AGREEMENT ("TAA") TO THE SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT AS AMENDED BY A FIRST AMENDMENT AGREEMENT, SECOND AMENDMENT AGREEMENT AND A NOVATION AGREEMENT (COLLECTIVELY, THE "SSA") IN RELATION TO THE ESTABLISHMENT OF A JOINT-VENTURE FOR DIGITAL SATELLITE PAY TELEVISION AND MULTIMEDIA BUSINESS IN INDONESIA ("JOINT-VENTURE")

Contents :

We refer to the announcements dated 11 March 2005, 14 June 2005, 18 July 2005, 13 September 2005 and 27 September 2005 in relation to the Joint-Venture. All abbreviations and definitions used hereinafter shall be the same as those used in the announcements mentioned above unless otherwise specified.

On behalf of AAAN, CIMB wishes to announce that, Komisi Penyiaran Indonesia ("KPI"), the Indonesian broadcasting regulator, issued a Decree on 26 August 2005 requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcast Law by 28 December 2005.

In addition, the Indonesian Government had on 6 September 2005 issued regulations requiring the procurement of either a Space Segment License or an Earth Station License for the operation and use of satellites in Indonesia.

Accordingly, AAAN and its joint-venture partner are taking the required steps to procure the necessary licenses.

Premised on the above, CIMB wishes to announce that, pursuant to the TAA dated 14 October 2005, ASTRO Nusantara International B.V. and ASTRO Nusantara Holdings B.V. (collectively, "Astro Shareholders"), and ASTRO Overseas Limited (*formerly known as AAAN Bermuda Limited*) ("AOL") (being the covenantor for the Astro Shareholders) together with PT Ayunda Prima Mitra ("BM Shareholder") and PT Broadband Multimedia Tbk ("BM") (being the covenantor for BM Shareholder) and PT Direct Vision have agreed to effect the following amendments to the SSA:

(i) The Closing Date has been extended to 30 April 2006;

(ii) The Conditions Precedent Date has been extended to 15 April 2006;

(iii) The finalisation of "Transaction BKPM Applications" has been extended to 8 April 2006;

(iv) The right to terminate by any of the Parties in the event that Closing does not occur has been extended to 30 April 2006; and

(v) The right to terminate by Astro Shareholders if the provisions of Clauses 2.3 and 2.18 are not fulfilled has been extended to 15 April 2006.

The Parties together with AOL, BM and PT Direct Vision have each affirmed the provisions of the SSA, which have not been amended by the TAA.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33633 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/10/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 58,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 21 October 2005.

General Announcement
Reference No **AA-051020-40851**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/10/2005**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Acquisition of New Subsidiaries**

Contents :

The Board of Directors of ASTRO is pleased to announce that its wholly-owned subsidiary, ASTRO Overseas Limited ("AOL"), has on 19 October 2005 acquired the following companies in Hong Kong ("Acquisitions"):-

1. All Asia Radio Technologies Limited ("AART"), a private limited company incorporated in Hong Kong on 28 September 2005, with a paid-up share capital of HK$1.00 divided into 1 share of HK$1.00 for a cash consideration HK$1.00 only. AART is intended to be an investment holding company.

2. ASTRO All Asia Entertainment Networks Limited ("AAAE"), a private limited company incorporated in Hong Kong on 28 September 2005, with paid-up share capital of HK$1.00 divided into 1 share of HK$1.00 for a cash consideration of HK1.00 only. AAAE is intended to be an investment holding company.

Following the Acquisitions, both AART and AAAE became wholly-owned subsidiaries of AOL and ultimately, ASTRO.

The Acquisitions do not have any material effect on the consolidated net tangible assets for the financia year ended 31 January 2005 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2006.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisitions.

This announcement is dated 20 October 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33723 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/10/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 20,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 27 October 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33750 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/10/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 15,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 31 October 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33826 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **31/10/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 45,100 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 8 November 2005.

General Announcement
Reference No **AA-051028-66252**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **31/10/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Transfer of Wholly-Owned Subsidiaries pursuant to Internal Reorganisation**

Contents :

The Board of Directors of ASTRO wishes to announce the following transfers of its wholly-owned subsidiaries on 31 October 2005 pursuant to an internal reorganisation ("Transfers"):-

1. Global Entertainment and Management Systems (BVI) Limited ("GEMS")

   - Transfer of the entire share capital of 1 share of USD1.00 in GEMS from Celestial Pictures Limited ("CPL") to Celestial Enterprises Limited ("CEL") for a cash consideration of US$1.00. Both CPL and CEL are wholly-owned subsidiaries of ASTRO through ASTRO Overseas Limited.

2. Celestial Productions Limited ("CPRL")

   - Transfer of the entire share capital of 2 shares of HKD1.00 each in CPRL from Celestial Filmed Entertainment Limited (a wholly-owned subsidiary of CPL) to CPL for a cash consideration of HK$2.00.

The internal reorganisation is for the purpose of re-aligning CPL's lines of businesses to allow for greate operational efficiency of the group.

The Transfers do not have any material effect on the consolidated net tangible assets for the financial year ended 31 January 2005 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2006.

As the Transfers are between wholly-owned subsidiaries of ASTRO, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Transfers.

This announcement is dated 31 October 2005.

General Announcement
Reference No **AA-051110-60408**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/11/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listin Requirements of Bursa Malaysia Securities Berhad from Sivabalan Poobalasingam (deemed as a principal officer c he Company for the purpose of Chapter 14 of the Listing Requirements) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 15,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.35 per share on 28 October 2005. The said shares were acquired pursuant to he exercise of share options under the Company's 2003 Employee Share Option Scheme. He does not hold any hares in the Company after the disposal.

This announcement is dated 10 November 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33904 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/11/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 125,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 14 November 2005.

General Announcement
Reference No **AA-051114-56027**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/11/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - (1) Transfer of Wholly-Owned Subsidiary and (2) Acquisition of New Subsidiaries**

Contents :

The Board of Directors of ASTRO wishes to announce the following:-

(1) the transfer of the entire share capital of ASTRO Broadcast Corporation Ltd of USD2.00, divided into 2 shares of USD1.00 each from Asia Company No. 1 Limited ("ACNL") to ASTRO All Asia Entertainmen Networks Limited ("AAAE") on 14 November 2005 ("Transfer"). Both ACNL and AAAE are wholly owned subsidiaries of ASTRO.

(2) AAAE has on 14 November 2005 acquired 1 share at par value of USD1.00 each representing the entire issued share capital of the following international business companies incorporated in the British Virgin Islands for a total consideration of USD1.00 respectively ("Acquisitions"):-

1. All Asia Programming Systems (BVI) Ltd;
2. All Asia Broadcast Networks Ltd;
3. All Asia Television Broadcast (BVI) Ltd; and
4. ASTRO Asia Pacific Broadcast Ltd.

Following the Acquisitions, the above companies became wholly-owned subsidiaries of AAAE and ultimately, ASTRO.

Both the Transfer and Acquisitions are for the purpose of enabling the ASTRO group to undertake the business of content development and aggregation.

The Transfer and Acquisitions do not have any material effect on net tangible assets and are not expected to have any material effect on the earnings of the ASTRO group for the financial year ending 3 January 2006.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in both the Transfer and Acquisitions.

This announcement is dated 14 November 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33975 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **15/11/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 291,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 17 November 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34031 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/11/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 117,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 21 November 2005.

Change in Audit Committee
Reference No **AA-051115-35879**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**18/11/2005**

Date of change	:	**18/11/2005**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Tan Poh Ching**
Age	:	**58**
Nationality	:	**Malaysian**
Qualifications	:	**1) First Class Honours degree in mechanical engineering from the University of Strathclyde, Scotland 2) Advanced Management Programme at Harvard Business School**
Working experience and occupation	:	**Held various management positions in the Shell group of companies in Malaysia for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Limited Company, in April 1990. He was appointed as an Executive Director of Tanjong Plc in October 1991 and subsequently the Chief Executive Office of Tanjong Plc in July 1992, a position he held until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong plc and Powertek Berhad.**
Directorship of public companies (if any)	:	**1)Tanjong Public Limited Company 2) Maxis Communications Berhad 3) Powertek Berhad 4) Malaysian Community & Education Foundation**
Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct equity interest over 500,000 ordinary shares of 10 pence each representing 0.026% of the issued share capital of the Company held through a nominee**
Composition of Audit Committee (Name and Directorate of members after change)	:	**1) Bernard Anthony Cragg - Chairman/Independent Non-Executive Director 2) Dato' Mohamed Khadar bin Merican - Member/Independent Non-Executive Director 3) Tan Poh Ching - Member/Non-Executive Director**
Remarks	:	**The Board is pleased to announce the appointment of Mr. Tan Poh Ching as a member of the Company's Audit Committee with immediate effect. This is in compliance with the deadline of 20 November 2005 granted by Bursa Malaysia Securities Berhad to the Company to fill the vacancy in the Company's Audit Committee arising from Mr. Kuok Khoon Ho's resignation, as announced earlier. Mr. Tan Poh Ching has been a Non-Executive Director of the Company since its formation in July 2003.**

Approval for release:

....
Rohana Rozhan
18/11/2005

STING'S CIRCULAR NO. L/Q : 34120 OF 2005

mpany Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
ate Announced : **23/11/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

ntents :

Kindly be advised that the abovementioned Company's additional 201,300 new ordinary shares of 10 pence each sued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 25 ovember 2005.

General Announcement
Reference No **AA-051124-68355**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **24/11/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Related Party Transaction pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

1. INTRODUCTION

The Board of Directors of ASTRO ("Board") wishes to announce that its wholly-owned subsidiary, MBNS Multimedia Technologies Sdn Bhd ("MMT") has on 24 November 2005 entered into an agreement ("Shareholder's Loan Agreement") with Advanced Wireless Technologies Sdn Bhd ("AWT") for the grant of a loan amounting to RM24,166,666 ("Loan") to AWT.

The Shareholder's Loan Agreement is a related party transaction under Paragraph 10.08 of the Listing Requirements of Bursa Securities as set out in paragraph 8 below.

2. INFORMATION ON MMT

MMT is a private limited company incorporated in Malaysia on 5 March 1998. Its principal activities are the research and development of multimedia related technologies.

The authorised share capital of MMT is RM100,000 comprising 100,000 ordinary shares of RM1 each, c which 2 ordinary shares of RM1 each have been issued and paid up.

3. INFORMATION ON AWT

AWT is a private limited company incorporated in Malaysia on 21 June 2000. The authorisec share capital of AWT is RM5,000,000 comprising 5,000,000 ordinary shares of RM1.00 eacr of which

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34182 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **28/11/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,024,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 30 November 2005.

Financial Results
Reference No **AA-051129-66747**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**01/12/2005**
Quarterly report for the financial period ended	:	**31/10/2005**
Quarter	:	**3**
Financial Year End	:	**31/01/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Q3 FY06 Bursa Malaysia Quarterly Report_ASTRO.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/10/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/10/2005	31/10/2004	31/10/2005	31/10/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	507,544	440,746	1,480,105	1,255,271
2	Profit/(loss) before tax	59,320	29,559	176,770	123,592
3	Profit/(loss) after tax and minority interest	56,586	29,801	140,388	82,929
4	Net profit/(loss) for the period	56,586	29,801	140,388	82,929
5	Basic earnings/(loss) per share (sen)	2.94	1.55	7.30	4.32
6	Dividend per share (sen)	0.00	0.00	1.50	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per		


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 31 October 2005 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/10/2005	QUARTER ENDED 31/10/2004	+ -	**NINE MTHS ENDED 31/10/2005**	NINE MTHS ENDED 31/10/2004	+ -
		RM'm	RM'm	%	**RM'm**	RM'm	%
Revenue	8	**507.5**	440.7	+15	**1,480.1**	1,255.2	+18
Cost of sales (excluding set-top box subsidies)		**(252.8)**	(237.0)		**(716.8)**	(618.5)	
Gross profit (excluding set-top box subsidies)		**254.7**	203.7		**763.3**	636.7	
Set-top box subsidies		**(68.5)**	(69.7)		**(209.5)**	(184.3)	
Gross profit		**186.2**	134.0	+39	**553.8**	452.4	+22
Other operating income		**1.9**	11.4		**5.6**	14.0	
Marketing and distribution costs		**(46.5)**	(49.2)		**(129.3)**	(112.2)	
Administrative expenses [1]		**(78.4)**	(39.8)		**(242.8)**	(148.2)	
Profit from operations [2]	8	**63.2**	56.4	+12	**187.3**	206.0	-9
Finance costs (net)		**(6.4)**	(25.7)		**(14.5)**	(79.4)	
Profit/(loss) from investment in associates		**2.5**	(1.1)		**3.9**	(3.0)	
Profit from ordinary activities before taxation		**59.3**	29.6	+100	**176.7**	123.6	+43
Taxation	15	**(4.8)**	0.2		**(42.0)**	(40.7)	
Profit for the period		**54.5**	29.8	+83	**134.7**	82.9	+62
Loss attributable to minority interests		**2.0**	-		**5.6**	-	
Profit attributable to equity holders of the Company		**56.5**	29.8	+90	**140.3**	82.9	+69



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2005	QUARTER ENDED 31/10/2004	**NINE MTHS ENDED 31/10/2005**	NINE MTHS ENDED 31/10/2004
Earnings per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**2.94**	1.55	**7.30**	4.32
- Diluted*		**2.92**	1.55	**7.24**	4.31

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,560,300 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The increase in administrative expenses in the current quarter and nine months ended 31 October 2005 is due to:

	Quarter RM'm	Nine Months RM'm
Administrative expenses for quarter / nine months ended 31/10/2004	39.8	148.2
- charge from adoption of new International Financial Reporting Standards ("IFRS") 2 on share-based payments as disclosed in Note 1 on page 9	12.1	37.8
- increase in doubtful debt provision**	10.7	28.8
- increase in other overheads***	15.8	28.0
Administrative expenses for quarter / nine months ended 31/10/2005	78.4	242.8

(**) The implementation of new Customer Relationship Management System caused delays in the first half in collection of debt from disconnected subscribers. The resumption of normal collection activities in quarter 3 have not as yet resulted in any significant improvement in receivable balances. As such, the Group continues to make 100% provision for debt in accordance with our standard policy.

However, there has been an improvement in collections for debt below 60 days due to the reduction in the disconnection date for new accounts from 70 days to 45 days. The Group anticipates some improvement of this aging and subsequent provision over the next two quarters.

(***) An increase in overheads due to staff and other cost increments in line with growth across the Group.

(2) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/2005	QUARTER ENDED 31/10/2004	**NINE MTHS ENDED 31/10/2005**	NINE MTHS ENDED 31/10/2004
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant and equipment	**14.1**	18.4	**44.3**	57.3
Amortisation of film library and programme rights	**46.6**	40.1	**116.2**	98.8
Amortisation of other intangible assets	**5.9**	1.3	**14.9**	3.5
Impairment of property, plant and equipment	-	-	-	0.8
Impairment of other intangible assets	-	-	-	0.4


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/10/2005 RM'm	AS AT 31/01/2005 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**271.0**	282.7
Associates [(1)]		**20.1**	19.8
Investment		**24.2**	-
Deferred tax assets		**508.0**	548.4
Film library and programme rights		**275.0**	274.4
Other intangible assets [(2)]		**168.5**	95.6
		1,266.8	1,220.9
CURRENT ASSETS			
Inventories		**55.0**	39.0
Receivables and prepayments		**494.0**	414.2
Tax recoverable		**10.1**	9.4
Deposits, cash and bank balances		**1,058.8**	966.5
		1,617.9	1,429.1
CURRENT LIABILITIES			
Borrowings (interest-bearing)	19	**33.7**	30.8
Payables		**545.3**	534.7
Tax liabilities		**2.2**	0.8
		581.2	566.3
NET CURRENT ASSETS		**1,036.7**	862.8
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**12.4**	15.9
Borrowings (interest-bearing)	19	**337.2**	354.9
Payables		**255.3**	153.5
		604.9	524.3
NET ASSETS		**1,698.6**	1,559.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/10/2005 RM'm	AS AT 31/01/2005 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,193.3**	1,192.2
Share premium		**1.4**	2,118.9
Merger reserves		**518.4**	518.4
Exchange reserves		**(2.8)**	(1.1)
Hedging reserves		**16.1**	(1.6)
Other reserves		**37.5**	-
Accumulated losses		**(81.4)**	(2,267.4)
		1,682.5	1,559.4
Minority interests		**16.1**	-
		1,698.6	1,559.4
NET TANGIBLE ASSETS PER SHARE (RM)[3]		**0.65**	0.61

Notes:
[1] Associates include goodwill on acquisition of associates with net book value of RM13.8m (31/01/2005: RM13.8m).
[2] Other intangible assets consist of software costs, rights and licenses, prepayments and goodwill on consolidation with net book value of RM95.1m, RM49.4m, RM23.7m and RM0.3m (31/01/2005: RM61.3m, RM2.2m, RM31.8m and RM0.3m) respectively.
[3] Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,698.6m (31/01/2005: RM1,559.4m) are stated after the writing off of total set-top box and receiving equipment subsidies cumulative to-date of RM1,574.9m (31/01/2005: RM1,365.4m).


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable							
Nine months ended 31/10/2005	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Hedging reserves	Other reserves	Accumulated losses*	Minority interests	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	-	1,559.4
Foreign exchange differences	-	-	-	-	(1.7)	-	-	-	-	(1.7)
Fair value gain on hedging instrument	-	-	-	-	-	17.7	-	-	-	17.7
Net income recognised directly in equity	-	-	-	-	(1.7)	17.7	-	-	-	16.0
Profit/(loss) for the period	-	-	-	-	-	-	-	140.3	(5.6)	134.7
Total recognised income	-	-	-	-	(1.7)	17.7	-	140.3	(5.6)	150.7
Share options :										
- Proceeds from shares issue pursuant to ESOS	1.6	1.1	4.8	-	-	-	-	-	-	5.9
- Value of employee services	-	-	0.3	-	-	-	37.5	-	-	37.8
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	15.4	15.4
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	6.3	6.3
Dividends	-	-	-	-	-	-	-	(76.9)	-	(76.9)
Transfer of share premium upon cancellation	-	-	(2,122.6)	-	-	-	-	2,122.6	-	-
	1.6	1.1	(2,117.5)	-	-	-	37.5	2,045.7	21.7	(11.5)
As at 31 October 2005	1,924.0	1,193.3	1.4	518.4	(2.8)	16.1	37.5	(81.4)	16.1	1,698.6

* Included in accumulated losses of RM81.4m is RM45.3m retained profits of the Company and RM2,122.6m transferred from share premium upon cancellation where the Company has provided an undertaking to the Court not to make any distributions until the amounts owing to non-consenting creditors and other liabilities as at 31 August 2005 are settled or consented to the cancellation as disclosed in Note 18(a)(4).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Nine months ended 31/10/2004	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	(2,422.8)	1,394.6
Net income recognised directly in equity : Foreign exchange differences	-	-	-	-	(0.6)	-	(0.6)
Profit for the period	-	-	-	-	-	82.9	82.9
Total recognised income	-	-	-	-	(0.6)	82.9	82.3
Proceeds from shares issue pursuant to ESOS	0.2	0.1	0.4	-	-	-	0.5
As at 31 October 2004	1,918.9	1,189.6	2,108.5	518.4	0.8	(2,339.9)	1,477.4


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2005	NINE MTHS ENDED 31/10/2004
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**134.7**	82.9
Contra arrangements – revenue	**(2.7)**	(3.6)
Amortisation of film library and programme rights	**116.2**	98.8
Other intangible assets		
- Amortisation	**14.9**	3.5
- Impairment	**-**	0.4
Property, plant and equipment		
- Depreciation	**44.3**	57.3
- Impairment	**-**	0.8
- Gain on disposal	**(0.2)**	(0.3)
Interest income	**(19.8)**	(27.9)
Interest expense	**29.9**	73.2
Interest on early redemption of Bonds	**-**	23.4
Value of employee services – share options	**37.8**	-
Taxation	**42.0**	40.7
(Profit)/loss from investment in associates	**(3.9)**	3.0
Unrealised foreign exchange (gain)/loss	**(1.4)**	0.2
	391.8	352.4
Changes in working capital:		
Film library and programme rights	**(87.6)**	(91.9)
Inventories	**(16.1)**	(11.0)
Receivables and prepayments	**(56.1)**	(85.0)
Payables	**78.3**	15.8
Provision for liabilities and charges	**-**	(5.0)
	310.3	175.3
Income tax paid	**(5.1)**	(3.2)
Interest received	**18.8**	32.7
Net cash flow from operating activities	**324.0**	204.8



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2005	NINE MTHS ENDED 31/10/2004
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equity investment	(24.2)	-
Acquisition of a subsidiary, net of cash acquired	(26.3)	-
Investment in associates	-	(0.8)
Purchase of property, plant and equipment	(26.8)	(24.7)
Acquisition of intangible assets	(45.3)	(28.1)
Proceeds from disposal of property, plant and equipment	0.5	0.3
Proceeds from disposal of an associate	1.4	-
Net cash flow from investing activities	(120.7)	(53.3)
*Net cash flow from operating and investing activities**	*203.3*	*151.5*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(76.9)	-
Interest paid	(18.8)	(43.6)
Interest paid on early redemption of Bonds	-	(23.4)
Proceeds from borrowings	8.0	251.0
Issuance of shares pursuant to ESOS	5.9	0.5
Repayment of finance lease liabilities	(21.9)	(26.9)
Repayment of borrowings	(7.2)	(1,096.3)
Net cash flow from financing activities	(110.9)	(938.7)
Net effect of currency translation on cash and cash equivalents	(0.1)	0.1
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	92.3	(787.1)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	966.5	1,740.3
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,058.8	953.2

(*) Represents free cash flow.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2005 except for the adoption of new and revised IFRS during the period. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

The adoption of new and revised IFRS did not result in a change in the Group's accounting policies except for the following:

Standards adopted	Up to 31 January 2005	Effective from 1 February 2005	Impact on cumulative quarter ended 31/10/2005
IFRS 2 – Share-based Payments	- There was no charge on the share options granted to employees.	- Cost of share options is charged to the income statement.	Prior year charge: RM 8.1m Quarter 1 charge: RM 5.3m Quarter 2 charge: RM12.3m Quarter 3 charge: RM12.1m Total: RM37.8m
IFRS 3 – Business Combinations	- Goodwill was amortised through income statement on a straight-line basis over its estimated useful life.	- Amortisation of goodwill is ceased. Accumulated amortisation as at 31 January 2005 is eliminated with a corresponding decrease in the cost of goodwill.	N/A
	- Goodwill was assessed for an indication of impairment at each balance sheet date.	- Goodwill is tested annually for impairment, as well as when there are indications of impairment.	N/A

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2005 have been prepared under UK GAAP. Commencing from the financial year ending 31 January 2006, the Company adopts IFRS for the preparation of its consolidated financial statements as permitted under a new regulation in the United Kingdom – the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.7	2.5	1.6	5.9

Other than as disclosed above, there are no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the current quarter, the following dividends were paid:

	Total RM'm
A first and final tax exempt dividend of 2.5 sen per share in respect of financial year ended 31 January 2005, paid on 26 August 2005	48.1
Tax exempt interim dividend of 1.5 sen per share in respect of financial year ending 31 January 2006, paid on 31 October 2005	28.8
	76.9


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/05	QUARTER ENDED 31/10/04	**NINE MTHS ENDED 31/10/05**	NINE MTHS ENDED 31/10/04
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**448.7**	394.9	**1,317.5**	1,122.7
Inter-segment revenue	**0.1**	-	**1.0**	0.1
Multi channel television revenue	**448.8**	394.9	**1,318.5**	1,122.8
Radio				
External revenue	**38.2**	31.2	**102.9**	87.9
Inter-segment revenue	**0.9**	0.7	**2.4**	2.3
Radio revenue	**39.1**	31.9	**105.3**	90.2
Library licensing and distribution				
External revenue	**8.9**	6.5	**33.6**	25.5
Inter-segment revenue	**2.6**	2.2	**7.6**	6.6
Library licensing and distribution revenue	**11.5**	8.7	**41.2**	32.1
Others				
External revenue	**11.7**	8.1	**26.1**	19.1
Inter-segment revenue	**64.9**	24.6	**186.3**	71.3
Others revenue	**76.6**	32.7	**212.4**	90.4
Total reportable segments	**576.0**	468.2	**1,677.4**	1,335.5
Eliminations	**(68.5)**	(27.5)	**(197.3)**	(80.3)
Total group revenue	**507.5**	440.7	**1,480.1**	1,255.2



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/05	QUARTER ENDED 31/10/04	**NINE MTHS ENDED 31/10/05**	NINE MTHS ENDED 31/10/04
	RM'm	RM'm	**RM'm**	RM'm
Profit from operations by segment :				
Multi channel television	**82.8**	62.3	**237.2**	232.9
Radio	**13.2**	15.6	**33.9**	38.0
Library licensing and distribution	**(21.4)**	(16.5)	**(56.1)**	(47.2)
Others/eliminations	**(11.4)**	(5.0)	**(27.7)**	(17.7)
Profit from operations	**63.2**	56.4	**187.3**	206.0

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 October 2005, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 1 December 2005.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Acquisition of subsidiaries

(1) Global Sports Entertainment S.à r.l. ("GSE")

On 23 August 2005, ASTRO Overseas Limited ("AOL"), a wholly-owned subsidiary of the Company, incorporated a company in Luxembourg, GSE with a paid-up share capital of USD15,500 divided into 500 shares of USD31 each. On 23 September 2005, GSE's share capital was increased to USD1,074,336 representing 34,656 shares of USD31 each. GSE is intended to be used as an investment holding company which will undertake aggregation and creation of sports content.

(2) Beijing Celestial Channel Consulting Limited ("BCCCL")

On 12 September 2005, Celestial Enterprises Limited ("CEL"), a wholly-owned subsidiary of the Company, incorporated a wholly foreign owned enterprise known as BCCCL in Beijing, the People's Republic of China. BCCCL was incorporated with a registered capital of HKD500,000 and a registered total investment of HKD700,000. BCCCL was registered for the provision of consulting and advisory services and for the development of Celestial's business in China.

(3) Plus Interactive Asia Limited ("Plus Interactive")

On 29 September 2005, All Asia Interactive Technologies (BVI) Ltd ("AAIT"), a wholly-owned subsidiary of the Company, subscribed for a total of 5,000,000 shares representing 75% equity interest in Plus Interactive, a company incorporated in Hong Kong as disclosed in Note 18(3). Plus Interactive was established for the purpose of aggregating and distributing content over broadband, providing web portal outsourcing services and providing consultancy services.



11. CHANGES IN THE COMPOSITION OF THE GROUP (continued)

(4) All Asia Radio Technologies Limited ("AART") and ASTRO All Asia Entertainment Networks Limited ("AAAE")

On 19 October 2005, AOL acquired two companies, known as AART and AAAE. Both AART and AAAE, intended to be investment holding companies to hold Group's investments in radio businesses in the region and origination of programming content for regional distribution respectively, were incorporated in Hong Kong and have authorised share capital of HK$10,000 divided into 10,000 ordinary shares of HKD1.00 each, of which 1 ordinary share of HKD1.00 each has been issued and paid-up.

(5) Global Entertainment and Management Systems (BVI) Ltd ("GEMS") and Celestial Productions Limited ("CPRL")

Pursuant to an internal reorganisation to re-align Celestial Pictures Limited ("CPL")'s lines of businesses to allow for greater operational efficiency of the Group, the following wholly-owned subsidiaries of the Company were transferred within the Group on 31 October 2005:

- Transfer of the entire share capital of 1 share of USD1.00 in GEMS from Celestial Pictures Limited ("CPL") to Celestial Enterprises Limited ("CEL") for a cash consideration of USD1.00. Both CPL and CEL are wholly-owned subsidiaries of the Company through AOL.
- Transfer of the entire share capital of 2 shares of HKD1.00 each in CPRL from Celestial Filmed Entertainment Limited, a wholly-owned subsidiary of CPL to CPL for a cash consideration of HKD2.00.

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 October 2005, the Group has provided guarantees to third parties amounting to RM1.7m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 October 2005.

13. COMMITMENTS

As at 31 October 2005, the Group has the following commitments:

	Authorised and		
	Contracted for	**Not contracted for**	**Total**
	RM'm	**RM'm**	**RM'm**
Capital expenditure	26.8	111.8	138.6
Investment in and advances to associates	43.1	-	43.1
Film library and programme rights	35.2	78.7	113.9
Non-cancellable operating lease	29.9	-	29.9
	135.0	190.5	325.5


ASTRO ALL ASIA NETWORKS plc

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE NINE MTHS ENDED 31/10/05	AMOUNTS (*) DUE FROM/(TO) AS AT 31/10/05
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	5.0	4.9
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	12.0	(2.7)
Valuelabs	5.6	(0.6)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	5.0	(1.3)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	11.9	(11.9)

(*) Represents amounts outstanding on transactions entered into during the nine months ended 31 October 2005.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/05	QUARTER ENDED 31/10/04	NINE MTHS ENDED 31/10/05	NINE MTHS ENDED 31/10/04
	RM'm	RM'm	RM'm	RM'm
Current tax	1.6	2.3	5.8	4.1
Deferred tax	3.2	(2.5)	36.2	36.6
	4.8	(0.2)	42.0	40.7

The Group's effective tax rate for the current quarter of 8% is lower than the Malaysian statutory tax rate of 28% mainly due to the utilisation of RM112.9m unabsorbed Investment Tax Allowance ("ITA") in a subsidiary.

The Group's effective tax rate for the 9 months ended 31 October 2005 of 24% is lower than the Malaysian statutory tax rate of 28% due to the utilisation of RM171.4m unabsorbed ITA in a subsidiary offset partially by losses in foreign subsidiaries and certain Malaysian subsidiaries which were not available for tax relief at Group level and the non-deductibility of certain operating expenses for tax purposes.

As at 31 October 2005, the Group has RM284.3m balance of ITA available for utilisation.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

As at 1 December 2005, the Company has not completed the following transactions:

(i) The voluntary winding up of Radio Advertising and Programming Systems Sdn Bhd ("RAPS").
(ii) The voluntary winding up of Asia Company No. 1 Limited (formerly known as ASTRO Overseas Limited).

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision, with an initial commitment of USD15.3 million and shareholder loan facilities of USD35 million.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

As at 1 December 2005, the Conditions Precedent Date and Closing Date (as defined in the SSA) have been extended to 15 April 2006 and 30 April 2006 respectively.

(3) Plus Interactive

The Company had on 12 August 2005 announced that AAIT paid a sum of USD0.75 million in cash on 11 August 2005 to Goal TV Limited ("GTV"), a company incorporated in Hong Kong, pursuant to a conditional agreement to subscribe for shares in GTV entered into between AAIT, GTV and Yes Television (Hong Kong) Limited ("Yes TV") on 28 July 2005 ("Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, AAIT or its affiliates shall subscribe for 5,000,000 shares and Yes TV 1,666,664 shares representing 75% and 25% respectively of the enlarged issued and paid-up share capital of GTV. On 27 September 2005, GTV changed its name to Plus Interactive. The balance of USD4.25 million was paid upon completion of the Shareholders' Agreement on 29 September 2005 and Plus Interactive became a subsidiary of the Group, as disclosed in Note 11(3).

(4) Share premium cancellation

On 13 June 2005, the Company announced the proposed cancellation of share premium account ("Proposed Cancellation") which involved the cancellation of the sum standing to the credit of the share premium account as at the hearing date of the petition seeking confirmation of the Proposed Cancellation ("Petition") by the High Court of Justice in England and Wales (the "Court"). The special resolution for the Proposed Cancellation was duly passed by the shareholders of the Company on 20 July 2005.

On 24 August 2005, the hearing date of the Petition, the Court granted the Order confirming the Proposed Cancellation and accordingly, the amount of RM2.12 billion standing to the credit of the share premium account at the close of business on 24 August 2005 was transferred to the Company's distributable reserve.


ASTRO ALL ASIA NETWORKS plc

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(4) Share premium cancellation (continued)

The Company provided an undertaking to the Court not to make any distributions until the amount owing to non-consenting creditors and other liabilities as at 31 August 2005 are settled or consented to the Proposed Cancellation. As at 1 December 2005, the amount owing to non-consenting creditors and other liabilities have been settled or consented to the Proposed Cancellation.

The Proposed Cancellation took effect on 31 August 2005 when the Order was registered at the Registrar of Companies of England and Wales.

Other than as disclosed above, there were no incomplete corporate proposals as at 1 December 2005.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 1 December 2005 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds [1]	Utilised to date	Amount outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities facility [2]	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade facility	77.1	(77.1)	-
Repayment of bearer promissory notes [3]	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses [4]	107.7	(107.7)	-
Working capital / general corporate purposes	568.3	(568.3)	-
	2,029.9	(2,010.9)	19.0

Note:

(1) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(2) Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred in this analysis to working capital / general corporate purposes.

(3) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(4) The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred in this analysis to working capital / general corporate purposes.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 31 October 2005 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – INR23.0m	2.0	-	2.0
BPI Facilities[2]	-	302.3	302.3
Finance lease liabilities[3]	31.7	34.9	66.6
	33.7	337.2	370.9

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security for the BPI Facilities.

The rights, titles, interests and benefits of MBNS of the following are also assigned for the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(4) The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities shall be guaranteed by MBNS and RAPS and comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), which will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. On 31 May 2005, the guarantee of RAPS has been provided. As at 31 October 2005, the Company has not drawn on the facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 1 December 2005.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 1 December 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Third Quarter 2006) against the preceding quarter (Second Quarter 2006)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2005	SECOND QUARTER 31/07/2005	THIRD QUARTER 31/10/2005	SECOND QUARTER 31/07/2005
Consolidated Performance				
Total Revenue	507.5	499.4		
Subscriber Acquisition Costs (SAC)[2]	92.5	106.9		
EBITDA[3]	83.0	72.0		
EBITDA Margin (%)	16.4	14.4		
Net Profit	56.5	44.0		
Free Cash Flow[4]	90.6	81.2		
Net Increase in Cash	6.0	62.7		
Capital expenditure[5]	20.3	20.8		
(i) **Multi channel TV(MC-TV)**[1]				
Subscription revenue	413.1	407.5		
Advertising revenue	27.4	27.3		
Other revenue	8.3	9.2		
Total revenue	448.8	444.0		
SAC[2]	92.5	106.9		
EBITDA[3]	95.6	70.4		
EBITDA Margin (%)	21.3	15.9		
Capital expenditure[5]	17.6	18.5		
Total subscriptions-net additions ('000)			75	77
Total subscriptions-end of period ('000)			1,915	1,840
Residential subscribers-net additions ('000)			67	67
Residential subscribers-end of period ('000)			1,763	1,696



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Third Quarter 2006) against the preceding quarter (Second Quarter 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2005	SECOND QUARTER 31/07/2005	**THIRD QUARTER 31/10/2005**	SECOND QUARTER 31/07/2005
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			**79**	80
Churn (%)			**10.6**	9.4
SAC per set-top box sold (RM)			**746**	786
Content cost (RM per subscriber per mth)			**27**	25
(ii) Radio[1]				
Revenue	**39.1**	36.2		
EBITDA[3]	**16.5**	13.2		
EBITDA Margin (%)	**42.2**	36.5		
Listeners ('000)[6]			**11,227**	10,407
Share of radio adex (%)[7]			**80**	82
(iii) Library Licensing and Distribution[1]				
Revenue	**11.5**	15.9		
EBITDA[3]	**(21.0)**	(15.0)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**24**	29
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,826**	1,740
Malaysian film production – theatrical release			**1**	nil

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2005 and Sweep 1, 2005 performed by NMR in October 2005 and April 2005 respectively.
7. Based on NMR Adex Report.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2006) against the preceding quarter (Second Quarter 2006) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group consolidated revenues grew RM8.1m or 1.6% to RM507.5m from RM499.4m in the preceding quarter. The increase was driven by higher MC-TV subscription revenue of RM5.6m due to continued growth in subscriber base. Group advertising revenue of RM67.1m was higher than the preceding quarter by RM3.4m mainly contributed by increased Radio airtime sales of RM3.0m or 8.4%.

EBITDA

Group EBITDA improved to RM83.0m in the current quarter from RM72.0m in the preceding quarter. The increase of RM11.0m or 15.3% was primarily due to:

(a) a decrease in subscriber acquisition costs of RM14.4m associated with lower gross additions of 17,400;
(b) lower overhead costs mainly from a decrease in the provision for doubtful debts of RM10.0m; and
(c) higher content costs of RM17.1m which had partially offset the gains from the above reasons as we continue to create, aggregate and distribute more content.

Free Cash Flow

Free Cash Flow generated was RM90.6m compared to RM81.2m in the preceding quarter. The increase was mainly due to the favourable EBITDA results and lower working capital, partially offset by equity investment during the quarter.

Net Cash Flow

There was a net increase in cash of RM6.0m compared to a net cash increase of RM62.7m in the preceding quarter. The reduction was mainly due to a dividend payment of RM76.9m in the current quarter.

Capital Expenditure

The group committed capital expenditure totalled RM20.3m for the current quarter, compared to RM20.8m in the preceding quarter.

Multi channel TV

MC-TV segment achieved total revenue of RM448.8m, which was RM4.8m or 1.1% higher than the preceding quarter. The increase was mainly attributable to higher subscription revenue of RM5.6m driven by enlarged subscriber base.

Residential subscriber net additions of 66,500 decreased by 700 or 1.0% from 67,200 in the preceding quarter. The decrease in net addition was due to lower gross additions offset by lower churn as tabulated below:

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2006) against the preceding quarter (Second Quarter 2006) (continued)

Multi channel TV (continued)

Residential subscriber ('000)	Third Quarter 2006	Second Quarter 2006	Variance
Gross additions	110.1	127.5	(17.4)
Churn	(43.6)	(60.3)	16.7
Net additions	66.5	67.2	(0.7)

While absolute churn in the current quarter has decreased by 16,700 to 43,600 subscribers from 60,300 subscribers in last quarter, MAT churn for this quarter of 10.6% was higher than preceding quarter of 9.4%. The last quarter MAT churn was lower as it included the effect of higher reconnection rates (which resulted in a negative churn of 13,000 subscribers) immediately after the smartcard replacement exercise completed in September 2004. On an annualised basis, the current quarter churn of 43,600 subscribers would translate to a churn rate of 9.7%.

ARPU decreased marginally from RM79.6 in the preceding quarter to RM78.5 in the current quarter due to decreased basic revenue, partly offset by late payment and reconnection revenue arising from reconnection of service during the festive seasons for Hari Raya and Deepavali.

SAC's per box sold was RM746, a decrease of RM40 from RM786 in the preceding quarter as a result of lower set-top box costs and marketing/sales expenses.

Radio

Radio's revenue of RM39.1m was RM2.9m or 8.0% higher than RM36.2m in the preceding quarter mainly driven by higher airtime sales.

Library Licensing and Distribution

Revenue of RM11.5m for Library Licensing and Distribution was RM4.4m or 27.7% lower than RM15.9m in the preceding quarter. The decrease was due to higher program blocks licensing income from the Movie Channel business in the preceding quarter and lower distribution licensing income for Shaw titles in the current quarter.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2005 (YTD October 2005) against the corresponding nine months ended 31 October 2004 (YTD October 2004)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2005	NINE MTHS ENDED 31/10/2004	**NINE MTHS ENDED 31/10/2005**	NINE MTHS ENDED 31/10/2004
Consolidated Performance				
Total Revenue	**1,480.1**	1,255.2		
Subscriber Acquisition Costs (SAC)[2]	**284.0**	261.2		
EBITDA[3]	**246.5**	268.0		
EBITDA Margin (%)	**16.7**	21.4		
Net Profit	**140.3**	82.9		
Free Cash Flow[4]	**203.3**	151.5		
Net Increase / (Decrease) in Cash	**92.3**	(787.1)		
Capital expenditure[5]	**68.7**	52.8		
(i) **Multi channel TV(MC-TV)**[1]				
Subscription revenue	**1,211.6**	1,005.9		
Advertising revenue	**81.6**	77.0		
Other revenue	**25.3**	39.9		
Total revenue	**1,318.5**	1,122.8		
SAC[2]	**284.0**	261.2		
EBITDA[3]	**278.3**	283.7		
EBITDA Margin (%)	**21.1**	25.3		
Capital expenditure[5]	**59.6**	44.3		
Total subscriptions-net additions ('000)			**217**	202
Total subscriptions-end of period ('000)			**1,915**	1,595
Residential subscribers-net additions ('000)			**197**	188
Residential subscribers-end of period ('000)			**1,763**	1,471
ARPU – residential subscriber (RM)			**79**	80
Churn (%)			**10.6**	9.2
SAC per set-top box sold (RM)			**755**	789
Content cost (RM per subscriber per mth)			**26**	27


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2005 (YTD October 2005) against the corresponding nine months ended 31 October 2004 (YTD October 2004) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2005	NINE MTHS ENDED 31/10/2004	**NINE MTHS ENDED 31/10/2005**	NINE MTHS ENDED 31/10/2004
(ii) Radio[1]				
Revenue	**105.3**	90.2		
EBITDA[3]	**39.0**	39.5		
EBITDA Margin (%)	**37.0**	43.8		
Listeners ('000)[6]			**11,227**	8,994
Share of radio adex (%)[7]			**80**	73
(iii) Library Licensing and Distribution[1]				
Revenue	**41.2**	32.1		
EBITDA[3]	**(54.7)**	(45.4)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**92**	84
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,744**	1,440
Malaysian film production – theatrical release			**1**	3

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2005 and Sweep 2, 2004 performed by NMR in October 2005 and October 2004 respectively.
7. Based on NMR Adex Report.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2005 (YTD October 2005) against the corresponding nine months ended 31 October 2004 (YTD October 2004) (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenues of RM1,480.1m which was RM224.9m or 17.9% higher than RM1,255.2m recorded in YTD October 2004. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM205.7m or 20.4% due to enlarged subscriber base. Advertising revenue increased by RM23.4m primarily contributed by MC-TV segment (RM4.6m or 6%) and Radio segments (RM16.5m or 18.9%). Library Licensing and Distribution's revenue also improved to RM41.2m, an increase of RM9.1m or 28.3% from RM32.1m in YTD October 2004.

EBITDA

Group EBITDA of RM246.5m decreased by RM21.5m or 8.0% from RM268.0m as compared to the corresponding nine months ended 31 October 2004. EBITDA was impacted by an increase in total SAC of RM22.8m directly attributable to the positive growth in gross additions of 55,400; ESOS/MSIS share option charges of RM37.8m; and an increase in the provision for doubtful debts of RM28.8m. Without these three principal cost increases, underlying EBITDA margin would have increased from 21.4% in YTD October 2004 to 22.7% in YTD October 2005.

Free Cash Flow

Free cash flow improved by RM51.8m to RM203.3m compared to RM151.5m in YTD October 2004. The increase was largely derived from operating activities as driven by higher EBITDA and lower working capital but partially offset by higher capital expenditure and acquisition of subsidiary and equity investment in YTD October 2005.

Net Cash Flow

There was a net increase in cash of RM92.3m compared to a net deficit of RM787.1m in YTD October 2004, as the Group utilised the IPO proceeds for the repayment of bonds and medium term notes under the PDS facility of RM570m, ECA facility of RM60m and USD120m (RM456m) under the term loan facility lead arranged by DBS Bank Limited.

Capital Expenditure

Group capital expenditure totalled RM68.7m in YTD October 2005, of which RM59.6m was for MC-TV requirements, and represented a RM15.9m higher spent over YTD October 2004.

Multi channel TV

MC-TV segment's total revenue of RM1,318.5m was RM195.7m or 17.4% higher than YTD October 2004. The increase was driven by higher subscription and advertising revenues as a result of continuing growth in the business.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2005 (YTD October 2005) against the corresponding nine months ended 31 October 2004 (YTD October 2004) (continued)

Multi channel TV (continued)

Residential subscriber net additions were 196,700 which increased by 9,100 or 4.9% as compared to 187,600 achieved in YTD October 2004. This was driven by growth in the mass urban market following the smartcard swap exercise completed in September 2004 coupled with aggressive marketing initiatives involving free set-top boxes and installation promotions.

MAT churn increased to 10.6% in YTD October 2005 from 9.2% in YTD October 2004.

ARPU for YTD October 2005 decreased to RM79 from RM80 in YTD October 2004 due to lower basic subscription ARPU.

SAC per box sold for YTD October 2005 was RM755, a decrease of RM34 from RM789 in YTD October 2004 as a result of lower set-top box costs and marketing/sales expenses but was offset by decreased set-top box retail selling prices.

Radio

Radio's revenue of RM105.3m was RM15.1m or 16.7% higher than RM90.2m achieved in YTD October 2004. This improvement was mainly driven by increased advertising revenue attributed to increases in airtime rate and additional revenue streams from newly acquired radio station.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM41.2m which was RM9.1m or 28.3% higher than RM32.1m achieved in YTD October 2004. The increase was attributed to higher revenue from the Movie Channel business driven by higher content sales and channel licensing income in existing and new territories and higher distribution revenue from the New Content business, but partially offset by lower licensing income from Shaw titles.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2006 (FY2006)

There has been continuing strong demand for the Group's products and services during the period under review.

Following on from the 3rd quarter result, we expect to see our full year results impacted by:

i) The cost of share-based payments estimated at RM51.3m (with a 4th quarter estimate of RM13.5m) arising from the adoption of new IFRS accounting standards.
ii) Increase in total subscriber acquisition costs if the currently experienced subscriber growth levels continue.
iii) Programming and operational costs, estimated at RM30m, which will substantially be incurred in the 4th quarter, in respect of the planned expansion of the Malaysian multi channel television services.
iv) An estimated RM20m in start up losses relating to programming and content joint ventures.
v) Continuing problems in respect of the new Customer Relationship Management System has impacted our year-to-date results through a business revenue loss of RM6m in quarter 1 and an increase in bad debt provision of almost RM29m, which is unlikely to be recovered in the year.
vi) Recent regulatory developments in China have restricted the short to medium term opportunities for the Celestial business. The Group will be re-assessing the potential opportunities for domestic revenues in China and its impact on the carrying value of Celestial Film Library during quarter 4.

Our participation in the Indonesian DTH Joint Venture is now expected to take effect later this year. Accordingly, it is not anticipated that start up costs will materially impact Group results for the current financial year.

Having regard to the above and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will otherwise be in line with expectation for the financial year ending 31 January 2006.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

No dividend has been declared or recommended for the current quarter ended 31 October 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/05	QUARTER ENDED 31/10/04	**NINE MTHS ENDED 31/10/05**	NINE MTHS ENDED 31/10/04
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**56.5**	29.8	**140.3**	82.9
Weighted average number of ordinary shares	'm	**1,923.6**	1,918.7	**1,923.1**	1,918.7
Basic earnings per share	sen	**2.94**	1.55	**7.30**	4.32
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**56.5**	29.8	**140.3**	82.9
Weighted average number of ordinary shares	'm	**1,923.6**	1,918.7	**1,923.1**	1,918.7
Adjusted for share options granted	'm	**12.1**	6.0	**14.1**	6.2
Adjusted weighted average number of ordinary shares	'm	**1,935.7**	1,924.7	**1,937.2**	1,924.9
Diluted earnings per share*	sen	**2.92**	1.55	**7.24**	4.31

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,560,300 options under the ESOS and MSIS.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

1 December 2005

Kuala Lumpur

General Announcement
Reference No **AA-051201-62819**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **01/12/2005**

Type : **Announcement**
Subject : **Press Release on the financial results for the third quarter ended 31 October 2005**

Contents :

Please find attached the press release on the financial results of ASTRO ALL ASIA NETWORKS plc for the third quarter ended 31 October 2005.



3FY2006 press release.pdf

This announcement is dated 1 December 2005.


TM
ASTRO ALL ASIA NETWORKS plc

ASTRO REPORTS HIGHER THIRD QUARTER EARNINGS

Kuala Lumpur, 1 December 2005

Performance Highlights for the third quarter ended 31 October 2005 (3QFY06)

Financial Highlights

- Group Revenues for 3QFY06 increased year-on-year (YOY) by15% to RM507.5 million
- EBITDA increased YOY by 9% to RM83 million
- Net Attributable Profit is 90% higher YOY at RM56.5 million

Operating Highlights

- 67K net increase in residential subscribers in 3QFY06 to 1.763 million, representing 33% of Malaysian TV homes
- ARPU of RM78.5 compared with RM79.6 in 2QFY06 on strong expansion into broader mass urban market
- Churn decreased by 16.7K to 43.6K due to increased reconnections over Raya and Deepavali festive period. Reported Moving-Annual-Total churn rate, however, is higher at 10.6%.
- Subscriber acquisition costs decreased RM40 in third quarter to RM746 per box sold
- Content cost as % of revenue for pay-TV increased to 31.1% from 28.3% in 2QFY06 on costs related to program initiatives in the quarter including Akademi Fantasia Finals and live programs for Merdeka and the Deepavali and Hari Raya festive seasons.

Performance Overview

ASTRO ALL ASIA NETWORKS plc has reported higher group revenues and earnings for its third quarter ended 31 October 2005. Group revenues rose 15% year-on-year to RM507.5 million in third quarter on higher contributions from its TV and radio businesses. Net attributable profit was RM56.5 million against RM29.8 million in the previous year's corresponding quarter.

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

Earnings before interest, tax, depreciation and amortization (EBITDA) for the third quarter was RM83 million, up 9% from RM76 million a year ago. Year-to-date EBITDA of RM246.5 million is 8% lower from the same period last year due to charges from complying with new accounting standards, higher provisioning for subscriber debt and an increase in subscriber acquisition cost directly related to a 55K growth in gross subscriptions. As a result, year-to-date EBITDA margin was 16.7%.

In anticipation of the substantial expansion of our Malaysian TV service offering, certain programming and operational costs estimated at RM30 million for FY2006 have also been committed, the bulk of which will be substantially incurred in the fourth quarter. This service expansion has, unfortunately, been pushed back to next year because of Measat 3 launch delay. We have been advised that the satellite launch, previously scheduled for December 2005, is now not expected to happen before the middle of next year. We are putting in place measures to generate early revenues to mitigate these costs once the new satellite transponder capacity is made available to us.

The third quarter saw the launch of a direct competitive offering to our ***Astro*** pay-TV service and we expect to face continuing challenges from other entertainment alternatives. We are making substantial investments in new technology, customer service and content, and will be announcing new initiatives to underpin our efforts to defend our market share.

Despite the more competitive landscape, we activated 110K new subscriptions during the third quarter. About two thirds of the gross additions came from the Malay sector, which now represents our fastest growing sector as well as opportunity, with penetration at 29%. Net of churn, we added 66.5K subscriptions, bringing the total residential subscriber base to 1.763 million. This represented 33% of total Malaysian TV homes as at 31 October 2005.

The average revenue per subscriber (ARPU) of RM78.5, compared with RM79.6 in the second quarter of FY2006, is a direct consequence of the strong penetration into the broader mass urban market and strong take-up of our minimum subscription package. We are confident that the ARPU growth constraints we currently faced can be addressed when we expand our service offerings -- including premium channels and pay-per-views – in the latter part of next year.

Absolute churn decreased by 16.7K to 43.6K in the third quarter due to increased reconnections during the recent Deepavali and Hari Raya celebrations and holidays. Churn, as reported on a 12-month moving annual total (MAT), rose to 10.6% from 9.4% in the second quarter. This is due to negative churn of 13K -- there were 13K more reconnections than disconnections after the smartcard replacement exercise in September 2004 -- being replaced by the current quarter churn of 43.6K. On an annualized basis, the third quarter churn of 43.6K translates to a churn rate of 9.7%.

Subscriber acquisition cost decreased RM40 in the quarter to RM746 per box due to lower marketing and sales cost and reduced box costs. As expected, content costs as a percentage of revenue increased to 31.1% from 28.3% in the second quarter on costs related to program initiatives in the quarter including Akademi Fantasia Finals and live programs for Merdeka and the Deepavali and Hari Raya festive seasons.

Our Radio business continues to grow satisfactorily and perform to expectations. Our eight stations, **ERA**, ***MY FM***, ***Thr.fm***, ***hitz.fm***, ***MIX FM***, ***Light & Easy***, ***Sinar FM*** and ***Xfresh.fm***, reached 11.2 million listeners or 60.5% of radio listeners, according to the latest listenership survey by Nielsen Media Research in October 2005. Our share of radio advertising now stands at 80%. While we continue to extract further synergy and efficiencies across our radio stations, growing competition will provide challenges for the future.

Celestial Pictures continues to develop its licensing and distribution business in South-east Asia and other markets, notwithstanding the difficult operating environment in China which was expected to be its key growth market. It has remastered 91 and released 92 Shaw titles year-to-date for worldwide distribution and additionally secured output deals with leading Asian producers for more current Hong Kong titles and pay-TV rights for its flagship Celestial Movies channel. Celestial has also successfully secured licensing contracts in major markets for ***Perhaps Love*** which will premiere across Asian cinema screens in December. The Chinese musical, a joint-production of TVB and ASTRO-Shaw, has been selected as Hongkong's entry for the Oscars and was recently voted best foreign film at the third Queen's International Film Festival in New York.

Commenting on future prospects, ASTRO Chairman Dato' Haji Badri Haji Masri said: "We will continue to subsidise the cost of entry to our service for the broader mass urban market in Malaysia and remain confident of our ability to sustain revenue and profit growth for the future. We are focused on developing our regional footprint and business, through new distribution platforms as well as by creating and aggregating new content and developing TV and radio channels with distinctive content of various genres that will, not only retain customer loyalty but also, attract new viewers and listeners."

"We expect to complete the Indonesian joint-venture and be able to announce other investment initiatives over the next few months. Our joint-ventures with leading regional content producers are well underway and we are on track to launch new vernacular channels on our platforms in Malaysia and Brunei, upon availability of new transponder capacity, and in Indonesia, where we expect to commence commercial launch early next year."

RM million	Quarter Ended		
	31/10/2005 (3QFY2006)	31/10/2004 (3QFY2005)	31/7/2005 (2QFY2005)
Revenue	**507.5**	440.7	499.4
EBITDA	**83.0**	76.0	72.0
Net Profit	**56.5**	29.8	44.0
Subscribers (millions)*	**1.763**	1.471	1.696
Listeners (millions)**	**11.2**	9.0	10.4

*Residential subscribers

**based on Nielsen survey in Oct 2005, Oct 2004 and April 2005 respectively

[Full details of our 3QFY2006 results are available in a separate announcement to Bursa Malaysia.]

ENDS

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

For further information, please contact:
Amy Balan (Head, Investor Relations)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

sting Circular

STING'S CIRCULAR NO. L/Q : 34299 OF 2005

ompany Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
ate Announced : **02/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents :

Kindly be advised that the abovementioned Company's additional 99,100 new ordinary shares of 10 pence each sued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, December 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34312 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **02/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 230,100 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 7 December 2005.**

sting Circular

STING'S CIRCULAR NO. L/Q : 34383 OF 2005

ompany Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

ate Announced : **08/12/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

ontents :

Kindly be advised that the abovementioned Company's additional 137,900 new ordinary shares of 10 pence each sued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 12 December 2005.**

General Announcement
Reference No **AA-051208-54030**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **09/12/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Members' Voluntary Winding Up of a Wholly-Owned Subsidiary**

Contents :

(Unless otherwise stated, specified or defined, the abbreviations and definitions used in this announcement shall be the same as those used in ASTRO's announcement dated 3 December 2004)

The Board of Directors ("Board") of ASTRO had on 3 December 2004 announced its proposal for an internal restructuring ("Internal Restructuring") of its subsidiaries in order to create a leaner and more efficient group structure.

On 31 January 2005, the Board announced the following changes to the Internal Restructuring:-

(i) AAANL will not be voluntarily wound up, and instead will be retained to be the holding company of the non-Malaysian subsidiaries;

(ii) AOL will be voluntarily wound up; and

(iii) AAANL will be renamed as AOL.

On 14 June 2005, AAANL was renamed as AOL while AOL was renamed as Asia Company No. 1 Limited ("ACNL").

As part of the Internal Restructuring, the Board wishes to announce that a resolution was passed on 7 December 2005 for the voluntary winding-up of ACNL pursuant to Part XIII of the Companies Act 1981 of Bermuda (as amended) ("Act") and for the appointment of Ms. Jennifer Y. Fraser of Canon's Court, 22 Victoria Street, Hamilton, Bermuda as liquidator with full power and authority to conduct the winding up of ACNL in accordance with the Act and the Companies (Winding-Up) Rules 1982 of Bermuda.

ACNL was incorporated in Bermuda under the Act as an exempted company limited by shares on 3 March 2000. The authorised share capital of ACNL is USD12,000 divided into 120,000 ordinary shares of USD0.10 each, of which 120,000 ordinary shares are issued but not paid-up.

The voluntary winding up of ACNL has no material effect on the net assets of ASTRO and is not expected to have any material effect on the earnings of the ASTRO group for the financial year ending 31 January 2006.

This announcement is dated 9 December 2005.

General Announcement
Reference No **AA-051214-64705**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/12/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Recurrent Related Party Transaction pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

1. INTRODUCTION

The Board of Directors of ASTRO ("Board") wishes to make an announcement of a recurrent related party transaction ("Transaction") entered into between its wholly-owned subsidiary, MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and Telekom Malaysia Berhad ("TM") for the provision of intersite communication services.

2. INFORMATION ON MBNS

MBNS is a private limited company incorporated in Malaysia on 12 May 1992. It is engaged in the business of providing Direct-to-Home satellite multi-channel subscription television services.

3. INFORMATION ON TM

TM is a public limited company listed on the Main Board of Bursa Malaysia Securities Berhad The principal activities of TM are the establishment, maintenance and provision of telecommunication and related services under the licence issued by the Ministry of Energy, Water and Communications.

4. INFORMATION ON THE TRANSACTION

MBNS has issued a letter of award to TM for the provision of intersite communication services ("Letter of Award") and TM has accepted the same on 14 December 2005.

The Letter of Award is in respect of the award of a contract to TM for the provision of a high speed bandwidth communication link between All Asia Broadcast Centre ("AABC") in Bukit Jalil, Kuala Lumpur and Measat Teleport Broadcast Centre ("MTBC") which is a back-up facility in Cyberjaya ("Intersite Communication Services"). The parties will enter into negotiations for the execution of a formal contract, the estimated value of which is RM6.2 million (inclusive of an initial payment for installation charges), payable on a monthly basis. The contract which is expected to commence in the second quarter of 2006 will be for an initial term of 3 years and may be extended by mutual agreement.

5. RATIONALE FOR THE TRANSACTION

The Intersite Communication Services will provide a high-speed optical communication link between the two broadcasting facilities at AABC and MTBC in order to support and enhance ASTRO's services. TM has high quality equipment that meets ASTRO's technical specifications and requirements with most competitive pricing. The terms for the award of the contract are based on ordinary commercial terms in line with MBNS' business practices and policies, and are no more favourable to TM than ordinarily applicable to non-related parties.

6. APPROVALS REQUIRED

The Transaction does not require the approval of ASTRO's shareholders or approvals from any relevant authorities.

7. EFFECT OF THE TRANSACTION

The Transaction will not have any effect on the issued and paid up share capital of ASTRO.

The Transaction also does not have a material effect on its consolidated net assets and is nc expected to have any material effect on the consolidated earnings of ASTRO for the financia year ending 31 January 2006.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Khazanah Nasional Berhad ("Khazanah") is a major shareholder of ASTRO with direct equity interest of 413,829,018 ordinary shares representing 21.51% of the issued share capital of ASTRO as at 31 October 2005. Khazanah is also a major shareholder of TM with direct equi interest of 1,191,326,073 ordinary shares representing 35.135% of the issued share capital c TMB as at 31 October 2005.

Dato' Haji Badri bin Haji Masri ("DB") who is Chairman of ASTRO is a nominee of Khazanah on the board of directors of ASTRO.

STATEMENT BY THE BOARD OF DIRECTORS

The Board of ASTRO (with the exception of Dato' Haji Badri Bin Haji Masri, who is deemed interested ir the Transaction), having considered all aspects of the Transaction, is of the opinion that the Transactior is not to the detriment of ASTRO or of its shareholders and that it is in the best interests of the ASTRO Group.

10. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SECURITIES COMMISSION

As far as ASTRO is aware, the Transaction has not departed from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission.

This announcement is dated 14 December 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34453 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 300,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 16 December 2005.**

LISTING'S CIRCULAR NO. L/Q : 34478 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **16/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 96,100 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 20 December 2005.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34510 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 140,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 21 December 2005.**

LISTING'S CIRCULAR NO. L/Q : 34554 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **21/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 64,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 27 December 2005.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34580 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **23/12/2005**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 60,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 28 December 2005.**

LISTING'S CIRCULAR NO. L/Q : 34651 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/12/2005**

Subject : ASTRO-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 132,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 4 January 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34773 OF 2006
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/01/2006**

Subject : ASTRO-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 120,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 16 January 2006.**

General Announcement
Reference No **AA-060111-62093**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**12/01/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN") - PUBLIC SHAREHOLDING SPREAD**

Contents :

In compliance with Paragraph 8.15(1) of the Listing Requirements pertaining to public shareholding spread, AAAN wishes to announce that as at 31 December 2005, the level of its public shareholding spread is as follows:

% of Public Shareholdings : 26.63%
Number of Public Shareholders holding not less than 100 shares: 13,139

General Announcement
Reference No **AA-060113-58367**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/01/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Transfer of A Wholly-Owned Subsidiary pursuant to Internal Reorganisation**

Contents :

The Board of Directors of ASTRO wishes to announce the following transfer of its wholly-owned subsidiary on 13 January 2006 pursuant to an internal reorganisation ("Transfer"):-

The entire share capital of 2 shares of HKD1.00 each in Tian Ying Filmed Entertainment Limited from Celestial Movie Channel Limited ("CMCL") to Celestial Productions Limited ("CProd") for a cash consideration of HKD2.00.

CMCL and CProd are wholly-owned subsidiaries of Celestial Pictures Limited ("CPL"), which is in turn a wholly owned subsidiary of ASTRO. The internal reorganisation is for the purpose of re-aligning CPL's lines of businesses to allow for greater operational efficiency of the CPL group.

The Transfer does not have any material effect on the net assets for the financial year ended 31 January 2005 and is not expected to have any material effect on the earnings of the ASTRO group for the financial year ending 31 January 2006.

As the Transfer is between wholly-owned subsidiaries of ASTRO, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Transfer.

This announcement is dated 13 January 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34817 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **16/01/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 87,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 18 January 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34861 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/01/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 83,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 23 January 2006.**

General Announcement
Reference No **AA-060125-61307**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/01/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Acquisition of a New Subsidiary**

Contents :

The Board of Directors of ASTRO is pleased to announce that its wholly-owned subsidiary, All Asia Radio Technologies Limited ("AART"), has on 25 January 2006 acquired East Asia Radio Technologies Limited ("EART"), a private limited company incorporated in Hong Kong with a paid-up share capital of HKD1.00 divided into 1 share of HKD1.00 for a cash consideration of HKD1.00 only ("Acquisition").

Following the Acquisition, EART became a wholly-owned subsidiary of AART. AART is a wholly owned subsidiary of ASTRO Overseas Limited, which is in turn a wholly owned subsidiary of ASTRO. EART intends to undertake activities in radio broadcasting, including investments in radio businesses and provision of radio-related services.

The Acquisition does not have any material effect on the net assets for the financial year ended 31 January 2005 and is not expected to have any material effect on the earnings of the ASTRO group for the financial year ending 31 January 2006.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisition.

This announcement is dated 25 January 2006.

LISTING'S CIRCULAR NO. L/Q : 34965 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **26/01/2006**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 58,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 3 February 2006.**

LISTING'S CIRCULAR NO. L/Q : 34987 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/01/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 24,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 7 February 2006.**

LISTING'S CIRCULAR NO. L/Q : 35038 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/02/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 18,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 10 February 2006.**

LISTING'S CIRCULAR NO. L/Q : 35047 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **08/02/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 30,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 10 February 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35112 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/02/2006**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 77,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m.,Thursday, 16 February 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35177 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**17/02/2006**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 9,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m.,Tuesday, 21 February 2006.**

General Announcement
Reference No **AA-060220-64111**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **20/02/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings During Closed Period**

Contents :

We wish to announce that the Company has today received a notification from Liew Wei Yee Sharon (deemed as a principal officer for the purpose of Chapter 14 of the Listing Requirements) of her intention to deal in the shares of the Company during closed period. The Company is currently in closed period pending the release of its fourth quarter financial results for the financial year ended 31 January 2006. Details of her shareholdings as at the date of notification are set out below:-

Name of Registered Holder (s)	Total No. of Shares Held	% of the Company's issued share capital
Liew Wei Yee Sharon	12,600	<0.001%

This announcement is dated 20 February 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35221 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/02/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 24,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 24 February 2006.**

General Announcement
Reference No **AA-060302-56440**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**02/03/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Member's Voluntary Winding Up of a Wholly-Owned Subsidiary**

Contents :

(Unless otherwise stated, specified or defined, the abbreviations and definitions used in this announcement shall be the same as those used in ASTRO's announcements dated 3 December 2004 and 9 December 2005)

Further to the Company's announcement on 9 December 2005 in relation to the commencement of a members' voluntary winding-up of its wholly-owned subsidiary, Asia Company No. 1 Limited ("ACNL"), the Board wishes to announce that the Adjourned Final General Meeting of the Members of ACNL was held on 1 March 2006.

Pursuant to Section 213 of the Companies Act 1981 of Bermuda, ACNL was dissolved on 1 March 2006

This announcement is dated 2 March 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35433 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 7 March 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35473 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 10 March 2006.**

sting Circular
STING'S CIRCULAR NO. L/Q : 35513 OF 2006

ompany Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
ate Announced : **09/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents :

Kindly be advised that the abovementioned Company's additional 22,300 new ordinary shares of 10 pence each sued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 14 Marc 2006.**

Change in Audit Committee
Reference No **AA-060317-43865**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	17/03/2006

Date of change	:	**17/03/2006**
Type of change	:	**Resignation**
Designation	:	**Member of Audit Committee**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Tan Poh Ching**
Age	:	**58**
Nationality	:	**Malaysian**
Qualifications	:	**1) First Class Honours degree in mechanical engineering from the University of Strathclyde, Scotland** **2) Advanced Management Programme at Harvard Business School**
Working experience and occupation	:	**Held various management positions in the Shell group of companies in Malaysia for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong"), in April 1990. He was appointed as Executive Director of Tanjong in October 1991 and subsequently, the Chief Executive Officer of Tanjong in July 1992, a position he held until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong and Powertek Berhad.**
Directorship of public companies (if any)	:	**1)Tanjong Public Limited Company** **2) Maxis Communications Berhad** **3) Powertek Berhad** **4) Malaysian Community & Education Foundation**
Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct equity interest over 500,000 ordinary shares of 10 pence each representing 0.026% of the issued share capital of the Company held through a nominee**
Composition of Audit Committee (Name and Directorate of members after change)	:	**1) Bernard Anthony Cragg** **- Chairman/Independent Non-Executive Director** **2) Dato' Mohamed Khadar Bin Merican** **- Member/Independent Non-Executive Director**
Remarks	:	**The Board of Directors wishes to announce the resignation of Mr. Tan Poh Ching as member of the Audit Committee of ASTRO ALL ASIA NETWORKS plc ("AAAN") with effect from 17 March 2006. Mr. Tan will remain as a Non-Executive Director of AAAN.**

Change in Boardroom
Reference No **AA-060314-62075**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	17/03/2006

Date of change	:	**17/03/2006**
Type of change	:	**Appointment**
Designation	:	**Non-Executive Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Chin Kwai Yoong**
Age	:	**57**
Nationality	:	**Malaysian**
Qualifications	:	**1) Fellow of the Institute of Chartered Accountants in England & Wales 2) Member of the Malaysian Institute of Certified Public Accountants 3) Member of the Malaysian Institute of Accountants**
Working experience and occupation	:	**Mr. Chin was an audit partner with PricewaterhouseCoopers from 1982 until his retirement in 2003. During his tenure as partner, he was the Executive Director in charge of the Consumer & Industrial Service and was also the Director-in-charge of the Audit and Business Advisory Services and Management Consulting Services division.**
Directorship of public companies (if any)	:	**None**
Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
Remarks	:	**The Board of Directors is pleased to announce the appointment of Mr. Chin Kwai Yoong as an Independent Non-Executive Director of ASTRO ALL ASIA NETWORKS plc ("AAAN") with effect from 17 March 2006. Mr. Chin is concurrently appointed as member of AAAN's Audit Committee.**

Change in Audit Committee
Reference No **AA-060315-34080**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	17/03/2006

Date of change	:	**17/03/2006**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Chin Kwai Yoong**
Age	:	**57**
Nationality	:	**Malaysian**
Qualifications	:	**1) Fellow of the Institute of Chartered Accountants in England & Wales** **2) Member of the Malaysian Institute of Certified Public Accountants** **3) Member of the Malaysian Institute of Accountants**
Working experience and occupation	:	**Mr. Chin was an audit partner with PricewaterhouseCoopers from 1982 until his retirement in 2003. During his tenure as partner, he was the Executive Director in charge of the Consumer & Industrial Services and was also the Director-in-charge of the Audit and Business Advisory Services and Management Consulting Services division.**
Directorship of public companies (if any)	:	**None**
Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
Composition of Audit Committee (Name and directorate of members after change)	:	**1) Bernard Anthony Cragg** **- Chairman/Independent Non-Executive Director** **2) Dato' Mohamed Khadar Bin Merican** **- Member/Independent Non-Executive Director** **3) Chin Kwai Yoong** **- Member/Independent Non-Executive Director**
Remarks	:	**The Board of Directors is pleased to announce the appointment of Mr. Chin Kwai Yoong as a member of the Audit Committee of ASTRO ALL ASIA NETWORKS plc ("AAAN") with effect from 17 March 2006. Mr. Chin is concurrently appointed as an Independent Non-Executive Director of AAAN.**

LISTING'S CIRCULAR NO. L/Q : 35702 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **21/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 24 March 2006.**

Entitlements (Notice of Book Closure)
Reference No **AA-060320-42762**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **21/03/2006**

EX-date :**01/08/2006**
Entitlement date :**03/08/2006**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final tax exempt dividend of 3.5 sen per ordinary share
Period of interest payment : to
Financial Year End :**31/01/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone no. 603-27212222

Payment date :**25/08/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**03/08/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.035**
Remarks
Payment of final tax exempt dividend of 3.5 sen per ordinary share is subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting.

Financial Results
Reference No **AA-060321-47210**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**21/03/2006**
Quarterly report for the financial period ended	:	**31/01/2006**
Quarter	:	**4**
Financial Year End	:	**31/01/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Q4 FY06 Bursa Malaysia Quarterly Report_ASTRO.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/01/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2006	31/01/2005	31/01/2006	31/01/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**532,427**	**461,073**	**2,012,532**	**1,716,344**
2	Profit/(loss) before tax	**82,288**	**86,955**	**259,058**	**203,278**
3	Profit/(loss) after tax and minority interest	**88,363**	**69,736**	**228,751**	**145,396**
4	Net profit/(loss) for the period	**88,363**	**69,736**	**228,751**	**145,396**
5	Basic earnings/(loss) per share (sen)	**4.59**	**3.63**	**11.88**	**7.58**
6	Dividend per share (sen)	**3.50**	**2.50**	**5.00**	**2.50**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	**0.9300**	**0.8100**

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 January 2006 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/01/2006	QUARTER ENDED 31/01/2005 (Restated)	+/-	**YEAR ENDED 31/01/2006**	YEAR ENDED 31/01/2005 (Restated)	+/-
		RM'm	RM'm	%	**RM'm**	RM'm	%
Revenue	8	**532.4**	461.0	+15	**2,012.5**	1,716.3	+17
Cost of sales (excluding set-top box subsidies)		**(253.7)**	(218.7)		**(970.5)**	(837.2)	
Gross profit (excluding set-top box subsidies)		**278.7**	242.3		**1,042.0**	879.1	
Set-top box subsidies		**(80.9)**	(52.0)		**(290.4)**	(236.3)	
Gross profit		**197.8**	190.3	+4	**751.6**	642.8	+17
Other operating income		**2.1**	1.6		**7.7**	15.6	
Marketing and distribution costs		**(43.4)**	(40.0)		**(172.7)**	(152.3)	
Administrative expenses (1)		**(69.6)**	(61.2)		**(312.4)**	(216.7)	
Profit from operations (2)	8	**86.9**	90.7	-4	**274.2**	289.4	-5
Finance costs (net)		**(4.5)**	(3.1)		**(19.0)**	(82.5)	
Profit/(loss) from investment in associates		**(0.1)**	(0.7)		**3.8**	(3.6)	
Profit from ordinary activities before taxation		**82.3**	86.9	-5	**259.0**	203.3	+27
Taxation	15	**4.4**	(17.1)		**(37.6)**	(57.8)	
Profit for the period		**86.7**	69.8	+24	**221.4**	145.5	+52
Loss attributable to minority interests		**1.6**	-		**7.2**	-	
Profit attributable to equity holders of the Company		**88.3**	69.8	+26	**228.6**	145.5	+57



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/2006	QUARTER ENDED 31/01/2005 (Restated)	**YEAR ENDED 31/01/2006**	YEAR ENDED 31/01/2005 (Restated)
Earnings per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**4.59**	3.63	**11.88**	7.58
- Diluted*		**4.54**	3.62	**11.80**	7.55

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,150,600 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The increase in administrative expenses in the current quarter and year ended 31 January 2006 is due to:

	Quarter RM'm	Year RM'm
Administrative expenses for quarter / year ended 31/01/2005	61.2	216.7
- increase in net (credit)/charge from adoption of new International Financial Reporting Standards ("IFRS") 2 on share-based payments as disclosed in Note 1 on pages 9 and 10	(9.6)	21.0
- increase in doubtful debt provision**	0.9	29.7
- increase in other overheads***	17.1	45.0
Administrative expenses for quarter / year ended 31/01/2006	69.6	312.4

(**) The implementation of new Customer Relationship Management System ("CRM") caused delays in the first half in collection of debt from disconnected subscribers. The resumption of normal collection activities in quarter 3 have seen some improvement in receivable balances in quarter 4 with a reduction in doubtful debt provision connected with CRM issue.

There has been continued improvement in collections for debt below 60 days due to the reduction in the disconnection date for new accounts from 70 days to 45 days.

(***) An increase in overheads due to other cost increments in line with growth across the Group.

(2) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/2006	QUARTER ENDED 31/01/2005	**YEAR ENDED 31/01/2006**	YEAR ENDED 31/01/2005
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant and equipment	**13.9**	15.9	**58.2**	73.2
Amortisation of film library and programme rights	**44.7**	41.0	**160.9**	139.8
Amortisation of other intangible assets	**4.8**	1.7	**19.7**	5.3
Impairment of property, plant and equipment	**0.1**	-	**0.1**	0.8
Impairment of other intangible assets	-	-	-	0.4
Impairment of inventories	-	2.4	-	2.4


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/01/2006	AS AT 31/01/2005 (Restated)
		RM'm	RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	288.4	282.7
Investment in and advances to associates		166.1	19.8
Other investments		23.8	-
Deferred tax assets		513.4	548.4
Film library and programme rights		273.2	274.4
Other intangible assets (1)		187.0	95.6
		1,451.9	1,220.9
CURRENT ASSETS			
Inventories		45.8	39.0
Receivables and prepayments		496.9	414.2
Tax recoverable		8.5	9.4
Deposits, cash and bank balances		848.1	966.5
		1,399.3	1,429.1
CURRENT LIABILITIES			
Borrowings (interest-bearing)	19	34.4	30.8
Payables		741.9	534.7
Tax liabilities		1.3	0.8
		777.6	566.3
NET CURRENT ASSETS		621.7	862.8
NON-CURRENT LIABILITIES			
Deferred tax liabilities		12.1	15.9
Borrowings (interest-bearing)	19	26.5	354.9
Payables		248.3	153.5
		286.9	524.3
NET ASSETS		1,786.7	1,559.4


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/01/2006 RM'm	AS AT 31/01/2005 (Restated) RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,195.4**	1,192.2
Share premium		**13.6**	2,118.9
Merger reserves		**518.4**	518.4
Exchange reserves		**(5.8)**	(1.1)
Hedging reserves		**15.4**	(1.6)
Other reserves		**40.6**	12.3
Accumulated losses		**(5.4)**	(2,279.7)
		1,772.2	1,559.4
Minority interests		**14.5**	-
		1,786.7	1,559.4
NET ASSETS PER SHARE (RM) [2]		**0.93**	0.81

Notes:

(1) Other intangible assets consist of software costs, rights and licenses, prepayments and goodwill on consolidation with net book value of RM118.5m (including broadcast facility at Cyberjaya of RM66.3m), RM47.4m, RM20.8m and RM0.3m (31/01/2005: RM61.3m, RM2.2m, RM31.8m and RM0.3m) respectively.

(2) Net assets of the Group of RM1,786.7m (31/01/2005: RM1,559.4m) are stated after the writing off of total set-top box subsidies and receiving equipment subsidies cumulative to-date of RM1,655.8m (31/01/2005:RM1,365.4m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable							
Year ended 31/01/2006	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Hedging reserves	Other reserves	Retained earnings/ (Accumulated losses)	Minority interests	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005										
- as previously reported	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	-	1,559.4
- prior year adjustment*	-	-	-	-	-	-	12.3	(12.3)	-	-
- as restated	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	-	1,559.4
Foreign exchange differences	-	-	-	-	(4.7)	-	-	-	-	(4.7)
Fair value gain on hedging instrument	-	-	-	-	-	17.0	-	-	-	17.0
Net income recognised directly in equity	-	-	-	-	(4.7)	17.0	-	-	-	12.3
Profit/(loss) for the year	-	-	-	-	-	-	-	228.6	(7.2)	221.4
Total recognised income	-	-	-	-	(4.7)	17.0	-	228.6	(7.2)	233.7
Share options :										
- Proceeds from shares issue pursuant to ESOS	4.9	3.2	14.7	-	-	-	-	-	-	17.9
- Value of employee services	-	-	2.6	-	-	-	28.3	-	-	30.9
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	15.4	15.4
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	6.3	6.3
Dividends	-	-	-	-	-	-	-	(76.9)	-	(76.9)
Transfer of share premium upon cancellation	-	-	(2,122.6)	-	-	-	-	2,122.6	-	-
	4.9	3.2	(2,105.3)	-	-	-	28.3	2,045.7	21.7	(6.4)
As at 31 January 2006	1,927.3	1,195.4	13.6	518.4	(5.8)	15.4	40.6	(5.4)	14.5	1,786.7

* Refer to Note 1 on pages 9 and 10 for description and impact of prior year adjustments.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company								
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable						
Year ended 31/01/2005	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Hedging reserves	Other reserves	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2004									
- as previously reported	1,918.7	1,189.5	2,108.1	518.4	1.4	-	-	(2,422.8)	1,394.6
- prior year adjustment*	-	-	-	-	-	-	2.4	(2.4)	-
- as restated	1,918.7	1,189.5	2,108.1	518.4	1.4	-	2.4	(2,425.2)	1,394.6
Net income recognised directly in equity : Foreign exchange differences	-	-	-	-	(2.5)	-	-	-	(2.5)
Fair value loss on hedging instrument	-	-	-	-	-	(1.6)	-	-	(1.6)
Net income recognised directly in equity	-	-	-	-	(2.5)	(1.6)	-	-	(4.1)
Profit for the year	-	-	-	-	-	-	-	145.5	145.5
Total recognised income	-	-	-	-	(2.5)	(1.6)	-	145.5	141.4
Proceeds from shares issue pursuant to ESOS	3.7	2.7	10.8	-	-	-	-	-	13.5
- Value of employee services	-	-	-	-	-	-	9.9	-	9.9
	3.7	2.7	10.8	-	-	-	9.9	-	23.4
As at 31 January 2005	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	1,559.4

* Refer to Note 1 on pages 9 and 10 for description and impact of prior year adjustments.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2005 (Restated)
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	**221.4**	145.5
Contra arrangements – revenue	**(2.4)**	(4.4)
Amortisation of film library and programme rights	**160.9**	139.8
Other intangible assets		
- Amortisation	**19.7**	5.3
- Impairment	**-**	0.4
Property, plant and equipment		
- Depreciation	**58.2**	73.2
- Impairment	**0.1**	0.8
- Gain on disposal	**(0.7)**	(0.7)
Interest income	**(27.2)**	(34.1)
Interest expense	**41.5**	82.9
Interest on early redemption of bonds	**-**	23.4
Value of employee services – share options	**30.9**	9.9
Taxation	**37.6**	57.8
(Profit)/loss from investment in associates	**(3.8)**	3.6
Unrealised foreign exchange (gain)	**(0.1)**	(2.6)
	536.1	500.8
Changes in working capital:		
Film library and programme rights	**(130.4)**	(123.8)
Inventories	**(6.8)**	(2.3)
Receivables and prepayments	**(60.3)**	(128.4)
Payables	**145.0**	(19.7)
Provision for liabilities and charges	**-**	(5.0)
	483.6	221.6
Income tax paid	**(5.8)**	(7.5)
Interest received	**25.6**	39.0
Net cash flow from operating activities	**503.4**	253.1


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2005 (Restated)
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equity investment	(24.2)	-
Acquisition of a subsidiary, net of cash acquired	(26.3)	-
Advances to an associate	(24.2)	-
Investment in associates	(1.1)	(0.8)
Purchase of property, plant and equipment	(58.8)	(31.4)
Acquisition of intangible assets	(71.1)	(42.1)
Proceeds from disposal of property, plant and equipment	0.9	0.9
Proceeds from disposal of an associate	1.4	-
Net cash flow from investing activities	(203.4)	(73.4)
*Net cash flow from operating and investing activities**	*300.0*	*179.7*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(76.9)	-
Interest paid	(30.9)	(54.5)
Interest paid on early redemption of bonds	-	(23.4)
Debt transaction cost incurred	-	(17.1)
Proceeds from borrowings	9.7	252.2
Issuance of shares pursuant to ESOS	17.9	13.5
Repayment of finance lease liabilities	(29.5)	(26.9)
Repayment of borrowings	(308.9)	(1,097.3)
Net cash flow from financing activities	(418.6)	(953.5)
Net effect of currency translation on cash and cash equivalents	0.2	-
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	(118.4)	(773.8)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	966.5	1,740.3
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	848.1	966.5

(*) Represents free cash flow.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2005 except for the adoption of new and revised IFRS during the year. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

The adoption of new and revised IFRS did not result in a change in the Group's accounting policies except for the following:

Standards adopted	Up to 31 January 2005	Effective from 1 February 2005	Impact on financial years
IFRS 2 – Share-based Payment	- There was no charge on the share options granted to employees.	- Cost of share options is charged to the income statement.	Refer to Note 1(a)
IFRS 3 – Business Combinations	- Goodwill was amortised through income statement on a straight-line basis over its estimated useful life.	- Amortisation of goodwill is ceased. Accumulated amortisation as at 31 January 2005 is eliminated with a corresponding decrease in the cost of goodwill.	N/A
	- Goodwill was assessed for an indication of impairment at each balance sheet date.	- Goodwill is tested annually for impairment, as well as when there are indications of impairment.	N/A

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2005 have been prepared under UK GAAP. Commencing from the financial year ended 31 January 2006, the Company adopts IFRS for the preparation of its consolidated financial statements as permitted under a new regulation in the United Kingdom – the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

1. BASIS OF PREPARATION (continued)

(a) Impact of IFRS 2 – Share-based Payment

	Impact on financial years		
	31/01/2006	31/01/2005 (PYA)	31/01/2004 (PYA)
	RM'm	RM'm	RM'm
Quarter 1 charge	13.4 (i)	2.1 (iii)	-
Quarter 2 charge	12.3 (i)	2.5 (iii)	-
Quarter 3 charge	12.1 (i)	2.6 (iii)	0.3 (iii)
Quarter 4 (credit)/charge	(6.9) (ii)	2.7 (iii)	2.1 (iii)
Total	30.9	9.9	2.4

(i) Based on share option valuation using *Black Scholes* model.
(ii) Based on share option valuation using *Binomial* model and included adjustment on the differences in share option valuation methodologies and Prior Year Adjustments (see explanation below) resulting in a credit to the quarter 4 charge.
(iii) Based on share option valuation using *Binomial* model.

During the quarter, the Group has adopted the *Binomial* share option valuation methodology, for the valuation of share options granted under the Company's share option schemes in line with best practices. As a result, the charges on the share options for the previous quarters and prior years differ from those previously reported in quarter 1 to quarter 3 of FY2006. In addition, the Company opted for retrospective application of the change in accounting policy in quarter 4 of FY2006 and had accordingly, restated the comparative information and opening balance of accumulated losses for the prior year charges ("Prior Year Adjustments" [PYA]), as allowed under the transitional provisions of IFRS 2 – Share-based Payment (IFRS 2.55). The Prior Year Adjustments are as follows:

	As previously reported RM'm		Effect of change in policy RM'm	As restated RM'm
As at 31/01/2004				
- accumulated losses	2,422.8	a & b	2.4	2,425.2
- other reserves	-		2.4	2.4
Three months ended 31/01/2005				
- Profit attributable to equity holders of the Company	72.5	b	(2.7)	69.8
Year ended 31/01/2005				
- Profit attributable to equity holders of the Company	155.4	a & b	(9.9)	145.5
As at 31/01/2005				
- accumulated losses	2,267.4	a & b	12.3	2,279.7
- other reserves	-	a & b	12.3	12.3

(a) As previously reported in the most recent annual financial statements, the non–statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements.
(b) As previously reported in the prior year interim report.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of subscriber base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

Except as disclosed in Note 1(a), there were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	3.3	12.0	4.9	17.9

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the current year, the following dividends were paid:

	Total RM'm
A first and final tax exempt dividend of 2.5 sen per share in respect of financial year ended 31 January 2005, paid on 26 August 2005	48.1
Tax exempt interim dividend of 1.5 sen per share in respect of financial year ended 31 January 2006, paid on 31 October 2005	28.8
	76.9


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:
- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/06	QUARTER ENDED 31/01/05	**YEAR ENDED 31/01/06**	YEAR ENDED 31/01/05
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**468.5**	407.7	**1,786.0**	1,530.5
Inter-segment revenue	**-**	-	**1.0**	0.1
Multi channel television revenue	**468.5**	407.7	**1,787.0**	1,530.6
Radio				
External revenue	**37.4**	33.6	**140.3**	121.4
Inter-segment revenue	**0.6**	0.7	**3.0**	2.9
Radio revenue	**38.0**	34.3	**143.3**	124.3
Library licensing and distribution				
External revenue	**16.3**	13.3	**49.9**	38.8
Inter-segment revenue	**2.6**	2.2	**10.2**	8.8
Library licensing and distribution revenue	**18.9**	15.5	**60.1**	47.6
Others				
External revenue	**10.2**	6.4	**36.3**	25.6
Inter-segment revenue	**37.5**	23.7	**223.8**	95.0
Others revenue	**47.7**	30.1	**260.1**	120.6
Total reportable segments	**573.1**	487.6	**2,250.5**	1,823.1
Eliminations	**(40.7)**	(26.6)	**(238.0)**	(106.8)
Total group revenue	**532.4**	461.0	**2,012.5**	1,716.3

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/06	QUARTER ENDED 31/01/05 (Restated)	**YEAR ENDED 31/01/06**	YEAR ENDED 31/01/05 (Restated)
	RM'm	RM'm	**RM'm**	RM'm
Profit from operations by segment* :				
Multi channel television	**98.1**	102.2	**335.2**	331.1
Radio	**20.1**	15.3	**54.0**	52.2
Library licensing and distribution	**(18.4)**	(21.6)	**(74.5)**	(69.1)
Others/eliminations	**(12.9)**	(5.2)	**(40.5)**	(24.8)
Profit from operations	**86.9**	90.7	**274.2**	289.4

(*) Profit from operations by segment for the quarter and year ended 31 January 2005 is stated before the Internal Group Restructuring described in Note 18(a)(1).

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 January 2006, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

There were no material subsequent events as at 21 March 2006.


ASTRO ALL ASIA NETWORKS plc

11. CHANGES IN THE COMPOSITION OF THE GROUP

A. Transfer of subsidiaries within the Group:

(1) ASTRO Broadcast Corporation Ltd. ("ABCL")

On 14 November 2005, the entire share capital of ABCL, comprising 2 shares of USD1.00 each was transferred from Asia Company No.1 Limited ("ACNL") to ASTRO All Asia Entertainment Networks Limited ("AAAE") for a cash consideration of USD2.00. Both ACNL and AAAE are wholly-owned subsidiaries of the Company through ASTRO Overseas Limited ("AOL").

The company is intended to undertake the business of content development and aggregation.

(2) Tian Ying Film Entertainment Limited ("TYFE")

On 13 January 2006, pursuant to an internal reorganisation to re-align Celestial Pictures Limited's lines of businesses, the entire share capital comprising 2 shares of HKD1.00 each in TYFE was transfered from Celestial Movie Channel Limited ("CMCL") to Celestial Productions Limited ("CProd") for a cash consideration of HKD2.00. Both CMCL and CProd are wholly-owned subsidiaries of the Company through AOL.

The internal reorganization to re-align Celestial Pictures Limited's line of businesses is to allow for greater operational efficiency of the Group.

B. Acquisition of subsidiaries

(1) All Asia Programming Systems (BVI) Ltd ("AAPS"), All Asia Broadcast Networks Ltd. ("AABN"), All Asia Television Broadcast (BVI) Ltd. ("AATB") and ASTRO Asia Pacific Broadcast Ltd. ("AAPB")

On 14 November 2005, AAAE acquired 1 share at par value of USD1.00 each representing the entire issued share capital of AAPS, AABN, AATB, and AAPB, all incorporated in the British Virgin Islands, for a consideration of USD1.00 each.

These companies are intended to undertake content development and aggregation activities.

(2) East Asia Radio Technologies Limited ("EART")

On 25 January 2006, All Asia Radio Technologies Limited, a wholly-owned subsidiary of the Company through AOL, acquired EART, a private limited company incorporated in Hong Kong with a paid-up share capital of HKD1.00.

The company is intended to undertake radio broadcasting, investments in radio businesses and provision of radio-related services.


ASTRO ALL ASIA NETWORKS plc

11. CHANGES IN THE COMPOSITION OF THE GROUP (continued)

C. Investment in associates

On 31 December 2005, a wholly-owned subsidiary of the Company, acquired 28.99% of the issued and paid-up share capital in each of the following companies, for a total consideration of RM1.06m:

1. Deccan Digital Networks (Hyderabad) Private Limited;
2. A.V. Digital Networks (Hyderabad) Private Limited; and
3. Metro Digital Networks (Hyderabad) Private Limited.

The companies were incorporated in India and provide software services.

D. Winding-up of subsidiaries

During the quarter, ACNL and Radio Advertising and Programming Systems Sdn Bhd ("RAPS") commenced their respective members' voluntary winding-up. Note 18(a)(1) contains further details and changes in the composition of the Group.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 January 2006, the Group has provided guarantees to third parties amounting to RM27.2m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 January 2006.

13. COMMITMENTS

As at 31 January 2006, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	34.0	63.4	97.4
Investment in an associate	18.9	-	18.9
Film library and programme rights	107.9	99.8	207.7
Non-cancellable operating lease	22.6	-	22.6
	183.4	163.2	346.6


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE YEAR ENDED 31/01/06	AMOUNTS (*) DUE FROM/(TO) AS AT 31/01/06
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	6.2	5.0
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	14.1	(12.1)
Valuelabs	6.8	-
Telecommunication services from:		
Maxis Broadband Sdn Bhd	6.9	(1.4)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	17.4	(17.4)

(*) Represents amounts outstanding on transactions entered into during the year ended 31 January 2006.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/06	QUARTER ENDED 31/01/05	**YEAR ENDED 31/01/06**	YEAR ENDED 31/01/05
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**(1.2)**	(0.8)	**(7.0)**	(5.0)
Deferred tax	**5.6**	(16.2)	**(30.6)**	(52.7)
Share of tax of associates	**-**	(0.1)	**-**	(0.1)
	4.4	(17.1)	**(37.6)**	(57.8)

For the quarter ended 31 January 2006, the Group has recorded a deferred tax credit comprising the following:

	RM'm
Deferred tax assets recognised	**6.0**
Reversal of deferred tax asset	**(0.4)**
Net deferred tax	**5.6**

The Group's effective tax rate for the current quarter is lower than the Malaysian statutory tax rate of 28% mainly due to the utilisation of RM109.2m unabsorbed Investment Tax Allowance ("ITA") in a subsidiary.

The Group's effective tax rate for the year ended 31 January 2006 of 14% is lower than the Malaysian statutory tax rate of 28% due to the utilisation of RM280.7m unabsorbed ITA in a subsidiary offset partially by losses in foreign subsidiaries and certain Malaysian subsidiaries which were not available for tax relief at Group level and the non-deductibility of certain operating expenses for tax purposes.

As at 31 January 2006, the Group has RM200.7m balance of ITA available for utilisation.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies (i.e. ACNL and RAPS) that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

ACNL had on 7 December 2005 commenced a member's voluntary winding-up. Pursuant to a distribution in specie of surplus assets by the appointed liquidator, the wholly-owned subsidiaries of ACNL were transferred to its immediate holding company, ASTRO Overseas Limited on the following dates:

Subsidiary	Date
ASTRO (Brunei) Sdn Bhd	19 January 2006
South Asia Radio Holdings Ltd	26 January 2006
ASTRO E.Com Ltd	26 January 2006
ASTRO Entertainment Networks Ltd	26 January 2006
Digital Software Exports Ltd	26 January 2006
All Asia Television and Radio Company (BVI) Ltd	26 January 2006
MEASAT Broadcast Network Systems (BVI) Ltd	26 January 2006
ASTRO Broadcast Corporation (BVI) Ltd	26 January 2006
ASTRO Radio Broadcast (BVI) Ltd	26 January 2006
ASTRO Multimedia International (BVI) Ltd	26 January 2006
East Asia Entertainment (BVI) Ltd	26 January 2006
Philippine Animation N.V	26 January 2006
ASTRO Multimedia Corporation N.V.	26 January 2006
ASTRO Multimedia N.V.	26 January 2006

Following the convening of the adjourned final general meeting of ACNL on 1 March 2006, it was dissolved pursuant to Section 213 of the Companies Act, 1981 of Bermuda.

RAPS had on 5 January 2006 commenced a member's voluntary winding-up. As at 21 March 2006, the winding-up of RAPS has not been completed.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia.

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3 million and shareholder loan facilities of USD35 million.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

The Shareholders Agreement for ASTRO's investment is currently being finalised, with the Group equity investment anticipated to be reduced to approximately USD6 million for a 20% stake, and the shareholder loan facilities reduced from USD35 million to USD10 million. Additionally, the Group will be rendering services, including programming supply and technology services, to PTDV on commercial terms.

As at 21 March 2006, the Conditions Precedent Date and Closing Date (as defined in the SSA) have been extended to 15 April 2006 and 30 April 2006 respectively.

Other than as disclosed above, there were no incomplete corporate proposals as at 21 March 2006.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 21 March 2006, all the proceeds raised during the Initial Public Offering ("IPO") (Totalled RM2,029.9 million) were utilised except for RM19.0 million which was proposed for payment of equity in associate, TVB Publishing Holding Limited ("TVBPH").



19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 31 January 2006 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.9	-	1.9
Finance lease liabilities[2]	32.5	26.5	59.0
	34.4	26.5	60.9

Notes:

(1) Standby letters of credit have been provided as security.

(2) The finance lease liabilities are effectively secured as the rights of the leased asset will be reverted to the lessor in the event of default.

(3) The amount outstanding from the Bank Pembangunan dan Infrastruktur Malaysia Berhad ("BPI") Facilities of RM300 million was repaid on 16 January 2006, in advance of its repayment schedule.

All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security for the BPI Facilities.

The rights, titles, interests and benefits of MBNS of the following are also assigned for the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(4) The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 ("Facilities Agreement") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities were guaranteed by MBNS and RAPS and comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), which will be used to refinance, prepay or reimburse Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. RAPS provided a guarantee on 31 May 2005. Following the commencement of a member's voluntary winding-up, Airtime Management and Programming Sdn Bhd ("AMP") had on 7 March 2006 became an additional guarantor and RAPS subsequently resigned as a guarantor in accordance with the terms set out in the Facilities Agreement.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 21 March 2006.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 21 March 2006.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Fourth Quarter 2006) against the preceding quarter (Third Quarter 2006)

For the quarter ended 31 January 2006, Group revenue rose by RM24.9m to RM532.4m, while EBITDA increased by RM22.8m to RM105.8m due to lower staff costs (RM20.0m) arising from positive adjustments to share option costs. Net profit was RM88.3m, representing an increase of RM31.8m or 56.3% over the preceding quarter attributable to lower taxation charge.

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2006	THIRD QUARTER 31/10/2005	**FOURTH QUARTER 31/01/2006**	THIRD QUARTER 31/10/2005
Consolidated Performance				
Total Revenue	**532.4**	507.5		
Subscriber Acquisition Costs (SAC)[2]	**100.3**	92.5		
EBITDA[3]	**105.8**	83.0		
EBITDA Margin (%)	**19.9**	16.4		
Net Profit	**88.3**	56.5		
Free Cash Flow[4]	**96.7**	90.6		
Net (Decrease)/Increase in Cash	**(210.6)**	6.0		
Capital expenditure[5]	**59.4**	20.3		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**429.6**	413.1		
Advertising revenue	**32.2**	27.4		
Other revenue	**6.7**	8.3		
Total revenue	**468.5**	448.8		
SAC[2]	**100.3**	92.5		
EBITDA[3]	**110.9**	95.6		
EBITDA Margin (%)	**23.7**	21.3		
Capital expenditure[5]	**55.8**	17.6		
Total subscriptions-net additions ('000)			**26**	75
Total subscriptions-end of period ('000)			**1,941**	1,915
Residential subscribers-net additions ('000)			**22**	67
Residential subscribers-end of period ('000)			**1,784**	1,763


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Fourth Quarter 2006) against the preceding quarter (Third Quarter 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2006	THIRD QUARTER 31/10/2005	**FOURTH QUARTER 31/01/2006**	THIRD QUARTER 31/10/2005
(i) **Multi channel TV(MC-TV)[1] (continued)**				
ARPU – residential subscriber (RM)			**79**	79
Churn (%)			**13.4**	10.6
SAC perset-top box sold (RM)			**770**	746
Content cost (RM per subscriber per mth)			**25**	27
(ii) Radio[1]				
Revenue	**38.0**	39.1		
EBITDA[3]	**21.5**	16.5		
EBITDA Margin (%)	**56.6**	42.2		
Listeners ('000)[6]			**11,227**	11,227
Share of radio adex (%)[7]			**76**	80
(iii) Library Licensing and Distribution[1]				
Revenue	**18.9**	11.5		
EBITDA[3]	**(17.9)**	(21.0)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**36**	24
(iv) Others[1]				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**1,811**	1,826
Malaysian film production – theatrical release			**1**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), profit/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2005 performed by NMR in October 2005.
7. Based on NMR Adex Report.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Fourth Quarter 2006) against the preceding quarter (Third Quarter 2006) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group consolidated revenues grew RM24.9m or 4.9% to RM532.4m from RM507.5m in the preceding quarter. The increase was driven by higher MC-TV subscription revenue of RM16.5m due to continued growth in subscriber base. Group advertising revenue of RM70.8m was higher than the preceding quarter by RM3.7m mainly contributed by increased MC-TV airtime sales of RM4.8m or 17.5%, partially offset by lower sales in Radio of RM1.1 million or 2.8%. Library Licensing and Distribution's revenue also improved to RM18.9m, an increase of RM7.4m or 64.3% from RM11.5m in the preceding quarter.

EBITDA

Group EBITDA improved to RM105.8m in the current quarter from RM83.0m in the preceding quarter. The increase of RM22.8m or 27.5% was primarily due to a decrease in staff related costs of RM20.0m arising from adjustments in the current quarter for changes in the share option valuation (RM8.2m) and adjustment for prior years' share option costs (RM12.3m).

Cash Flow

There was a decrease in cash of RM210.6m compared to an increase of RM6.0m in the preceding quarter. The reduction was mainly due to the repayment of RM300m Bank Pembangunan dan Infrastruktur Malaysia Berhad Facilities in the current quarter, partially offset by a dividend payment of RM76.9m in the preceding quarter and an increase in free cash generated during the current quarter of RM6.1m.

Free cash flow generated was RM96.7m compared to RM90.6m in the preceding quarter. The increase was mainly due to the favourable EBITDA results and lower equity investment, partially offset by higher purchases of non-current assets and advances to an associate.

Capital Expenditure

Group capital expenditure totalled RM59.4m represented a RM39.1m higher spend over preceding quarter due to capitalisation of expenditures incurred on the proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia (RM21.8m).

Net Profit

Group net profit improved from RM56.5m in the preceding quarter to RM88.3m in the current quarter, representing an improvement of RM31.8m, due to the increase in EBITDA of RM22.8m and lower tax charges of RM9.2m.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Fourth Quarter 2006) against the preceding quarter (Third Quarter 2006) (continued)

Multi channel TV

MC-TV segment achieved total revenue of RM468.5m, which was RM19.7m or 4.4% higher than the preceding quarter. The increase was mainly attributable to higher subscription revenue of RM16.5m driven by enlarged subscriber base.

Residential subscriber net additions of 21,700 decreased by 44,800 or 67.4% from 66,500 in the preceding quarter. The decrease in net additions was due to lower gross additions and higher churns as tabulated below:

Residential subscriber ('000)	Fourth Quarter 2006	Third Quarter 2006	Varianc e
Gross additions	99.5	110.1	(10.6)
Churn	(77.8)	(43.6)	(34.2)
Net additions	21.7	66.5	(44.8)

Absolute churn in the current quarter has increased by 34,200 to 77,800 subscribers from 43,600 subscribers in the preceding quarter. This translated into MAT churn of 13.4% in the current quarter which was 2.8% higher than the preceding quarter of 10.6%. The main cause for this upward trend was due to the disconnection of 46,900 delinquent accounts in the current quarter, which should have been disconnected in prior months but were not disconnected due to auto collection logic faults in the Customer Relationship Management System. In addition, the last quarter MAT churn was lower as it included the effect of higher reconnection rates (which resulted in a negative churn of 21,600 subscribers in November 2004) following the smartcard replacement exercise completed in September 2004.

ARPU increased marginally from RM78.5 in the preceding quarter to RM79.2 in the current quarter due to increased late payment and reconnection revenue.

SAC's per box sold was RM770, an increase of RM24 from RM746 in the preceding quarter as a result of higher marketing/sales expenses and lower set-top box revenue.

Radio

Radio's revenue of RM38.0m was RM1.1m or 2.8% lower than RM39.1m in the preceding quarter mainly due to lower advertising fill rates due to competition from new rival stations.

Library Licensing and Distribution

Revenue of RM18.9m for Library Licensing and Distribution was RM7.4m or 64.3% higher than RM11.5m in the preceding quarter. The increase was due to higher licensing income from the Movie Channel business and increased distribution licensing income derived from Shaw and other content.

During the quarter, the Group has performed an impairment review of the film library and concluded that the fair value of the film library is higher than its carrying amount and no impairment to the carrying amount is required.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2006 against the corresponding financial year ended 31 January 2005

Group revenue for the current financial year ended 31 January 2006, grew by RM296.2m or 17.3% compared against the last financial year. However, EBITDA decreased RM16.8m to RM352.3m despite higher revenues due mainly to charges for staff share options (RM21.0m) in compliance with new accounting standards, higher SAC (RM47.4m) and additional provision for doubtful debts due to aging of customer receivables during the migration process to a new CRM system (RM28.0m). As a result, EBITDA margin contracted to 17.5% from 21.5% in the previous financial year.

Despite a lower EBITDA, the Group's net profit of RM228.6m registered an increase of RM83.1m or 57.1% against last financial year's net profit of RM145.5m mainly due to lower finance costs, tax charge and higher share of associates' results.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2005 (Restated)	**YEAR ENDED 31/01/2006**	YEAR ENDED 31/01/2005
Consolidated Performance				
Total Revenue	**2,012.5**	1,716.3		
Subscriber Acquisition Costs (SAC)[2]	**384.3**	336.9		
EBITDA[3]	**352.3**	369.1		
EBITDA Margin (%)	**17 .5**	21.5		
Net Profit	**228.6**	145.5		
Free Cash Flow[4]	**300.0**	179.7		
Net Decrease in Cash	**(118.4)**	(773.8)		
Capital expenditure[5]	**128.1**	73.5		
(i) **Multi channel TV(MC-TV)**[1]				
Subscription revenue	**1,641.2**	1,375.7		
Advertising revenue	**113.8**	106.3		
Other revenue	**32.0**	48.6		
Total revenue	**1,787.0**	1,530.6		
SAC[2]	**384.3**	336.9		
EBITDA[3]	**389.2**	395.4		
EBITDA Margin (%)	**21.8**	25.8		
Capital expenditure[5]	**115.4**	62.1		
Total subscriptions-net additions ('000)			**243**	305
Total subscriptions-end of period ('000)			**1,941**	1,698
Residential subscribers-net additions ('000)			**218**	283
Residential subscribers-end of period ('000)			**1,784**	1,566
ARPU – residential subscriber (RM)			**79**	80
Churn (%)			**13.4**	9.0
SAC perset-top box sold (RM)			**790**	789
Content cost (RM per subscriber per mth)			**26**	27


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2006 against the corresponding financial year ended 31 January 2005 (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2005 (Restated)	**YEAR ENDED 31/01/2006**	YEAR ENDED 31/01/2005
(ii) Radio[1]				
Revenue	**143.3**	124.3		
EBITDA[3]	**60.4**	55.0		
EBITDA Margin (%)	**42.1**	44.2		
Listeners ('000)[6]			**11,227**	8,994
Share of radio adex (%)[7]			**79**	74
(iii) Library Licensing and Distribution[1]				
Revenue	**60.1**	47.6		
EBITDA[3]	**(72.5)**	(67.0)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**128**	116
(iv) Others[1]				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**1,760**	1,474
Malaysian film production – theatrical release			**2**	4

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), profit/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2005 and Sweep 2, 2004 performed by NMR in October 2005 and October 2004 respectively.
7. Based on NMR Adex Report.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2006 against the corresponding financial year ended 31 January 2005 (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenue of RM2,012.5m which was RM296.2m or 17.3% higher than RM1,716.3m recorded last financial year. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM265.5m or 19.3% due to enlarged subscriber base. Advertising revenue increased by RM29.3m primarily contributed by MC-TV (RM7.5m or 7.1%) and Radio (RM19.3m or 15.8%) segments. Library Licensing and Distribution's revenue also improved to RM60.1m, an increase of RM12.5m or 26.3% from RM47.6m in last financial year.

EBITDA

Group EBITDA of RM352.3m decreased by RM16.8m or 4.6% down from RM369.1m for last financial year. EBITDA was impacted by increases in total SAC, provision for doubtful debts and higher ESOS/MSIS share option charges totalling RM98.1m. Without these three principal cost increases, underlying EBITDA margin has increased from 21.5% in last financial year to 22.4% in the current financial year.

Cash Flow

There was a decrease in cash of RM118.4m compared to a decrease of RM773.8m in the last financial year. The cash deficit in the current financial year was mainly due to the repayment of RM300m Bank Pembangunan dan Infrastruktur Malaysia Berhad ("BPI") Facilities and dividend payment of RM76.9m; while for the last financial year, proceeds from the IPO was utilised for the repayment of bonds and medium term notes under the PDS facility of RM570m, ECA facility of RM60m and USD120m under the term loan facilities lead arranged by DBS Bank limited.

Free cash flow improved by RM120.3m to RM300.0m compared to RM179.7m in last financial year. The increase was largely derived from operating activities as driven by higher EBITDA and lower working capital but partially offset by higher capital expenditure, equity investment and advances given.

Capital Expenditure

Group capital expenditure totalled RM128.1m, of which RM115.4m was for MC-TV requirements, represented a RM54.6m higher spend over last financial year due to capitalisation of expenditures incurred on the proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia (RM21.8m).

Net Profit

Group net profit of RM228.6m increased by RM83.1m over net profit of RM145.5m achieved in the previous financial year. The increase was due to savings in finance costs (RM63.5m) from repayment of borrowings, lower tax charge (RM20.2m) from utilisation of ITA and higher share of associates' results.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2006 against the corresponding financial year ended 31 January 2005 (continued)

Multi channel TV

MC-TV segment's total revenue of RM1,787.0m was RM256.4m or 16.8% higher than last financial year. The increase was driven by higher subscription and advertising revenues as a result of continuing growth in the business.

Residential subscriber net additions were 218,400, which decreased by 64,300 or 22.9% compared to 282,700 achieved in the last financial year. The reduction was caused by higher subscriber churn offseting the positive growth in subscriber gross additions of 35,900 driven by aggressive marketing initiatives such as free set-top boxes and special promotions.

Unfavourable churn in the current financial year was due to :- i) the disconnection of 46,900 delinquent accounts in the current quarter arising from systems logic faults uncovered in the Customer Relationship Management System; ii) the more stringent disconnection policy effected since the end of the Second Quarter 2006 which reduced the disconnection tolerance from 70 days to 45 days for all new subscriber accounts below 6 months old. In addition, churn in the last financial year was positively impacted by higher reconnection rates after the smartcard replacement exercise was completed in September 2004.

The above unfavourable churn resulted in a MAT churn of 13.4% for the current financial year, up from 9.0% for the last financial year.

ARPU decreased to RM79 from RM80 in last financial year due to lower basic subscription ARPU.

SAC per box sold increased by RM1 from RM789 in last financial year to RM790 due to higher set-top box subsidy from lower set-top box retail selling prices and free boxes.

Radio

Radio's revenue of RM143.3m was RM19.0m or 15.3% higher than RM124.3m for last financial year. This improvement was mainly driven by increased advertising revenue attributed to increases in airtime rate and additional revenue streams from newly acquired radio stations.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM60.1m which was RM12.5m or 26.3% higher than RM47.6 in last financial year. This was principally due to higher licensing revenue from the Movie Channel business in existing and new territories and increased licensing revenue from distribution of other content, but partially offset by lower licensing income from Shaw titles.


ASTRO ALL ASIA NETWORKS plc

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2007

We expect continuing strong demand for the Group's products and services during the period under review. For the financial year ending 31 January 2007 (FY2007), we anticipate the following:-

i) MC-TV is expected to face a difficult year ahead with slower growth in turnover and earnings. Current issues on the Customer Relationship Management system will continue into the first half of FY2007.

ii) Indications are that MEASAT-3 is not expected to be available before the latter part of 2006, and this will result in no material revenue contribution from additional services and adverse programming cost implications.

iii) The *Astro* service was launched in Indonesia on 28 February 2006 and the earnings for the Group in FY2007 will reflect the start-up losses in Indonesia.

iv) Continuing earnings growth in Radio segment coming from our new radio stations.

Having regard to all of the above and barring any unforeseen circumstances, the Board of Directors anticipates that the Group's overall operating performance will be satisfactory for the financial year ending 31 January 2007.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

In view of the Company's financial condition and overall performance for the year, the Board of Directors hereby recommends a final tax exempt dividend of 3.5 sen per share ("Final Dividend").

Subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting, the Final Dividend will be paid on 25 August 2006 to depositors who are registered in the Record of Depositors at the close of business on 3 August 2006.

A Depositor will qualify for entitlement to the Final Dividend only in respect of:-

(a) shares transferred to the Depositor's securities account before 4.00 p.m. on 3 August 2006 in respect of transfers; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

Should the Final Dividend be approved at the forthcoming Annual General Meeting, the total interim and final dividends approved in respect of the financial year ended 31 January 2006 would be 5.0 sen per share, representing a 42% payout ratio.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/06	QUARTER ENDED 31/01/05	**YEAR ENDED 31/01/06**	YEAR ENDED 31/01/05
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**88.3**	69.8	**228.6**	145.5
Weighted average number of ordinary shares	'm	**1,925.7**	1,920.7	**1,923.8**	1,919.3
Basic earnings per share	sen	**4.59**	3.63	**11.88**	7.58
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**88.3**	69.8	**228.6**	145.5
Weighted average number of ordinary shares	'm	**1,925.7**	1,920.7	**1,923.8**	1,919.3
Adjusted for share options granted	'm	**17.8**	8.2	**13.6**	6.8
Adjusted weighted average number of ordinary shares	'm	**1,943.5**	1,928.9	**1,937.4**	1,926.1
Diluted earnings per share*	sen	**4.54**	3.62	**11.80**	7.55

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,150,600 options under the ESOS and MSIS.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

21 March 2006

Kuala Lumpur

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35723 OF 2006

Company Name : ASTRO ALL ASIA NETWORKS PLC
Stock Name : ASTRO
Date Announced : 22/03/2006

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

Final dividend of 3.5 sen per ordinary share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [01 August 2006]

2) The last date of lodgement : [03 August 2006]

3) Date Payable : [25 August 2006]

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35736 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**23/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 15,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 27 Marc 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35830 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **29/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 34,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 31 March 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35855 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/03/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 4 April 2006.**

General Announcement
Reference No **AA-060331-61231**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **31/03/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Transfer of Subsidiaries pursuant to Internal Reorganisation**

Contents :

The Board of Directors of ASTRO wishes to announce the following transfer of its subsidiaries from ASTRO Overseas Limited ("AOL") to ASTRO All Asia Entertainment Networks Limited ("AAAE") on 31 March 2006 pursuant to an internal reorganisation ("Transfers"):-

1) Transfer of 4,250,002 shares of USD1 each representing 51% of the issued and paid-up share capital in Goal TV Asia Limited (*formerly known as Goal TV International (Mauritius) Ltd*) for a cash consideration of USD4,250,002; and

2) Transfer of the entire issued and paid-up share capital of 34,656 shares of USD31 each in Global Sports Entertainment S.à r.l. for a cash consideration of USD1,074,336.

Both AOL and AAAE are wholly owned subsidiaries of ASTRO.

The internal reorganisation is part of ASTRO group's internal restructuring plan, gearing towards the consolidation of investments in international content development and aggregation of business under a single intermediate holding company for more effective and efficient administration and to ensure that any potential synergies across such businesses are facilitated.

The Transfers do not have any material effect on the consolidated net assets for the financial year ended 31 January 2005 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

As the Transfers are within the ASTRO group, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Transfers.

This announcement is dated 31 March 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35930 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **04/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 16,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 7 April 2006.**

General Announcement
Reference No **AA-060324-59810**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **06/04/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of New Subsidiary**

Contents :

The Board of Directors of ASTRO is pleased to announce that ASTRO Overseas Limited, a wholly-owned subsidiary of ASTRO has on 3 April 2006 incorporated a company known as All Asia Multimedia Networks FZ-LLC ("AAMN") in the Technology, Electronic, Commerce and Media Free Zone, Dubai, United Arab Emirates ("UAE") ("Incorporation") and that the Certificate of Incorporation was received on 5 April 2006.

AAMN is a limited liability company with an issued and paid-up share capital of Arab Emirates Dirham ("AED") 50,000 divided into 50 shares of AED1,000 each.

The principal activity of AAMN is to engage in the business of developing and supplying multimedia products and services aimed at serving the multi-channel television, radio and mobile telephone platforms across Asia, the Middle East and Africa.

The Incorporation does not have any material effect on the consolidated net assets for the financial year ended 31 January 2005 and is not expected to have any material effect on consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Incorporation.

This announcement is dated 6 April 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36044 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 26,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 17 April 2006.**

General Announcement
Reference No **AA-060412-65607**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/04/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Lis Requirements of Bursa Malaysia Securities Berhad from Foong Oi Ling (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Compa during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.88 per share on 6 April 2006. Her shareholding after the disposal is 1,300 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 12 April 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36077 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 9,600 new ordinary shares of 10 pe each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 18 April 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36185 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **20/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,600 new ordinary shares of 10 pe each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 25 April 2006.**

LISTING'S CIRCULAR NO. L/Q : 36289 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **26/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 34,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 2 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36304 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **28/04/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 3 May 2006.**

General Announcement
Reference No **AA-060428-65598**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **28/04/2006**

BEST AVAILABLE COPY

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or the "Company") - Participation in a joint venture for the provision of digital satellite pay television and multimedia services in Indonesia**

Contents :

We refer to our announcements dated 11 March 2005, 14 June 2005, 18 July 2005, 13 September 200 27 September 2005 and 14 October 2005 in relation to our participation in PT Direct Vision, to provide digital satellite pay television and multimedia services in Indonesia.

All abbreviations and definitions used here shall be the same as those used in the previous announcements unless otherwise stated.

On 14 October 2005, we announced that Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, and the Indonesian Government have issued regulations under a new licensing regime and tl Company and our joint venture partner are taking steps to comply.

The Board of Directors wishes to announce that the parties have agreed to extend the Closing Date of the SSA and accordingly, ASTRO Nusantara International B.V. and ASTRO Nusantara Holdings B.V. (collectively "Astro Shareholders"), ASTRO Overseas Limited *(formerly known as AAAN (Bermuda) Limited)* ("AOL"), PT Ayunda Prima Mitra ("BM Shareholder"), PT Broadband Multimedia Tbk ("BM") an PT Direct Vision have entered into a fourth amendment agreement ("FAA") on 28 April 2006 to effect th following amendments to the SSA:

(i) The Closing Date has been extended to 31 July 2006;

(ii) The Conditions Precedent Date has been extended to 14 July 2006 or such other date as the BM Shareholder and the Astro Shareholders shall mutually agree in writing;

(iii) The finalisation of "Transaction BKPM Applications" has been extended to 7 July 2006;

(iv) The date "8 April 2006" in Clause 2.18 (a) (ii) shall be deleted and replaced with "7 July 2006";

(v) The right to terminate by any of the Parties in the event that Closing does not occur has been extended to 31 July 2006; and

(vi) The right to terminate by the Astro Shareholders if the provisions of Clauses 2.3 and 2.18 are not fulfilled has been extended to 14 July 2006.

The Parties together with AOL, BM and PT Direct Vision have each affirmed the provisions of the SSA which have not been amended by the FAA.

This announcement is dated 28 April 2006.

General Announcement
Reference No **AA-060503-30395**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**03/05/2006**

Type	:	**Announcement**
Subject	:	**Press release entitled "Key Insider to Head Astro TV Operations"**

Contents :

Please find enclosed our press release entitled "Key Insider to Head Astro TV Operations" for your attention.



New Appointments 2 May 2006.doc


ASTRO ALL ASIA NETWORKS plc

KEY INSIDER TO HEAD ASTRO TV OPERATIONS

2 May 2006

ASTRO ALL ASIA NETWORKS plc (ASTRO) is pleased to announce that Rohana Rozhan has been promoted with immediate effect as Chief Executive Officer for the Group's ***Astro*** Direct-To-Home broadcast business in Malaysia and Brunei.

Rohana has been with the Group for more than 10 years and was a key member of the pioneering team that built ASTRO. As Chief Financial Officer previously, Rohana was responsible for the Group's financial management and was credited with raising the initial requisite RM1 billion funding for the All Asia Broadcast Centre and DTH service launch in Malaysia, and seeing it through its early growth years -- particularly during and soon after the Asian financial crisis -- and finally culminating with its successful initial public offering in 2003. Her new expanded role is a natural evolution of her responsibilities given her experience and knowledge of the business, and will provide a clear day-to-day focus on the TV operations.

David Butorac will now undertake the role of Group Chief Operating Officer and continue to lend his expertise and experience in TV for both the Malaysian and Indonesian operations while providing a Group-wide focus and coordination for the various operating entities which will continue to be run by the respective heads and executive teams.

Commenting on the new appointment, ASTRO chairman Dato' Haji Badri Haji Masri said: "Succession planning, in particular the identification of potential high achievers and the development of operating and management skills, remains a key objective of our Human Resources Policy and is of great interest to the Board.

"It is a source of pride that a number of our key management positions have been filled in recent times by talented Malaysian employees who have grown through the ranks. This is the first time that we have a Malaysian head for our DTH broadcast operations. Rohana will play a key part in further

strengthening the ***Astro*** franchise and is well placed to lead the Group's businesses into, and in, the future."

About ASTRO

ASTRO is the region's leading cross-media operator with Direct-To-Home satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guide and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

Website: www.astroplc.com

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (General Manager, Corporate Communications & Community Affairs)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

General Announcement
Reference No **AA-060503-63887**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/05/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listi Requirements of Bursa Malaysia Securities Berhad from Liew Wei Yee Sharon (deemed as a principal officer of he Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 6,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.62 per share on 24 Aprill 2006. Her shareholding after the disposal is 6,600 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 3 May 2006.

Change Of Company Secretary
Reference No **AA-060425-71932**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**03/05/2006**

Date of change	:	**03/05/2006**
Type of change	:	**Appointment**
Designation	:	**Secretary**
License no.	:	**LS No. 9057**
Name	:	**Lakshmi Nadarajah**
Working experience and occupation during past 5 years	:	**Lakshmi has been the Group General Counsel of ASTRO ALL ASIA NETWORKS plc ("AAAN") since October 2005. Prior to joining AAAN, she was in private practice for more than 5 years.**
Remarks	:	

Change Of Company Secretary
Reference No **AA-060425-72364**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/05/2006**

Date of change : **03/05/2006**
Type of change : **Resignation**
Designation : **Secretary**
License no. : **MIA No. 11722**
Name : **Rohana Binti Tan Sri Datuk Hj Rozhan**
Working experience and occupation during past 5 years :
Remarks :

General Announcement
Reference No **AA-060505-56491**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**05/05/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Recurrent Related Party Transaction pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

1. INTRODUCTION

The Board of Directors of ASTRO wishes to announce that its wholly-owned subsidiary, Celestial Movie Channel Limited ("CMCL") has on 4 May 2006 entered into a Satellite Services Agreement ("Agreement" with MEASAT Satellite Systems Sdn Bhd ("MSS") for the provision of transmission services comprising encoding, uplink and transponder services (collectively "Services").

2. INFORMATION ON CMCL

CMCL is a company incorporated under the laws of Hong Kong Special Administrative Region of the People's Republic of China and has as its principal activity, the distribution of movie channel.

CMCL is a wholly-owned subsidiary of ASTRO through ASTRO Overseas Limited and other intermediate holding companies. The authorised share capital of CMCL is HK$100,000,000 comprising 100,000,000 ordinary shares of HKD1 each, of which 75,200,000 ordinary shares of HKD1 have been issued and paid up.

3. INFORMATION ON MSS

MSS was incorporated in Malaysia on 26 August 1992 and is a wholly-owned subsidiary of MEASAT Global Berhad ("MGB") with an issued and paid up capital of RM300,000,000. MSS is principally involved in the operation of a regional satellite network for broadcasting, telecommunications, multimedia and internet application, and investment holding. MSS is the sole licensed commercial satellite operator in Malaysia.

4. DETAILS OF THE RELATED PARTY TRANSACTION

The Agreement is for the provision of the Services by MSS using the MEASAT-1 satellite for channel(s) operated or distributed by CMCL in Malaysia, Brunei, Indonesia and Singapore.

The Agreement is for a term of 3 years and the aggregate value of the transaction is USD847,440.

The Agreement was entered into by the parties on arm's length basis and on terms not more favourable to the related party than is generally available to third parties.

MSS is regarded as a related party of ASTRO and CMCL by virtue of a common major shareholder and directors between the ASTRO group and MGB group.

5. RATIONALE

Services to be provided under the Agreement meet with the requirements and technical specifications of CMCL as well as fulfil the need for high quality local technical support.

6. FINANCIAL EFFECTS

The Agreement does not have any effect on the issued and paid up capital of ASTRO nor will it have any material effect on the earnings and net assets of the ASTRO group or on the shareholding of its substantial shareholders.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Details of the nature and extent of the interests of the Directors and major shareholders of ASTRO and persons connected to them as at 28 April 2006 are set out in Appendix I attached.



interest (MGB280406).pdf

Save as disclosed in Appendix I and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Agreement.

8. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Directors of ASTRO (with the exception of Augustus Ralph Marshall who is deemed interested in the Agreement and who has abstained from all Board deliberations and voting on the Agreement) has taken into consideration all aspects of the Agreement and is of the opinion that the Agreement is in the best interests of the ASTRO group.

9. APPROVALS REQUIRED

The Agreement is not subject to the approval of the shareholders of ASTRO or of any relevant regulatory body.

This announcement is dated 5 May 2006.

	Directors	Nature of Relationship
1.	Augustus Ralph Marshall ("RM")	<u>ASTRO</u> a) RM is a director of ASTRO, CMCL and several other subsidiaries of ASTRO. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO. b) RM has a direct equity interest over 1,000,000 ordinary shares of 10 pence each ("ASTRO Shares") representing 0.05% of the share capital in ASTRO held through a nominee. RM also holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued ASTRO Shares pursuant to ASTRO's 2003 Employee Share Option Scheme and 1,500,000 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Management Share Incentive Scheme. He does not have any equity interest in CMCL and its intermediate holding companies, ASTRO Overseas Limited, East Asia Entertainment (BVI) Ltd, Celestial Holdings Entertainment Limited and Celestial Pictures Limited. <u>MGB</u> a) RM is a director of MSS and MGB. b) RM does not have equity interest in MSS or in MGB.

Details of interests of major shareholders of ASTRO and the nature of their relationships are set out as follows:

	Major Shareholders	Nature of Relationship
1.	Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean") and Ananda Krishnan Tatparanandam ("TAK")	<u>ASTRO</u> a) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest over 479,619,973 ASTRO Shares representing 24.88% of the share capital in ASTRO. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust. (b) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.49% of the share capital in ASTRO by virtue of the following: (i) PanOcean's deemed equity interest in the Astro Shares as described in Section 1(a) on Major Shareholders above. Although TAK is deemed to

		have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.81% of the share capital in ASTRO, by virtue of his 100% control of the shares in their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and (ii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.80% of the share capital in ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively. c) TAK is a director of UTSB, Excorp and PanOcean. MGB a) TAK is a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital of MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.999% direct equity interest.
2.	Tun Haji Mohammed Hanif bin Omar ("THO")	ASTRO a) THO is a major shareholder of ASTRO having a deemed equity over 177,446,535 ASTRO Shares representing 9.21% of the share capital in ASTRO, in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares representing 25% of the issued and paid up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects, and as such THO does not have any economic interest over these

		ASTRO shares. Further, as THO does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, he is not deemed to have an interest in the shares of CMCL and its intermediate holding companies. <u>MGB</u> a) THO is a director of MSS. b) THO does not have any equity interest in MSS or in MGB.

eneral Announcement
eference No **AA-060509-63820**

ompany Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
ate Announced	:	**09/05/2006**

ype	:	**Announcement**
ubject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

ontents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listin equirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (who is deemed as a principal fficer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

isposal of 10,600 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.74 per share on 5 May 2006. She does not hold any shares in the Company fter the disposal.

This announcement is dated 9 May 2006.

General Announcement
Reference No **AA-060509-67363**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/05/2006**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NS-060508-55732**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Article entitled "Astro can offer pay-tv programmes in Indonesia"**

Contents :

We refer to a letter from Bursa Securities dated 8 May 2006 on the above captioned news article which appeared on page 21 of The Sun on 8 May 2006 and in particular the statement:

"ASTRO All Asia Networks Plc will be allowed to broadcast in Indonesia after Malaysia signed a reciprocity agreement with Indonesia, reversing an earlier decision."

The Board of ASTRO wishes to state that the article refers to an agreement between the governments of Malaysia and Indonesia to allow their broadcasters to operate in each other's market according to the respective country's regulation without any discrimination. ASTRO is not a party to this agreement.

The Astro service was launched by PT Direct Vision under licensing arrangements. ASTRO announced on 28 April 2006 that the closing date for the joint venture Subscription and Shareholders' Agreement for its participation in PT Direct Vision has been extended to

LISTING'S CIRCULAR NO. L/Q : 36558 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/05/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 28,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 15 May 2006.**

Reference No MM-060510-60288

Submitting Merchant Bank : COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name : ASTRO ALL ASIA NETWORKS PLC
Stock Name : ASTRO
Date Announced : 10/05/2006

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")**

Contents :

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS ("RRPTS") OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RRPTS OF A REVENUE OR TRADING NATURE

(COLLECTIVELY, "PROPOSED MANDATE")

1 INTRODUCTION

On our behalf, Commerce International Merchant Bankers Berhad ("CIMB") is pleased to announce that we intend to seek our shareholders' approval for the Proposed Mandate pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad
("Listing Requirements") at our forthcoming Extraordinary General Meeting ("EGM").

2. DETAILS OF THE PROPOSED MANDATE

In the ordinary course of our business, we have entered or will enter into recurrent transactions of revenue or trading nature which are necessary for our day-to-day operations with different classes of related parties. These RRPTs have been or will be carried out on an arm's length basis and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and will not be detrimental to our minority shareholders.
On 20 July 2005, we obtained a mandate from our shareholders at an EGM to enter into RRPTs with related parties on the terms set out in the circular dated 24 June 2005. In accordance with the Listing Requirements, the present mandate will continue to be in force only until the conclusion of our forthcoming Annual General Meeting unless authority for its renewal is obtained from the shareholders at our forthcoming EGM.

Pursuant to Paragraphs 10.08 and 10.09 of Chapter 10 and Practice Note No. 12/2001 of the Listing Requirements, we will be seeking the approval of our shareholders for the Proposed Mandate at our forthcoming EGM.

3. RATIONALE FOR THE PROPOSED MANDATE

The Proposed Mandate will enable our Group to carry out RRPTs (which are comprised in the Proposed Mandate) necessary for our day-to-day operations on a more efficient and timely basis and eliminate the need for us to make frequent announcements to Bursa Malaysia Securities Berhad or convene separate general meetings to seek our shareholders' approvals, as and when the aforesaid RRPTs arise. The Proposed Mandate will therefore enable our Group to save administrative time and expenses which could be better utilised towards pursuing our corporate objectives.

4 EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on our issued and paid-up share capital and our major shareholders' shareholdings. The Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and which form an integral part of our Group's day-to-day operations and hence, they contribute and are critical to our financial performance.

5. APPROVALS REQUIRED

The Proposed Mandate is subject to approval being obtained from our shareholders at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Our interested directors have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Mandate at our relevant board meetings. In addition, our interested directors will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve transactions involving their interests and interests of persons connected to them.

Our interested major shareholders will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve transactions involving their interests and interests of persons connected to them.

Further, our interested directors and major shareholders will undertake to ensure that persons connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM, in which they and/or the interested directors and major shareholders connected to them have an interest.

7. STATEMENT BY THE BOARD

Our Board, except for the interested directors, having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interest of our Company. Accordingly, our directors, except for the interested directors, recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate to be tabled at our forthcoming EGM.

8. ADVISER

We have appointed CIMB as our adviser for the Proposed Mandate.

9. CIRCULAR TO SHAREHOLDERS

A circular containing further details of the Proposed Mandate together with the Notice of EGM will be despatched to our shareholders in due course.

This announcement is dated 10 May 2006.

LISTING'S CIRCULAR NO. L/Q : 36667 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **16/05/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 31,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 18 May 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36697 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **18/05/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 19,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 22 May 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36828 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **23/05/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 28,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 25 May 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 36892 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/05/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 20,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 30 May 2006.**

General Announcement
Reference No **AA-060529-62328**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **29/05/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Recurrent Related Party Transaction of a Revenue or Trading Nature pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Securities Listing Requirements, the Board of Directors of ASTRO wishes to announce the following recurrent related party transaction of a revenue or trading nature which is necessary for day-to-day operations ("Transaction") entered into between MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), a wholly-owned subsidiary of ASTRO, and Maxis Broadband Sdn Bhd ("MBSB"), a wholly-owned subsidiary of Maxis Communications Berhad ("MCB"), which by way of aggregation has exceeded the prescribed limit of RM1.0 million during the period between 6 July 2005 and 30 April 2006.

2. Details of Contracting Parties

2.1 MBNS was incorporated in Malaysia under the Companies Act, 1965 on 12 May 1992 as a private limited company. MBNS is a wholly-owned subsidiary of ASTRO. Its principal activity is providing Direct-to-Home satellite multi-channel subscription television services.

2.2 MBSB was incorporated in Malaysia under the Companies Act, 1965 on 12 February 1992 as a private limited company. MBSB is a wholly-owned subsidiary of MCB. Its principal activity is as an operator of a national public switched network and provider of internet and internet application services including owning, maintaining, building and operating radio facilities and associated switches.

3. Details of the Recurrent Related Party Transaction

The Transaction is in respect of the provision by MBSB to MBNS of a data/voice communication link between Kuala Lumpur, Malaysia and Jakarta, Indonesia under a lease agreement for an International Private Leased Circuit.

For the period between 6 July 2005 and 30 April 2006, the aggregate value of the Transaction amounted to RM1,497,401.73 based on the monthly management accounts of MBNS made up to 30 April 2006.

4. Nature of the Recurrent Related Party Transaction

The Transaction is in the ordinary course of business of MBNS and have been entered into at arm's length basis, on normal commercial terms and on terms not more favourable to the related party than those generally available to the public.

5. Rationale

MBSB has the telecommunications infrastructure to provide a secure and reliable International Private Lease Communication link and data and voice connection between All

Asia Broadcast Centre in Kuala Lumpur, Malaysia and Citra Graha and Jamsostek in Jakarta.

6. Directors' and Major Shareholders' Interests

Details of the interests of the Directors and major shareholders of ASTRO and the nature of their relationships to the parties are as set out in Appendix I attached hereto.



interest (MBSB 300406).pdf

Save as disclosed in Appendix I and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Transaction.

The interested Directors have abstained from voting on the resolution in respect of the Transaction.

7. Effect on share capital, shareholding structure, consolidated earnings and consolidated net assets of ASTRO

The Transaction will not have any effect on the share capital or shareholding structure of ASTRO.

The Transaction is also not expected to have a material effect on the consolidated earnings c ASTRO for the financial year ended 31 January 2007 or any material effect on the consolidated net assets of ASTRO based on its audited financial results for the financial year ended 31 January 2005.

Statement by the Board of Directors

The Board of Directors of ASTRO (with the exception of Dato' Haji Badri Bin Haji Masri, Ralpl Marshall, Tan Poh Ching and Dato' Mohamed Khadar Bin Merican who are deemed interested in the Transaction and who have abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Transaction and is of the opinion that the Transaction is in the best interests of ASTRO and its subsidiaries.

Approvals Required

Based on aggregate value for the period between 6 July 2005 and 30 April 2006 as disclosec under Paragraph 3 above, the Transaction does not require the approval of the shareholders of ASTRO or of any relevant regulatory body.

This announcement is dated 29 May 2006.

	Directors	Nature of Relationship
1.	Dato' Haji Badri bin Haji Masri ("DB")	ASTRO (as at 30 April 2006) a) DB is the Chairman and a director of ASTRO. He is also a director of MBNS and several other subsidiaries of ASTRO. b) DB is a major shareholder of ASTRO having a deemed equity interest over 177,446,535 ordinary shares of 10 pence each in ASTRO ("ASTRO Shares") representing 9.21% of the share capital in ASTRO, in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of each of the HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects, and as such DB and HTSB do not have any economic interest in these shares. Further, as DB and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of MBNS. c) DB also has a deemed equity interest over 500,000 ASTRO Shares representing 0.026% of the share capital in ASTRO held through Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB. Maxis (as at 30 April 2006) a) DB is a major shareholder of Maxis having a deemed equity interest over 329,775,665 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") representing 13.18% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of his respective interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital in HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Usaha Kenanga Sdn Bhd and Tegas Sari Sdn Bhd (collectively, "HNSB Subsidiaries") have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, DB and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) **DB and HNSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, they are not deemed to have an interest in the shares of MBSB.**
2.	Augustus Ralph Marshall ("RM")	ASTRO (as at 30 April 2006) a) RM is a director of ASTRO, MBNS and several other subsidiaries of ASTRO. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO. b) RM has a direct equity interest over 1,000,000 ASTRO Shares representing 0.05% of the share capital in ASTRO held through a nominee. RM also holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued ASTRO Shares pursuant to ASTRO's 2003 Employee Share Option Scheme and 1,500,000 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Management Share Incentive Scheme. He does not have any equity interest in MBNS.

		Maxis (as at 30 April 2006) a) RM is a Director of Maxis and a subsidiary of Maxis. b) RM has a direct equity interest over 500,000 Maxis Shares representing 0.02% of the share capital in Maxis held through a nominee. c) RM is not a director of and does not have any equity interest in MBSB. Usaha Tegas Sdn Bhd ("UTSB") a) RM is a director of UTSB which is a major shareholder of Maxis and ASTRO. He does not have any equity interest in UTSB.
3.	Tan Poh Ching ("TPC")	ASTRO (as at 30 April 2006) a) TPC is a director of ASTRO and a subsidiary of ASTRO. b) TPC has a direct equity interest over 500,000 ASTRO Shares representing 0.026% of the share capital in ASTRO held through a nominee. He is not a director of and does not have any equity interest in MBNS. Maxis (as at 30 April 2006) a) TPC is a Director of Maxis. b) TPC has a direct equity interest over 500,000 Maxis Shares representing 0.02% of the share capital in Maxis held through a nominee. c) TPC is not a director of and does not have any equity interest in MBSB. UTSB a) TPC is a director of UTSB which is a major shareholder of Maxis and ASTRO. He does not have any equity interest in UTSB.
4.	Dato' Mohamed Khadar bin Merican ("Dato' Khadar")	ASTRO (as at 30 April 2006) a) Dato' Khadar is a director of ASTRO. b) Dato' Khadar has a direct equity interest over 250,000 ASTRO Shares representing 0.01% of the share capital in ASTRO. He is not a director of and does not have any equity interest in MBNS. c) Dato' Khadar is a person connected to Mohamad Shahrin Bin Merican, a major shareholder of ASTRO and Maxis. Maxis (as at 30 April 2006) a) Dato' Khadar is a person connected to MSM, a major shareholder of Maxis. b) Dato' Khadar is not a director of and does not have any equity interest in Maxis and MBSB.

Details of interests of major shareholders of ASTRO and the nature of their relationships are set out as follows:-

	Major Shareholders	Nature of Relationship
1.	Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean") and Ananda Krishnan Tatparanandam ("TAK")	<u>ASTRO (as at 30 April 2006)</u> a) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest over 479,619,973 ASTRO Shares representing 24.88% of the share capital in ASTRO. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust. (b) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.49% of the share capital in ASTRO by virtue of the following: (i) PanOcean's deemed equity interest in the ASTRO Shares as described in Section 1(a) on Major Shareholders above. Although TAK is deemed to have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.81% of the share capital in ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.80% of the share capital in ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. c) TAK is a director of UTSB, Excorp and PanOcean, a major shareholder of ASTRO and Maxis. <u>Maxis (as at 30 April 2006)</u> a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis Shares representing 22.07% of the share capital in Maxis. PSIL is deemed to have an interest in all of the Maxis Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the Maxis Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean.

		PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Maxis Shares through Excorp, it does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust. b) TAK is a major shareholder of Maxis with a deemed equity interest over 1,177,305,974 Maxis Shares representing 47.05% of the share capital in Maxis by virtue of the following: i) PanOcean's deemed equity interest in the Maxis Shares as described in Section 1(a) on Major Shareholders above. Although TAK is deemed to have an interest in the Maxis Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. ii) his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn. Bhd. which in turn has a direct equity interest of 100% in Wangi Terang Sdn. Bhd ("WTSB"). WTSB holds 59,732,025 Maxis Shares representing 2.39% of the share capital in Maxis; iii) his controlling interest in MAI Holdings Sdn Bhd, the immediate holding company of Pacific Fortune Sdn Bhd which in turn has a direct equity interest of 100% each in Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate 167,378,718 Maxis Shares representing 6.69% of the share capital in Maxis; and iv) his controlling interest in Eridanes International N.V., the immediate holding company of Global Multimedia Technologies (BVI) Ltd, East Asia Telecommunications Ltd and Worldwide Communications Technologies Ltd which collectively hold 397,849,171 Maxis Shares representing 15.90% of the share capital in Maxis via Maxis Holdings Sdn Bhd. c) TAK is a director of PanOcean, Excorp and UTSB, the major shareholders of Maxis and ASTRO.
2.	Tun Haji Mohammed Hanif bin Omar ("THO"), DB, Hj Affendi bin Tun Hj. Mohd Fuad Stephens ("AF") and Mohamad Shahrin bin Merican ("MSM")	<u>ASTRO (as at 30 April 2006)</u> a) THO, DB, AF and MSM are major shareholders of ASTRO with each having a deemed equity over 177,446,535 ASTRO Shares representing 9.21% of the share capital in ASTRO, in which HTSB has an interest by virtue of their respective interests over 250,000 shares representing 25% of the issued and paid up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of each of the HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects, and as such THO, DB, AF, MSM and HTSB do not have any economic interest in these ASTRO Shares. Further, as THO, DB, AF, MSM and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of MBNS. b) AF is a director of several subsidiaries of ASTRO. c) MSM has a direct equity interest over 166,600 ASTRO Shares representing 0.01% of the share capital in ASTRO. MSM is a person connected to Dato' Khadar, a director of ASTRO.

		d) DB also has a deemed equity interest over 500,000 ASTRO Shares representing 0.026% of the share capital in ASTRO held through Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB. <u>Maxis (as at 30 April 2006)</u> a) THO, DB, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Maxis Shares representing 13.18% of the share capital in Maxis in which HNSB has an interest by virtue of their respective interests over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital in HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which each of the HNSB Subsidiaries have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO, DB, AF, MSM and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) THO has a direct equity interest over 300,000 Maxis Shares representing 0.01% of the share capital in Maxis held through a nominee. THO is also deemed to have an interest over the remaining 2,000,000 Maxis Shares representing 0.08% of the share capital in Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. c) MSM also has a direct equity interest over 130,000 Maxis Shares representing 0.005% of the share capital in Maxis held personally. d) THO, DB, AF and MSM do not have any equity interest in MBSB. e) THO, DB, AF, MSM and HNSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in MAXIS, they are not deemed to have an interest in the shares of MBSB

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37094 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **02/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 32,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 7 June 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 37158 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/06/2006**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 5,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 9 June 2006

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37200 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 14 June 2006.**

LISTING'S CIRCULAR NO. L/Q : 37232 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,000 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 15 June 2006.**

General Announcement
Reference No **AA-060620-58377**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/06/2006**

Type	:	**Announcement**
Subject	:	**Press release on financial results for the first quarter ended 30 April 2006**

Contents :

Please find attached the press release on the financial results of ASTRO ALL ASIA NETWORKS plc for the first quarter ended 30 April 2006.



1FY2007 Press Release.pdf

This announcement is dated 20 June 2006.


ASTRO ALL ASIA NETWORKS plc

CONTINUED DEMAND FOR ASTRO SERVICES

Kuala Lumpur, 20 June 2006

ASTRO ALL ASIA NETWORKS plc has reported higher revenues and earnings with improvement in all key financial indicators. Group revenues for the first quarter ended 30 April 2006 was RM523 million, up 11% from the corresponding quarter in the previous year, on the back of higher subscription and advertising revenues. Earnings before interest, tax, depreciation and amortisation improved 65% to RM151 million, reflecting higher revenues and the benefit of a one-off reduction in subscriber acquisition cost (SAC) of RM19.9 million. Net profit increased 127% to RM91 million due to the favourable EBITDA performance and lower finance cost, and after offsetting share of losses from associates and overseas investments.

The ***Astro*** pay-TV service connected 98.4K new accounts during the first fiscal quarter (1QFY07). Net of churn, we added 38.5K residential subscribers, bringing our residential base up to 1.823 million, or 34.1% of Malaysian TV homes. Churn, or the number of customers who disconnected from the service, fell to 59.9K from 77.8K in the preceding fourth quarter (4QFY06) as a result of our successful efforts at reconnecting subscribers who had previously churned. Reflecting the improvement, underlying churn for the current quarter improved to an annualised 13.3% from 17.6%, while churn, as reported on a Moving Annual Total (MAT) basis, is higher at 13.9%.

As in recent quarters, a significant portion of the net additions came from the mass Malay-speaking market, which now makes up 46% of our subscriber base. Penetration of the Malay-speaking sector is still low, at 30%, compared with 47% for Chinese and 61% for Indian. With broader penetration into the mass urban market, average revenue per subscriber (ARPU) is marginally lower at RM78.7.

SAC per box sold decreased to RM664 from RM729 in the preceding quarter, mainly due to reduction in the contract price for set-top boxes. Content costs as a percentage of revenue decreased to 27.9% from 28.9% in the preceding quarter as we continue to manage down costs.

Our Radio business continues to expand its reach and market share, despite increasing competition. According to the latest April 2006 Nielsen survey findings, our 8 FM stations reach 11.3 million out of

14.2 million listeners, up from 11.2 million, while our share of radex has improved to 84% from 76% in the preceding quarter. Reflecting our market leadership, radio revenues rose 11% to RM33.2 million from RM30 million in the previous corresponding quarter.

Celestial Pictures reported higher revenues of RM16.1 million, up 17% from RM13.8 million in the previous corresponding quarter, due primarily to increased income from new content distribution and higher subscriptions to its Celestial Movies Channel. As a result of higher revenues and tight cost control, EBITDA losses narrowed further to RM10.5 million, from RM18.6 million in the previous corresponding period.

The ***Astro*** service in Indonesia was launched by PT Direct Vision on 28 February 2006 under a trademark licensing arrangement. Terms of the Joint-Venture and Shareholder agreement are currently being restructured to comply with new guidelines under the country's Broadcasting Law and the completion date has since been extended to 31 July 2006. As of 30 April 2006, the Group has incurred total costs of RM96.1 million, which include capital and operating expenses and other services extended to PTDV.

Commenting on current prospects, ASTRO Group Chief Executive Officer Ralph Marshall said: "We are encouraged by the continuing strong demand for the Group's products and services. There is evidence, however, that increases in energy costs and interest rates are beginning to dampen consumer demand in Malaysia and in the region, which could impact group revenues in the near term. We continue to make the necessary investment in unique Asian language content to create loyalty for our distribution platforms and to generate long-term revenues for the Group. At the same time, Group earnings are benefiting from measures taken to reduce costs and improve efficiency."

Commenting on prospects for the Group's flagship TV service, ***Astro*** Malaysia Chief Executive Officer Rohana Rozhan said: "We continue to grow our subscriber base. We are refreshing and delivering compelling content, such as our much-awaited Akademi Fantasia 4 and our fully-interactive, live coverage of the entire 64 World Cup games, to a favourable response from customers and advertisers alike. Upon availability of additional satellite transponder capacity, there will be a number of new channels and additional pay and premium services."

"We are focused on enhancing the total customer experience. In particular, we are improving our customer care service levels, which had been somewhat compromised by CRM-related issues. The effect of these issues has significantly reduced and we are working closely with the vendors for a total resolution by the year-end. In the meantime, we have implemented a number of customer-care measures to deliver more immediate results for our subscribers."

RM million	Quarter ended		
	30/4/2006 (1QFY07)	30/4/2005 (1QFY06)	31/1/2006 (4QFY06)
Revenue	**523.0**	473.2	532.4
EBITDA	**151.0**	91.6	105.8
Net Profit	**90.5**	39.8	88.3
Subscribers (millions)*	**1.823**	1.629	1.784
Listeners (millions)**	**11.3**	10.4	11.2

*Residential subscribers

**based on Nielsen surveys done in April 2006, April 2005 and October 2005 respectively

[Full details of our 1QFY2007 results are available in a separate announcement to Bursa Malaysia.]
ENDS

About ASTRO

ASTRO is the region's leading cross-media operator with Direct-To-Home satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guide and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (General Manager, Corporate Communications & Community Affairs)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Financial Results
Reference No **AA-060620-53616**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/06/2006**
Quarterly report for the financial period ended	:	**30/04/2006**
Quarter	:	**1**
Financial Year End	:	**31/01/2007**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

1 FY07 Bursa Malaysia Quarterly Report_ASTRO.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/04/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/04/2006	30/04/2005	30/04/2006	30/04/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**523,016**	**473,240**	**523,016**	**473,240**
2	Profit/(loss) before tax	**118,135**	**65,368**	**118,135**	**65,368**
3	Profit/(loss) after tax and minority interest	**90,480**	**39,807**	**90,480**	**39,807**
4	Net profit/(loss) for the period	**90,480**	**39,807**	**90,480**	**39,807**
5	Basic earnings/(loss) per share (sen)	**4.70**	**2.07**	**4.70**	**2.07**
6	Dividend per share (sen)	**0.00**	**0.00**	**0.00**	**0.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	**0.9800**	**0.9300**

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 30 April 2006 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/04/2006	QUARTER ENDED 30/04/2005	+ -	**THREE MTHS ENDED 30/04/2006**	THREE MTHS ENDED 30/04/2005	+ -
		RM'm	RM'm	%	**RM'm**	RM'm	%
Revenue	8	**523.0**	473.2	+11	**523.0**	473.2	+11
Cost of sales (excluding set-top box subsidies)		**(242.8)**	(225.0)		**(242.8)**	(225.0)	
Gross profit (excluding set-top box subsidies)		**280.2**	248.2		**280.2**	248.2	
Set-top box subsidies[1]		**(30.8)**	(63.4)		**(30.8)**	(63.4)	
Gross profit		**249.4**	184.8	+35	**249.4**	184.8	+35
Other operating income		**2.6**	1.9		**2.6**	1.9	
Marketing and distribution costs		**(40.9)**	(37.3)		**(40.9)**	(37.3)	
Administrative expenses		**(81.3)**	(77.1)		**(81.3)**	(77.1)	
Profit from operations[2]	8	**129.8**	72.3	+80	**129.8**	72.3	+80
Finance costs		**(7.1)**	(11.5)		**(7.1)**	(11.5)	
Finance income		**9.8**	4.8		**9.8**	4.8	
Share of post tax results from associates & overseas investments[3]		**(14.3)**	(0.2)		**(14.3)**	(0.2)	
Profit before taxation		**118.2**	65.4	+81	**118.2**	65.4	+81
Taxation	15	**(29.6)**	(27.2)		**(29.6)**	(27.2)	
Profit for the period		**88.6**	38.2	+132	**88.6**	38.2	+132
Attributable to:							
Equity holders of the Company		**90.5**	39.8	+127	**90.5**	39.8	+127
Minority interest		**(1.9)**	(1.6)		**(1.9)**	(1.6)	
		88.6	38.2		**88.6**	38.2	


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/2006	QUARTER ENDED 30/04/2005	THREE MTHS ENDED 30/04/2006	THREE MTHS ENDED 30/04/2005
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		**4.70**	2.07	**4.70**	2.07
- Diluted*		**4.68**	2.06	**4.68**	2.06

(*) The diluted earnings per share is calculated based on the dilutive effects of 58,303,700 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) Accruals amounting to RM19.9m in relation to the cost of set-top boxes were reversed in the current quarter as these accruals have now been determined to be no longer required following the receipt of external confirmation. As such, set-top box subsidies for the quarter is much reduced and will revert to levels consistent with market growth in subsequent quarters.

(2) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/2006	QUARTER ENDED 30/04/2005	THREE MTHS ENDED 30/04/2006	THREE MTHS ENDED 30/04/2005
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	**14.6**	15.3	**14.6**	15.3
Amortisation of film library and programme rights	**30.4**	36.5	**30.4**	36.5
Amortisation of other intangible assets	**6.6**	3.9	**6.6**	3.9

(3) Included in "share of post tax results from associates & overseas investments" is an amount of RM15.2m reflecting the current estimate of the Group's share of start-up losses in PT Direct Vision ("PTDV") (See note 18 (a)(2)) for the quarter, with the corresponding entry reflected in Receivables.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/04/2006 RM'm	AS AT 31/01/2006 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**288.4**	288.4
Associates		**161.2**	166.1
Deferred tax assets		**487.5**	513.4
Other financial assets (other investments)		**23.3**	23.8
Film library and programme rights		**272.7**	273.2
Other intangible assets [(1)]		**189.9**	187.0
		1,423.0	1,451.9
CURRENT ASSETS			
Inventories		**43.8**	45.8
Receivables and prepayments		**516.2**	481.8
Other financial assets			
- Derivative financial instruments		**24.7**	15.1
Tax recoverable		**9.8**	8.5
Cash and cash equivalents		**952.0**	848.1
		1,546.5	1,399.3
CURRENT LIABILITIES			
Trade and other payables		**790.9**	741.9
Other financial liabilities			
- Borrowings (interest bearing)	19	**35.1**	34.4
Current tax liabilities		**4.2**	1.3
		830.2	777.6
NET CURRENT ASSETS		**716.3**	621.7
NON-CURRENT LIABILITIES			
Payables		**226.6**	248.3
Deferred tax liabilities		**12.2**	12.1
Other financial liabilities			
- Borrowings (interest bearing)	19	**17.9**	26.5
		256.7	286.9
NET ASSETS		**1,882.6**	1,786.7


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 30/04/2006	AS AT 31/01/2006
		RM'm	RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,195.7**	1,195.4
Share premium		**12.0**	11.0
Merger reserve		**518.4**	518.4
Exchange reserve		**(15.6)**	(5.8)
Hedging reserve		**24.7**	15.4
Other reserve		**46.7**	40.6
Retained earnings/(Accumulated losses)		**88.1**	(2.8)
		1,870.0	1,772.2
Minority interests		**12.6**	14.5
Total equity		**1,882.6**	1,786.7
NET ASSETS PER SHARE (RM) [2]		**0.98**	0.93

Notes:

[1] Other intangible assets consist of software costs of RM128.9m (including broadcast facility at Cyberjaya of RM72.4m) (31/01/2006: RM118.5m), rights and licenses of RM43.6m (31/01/2006: RM47.4m), remastering costs of RM17.1m (31/01/2006: RM20.8m) and goodwill on consolidation of RM0.3m (31/01/2006: RM0.3m).

[2] Net assets of the Group of RM1,882.6m (31/01/2006: RM1,786.7m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,686.6m (31/01/2006: RM1,655.8m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Three months ended 30/04/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(9.8)	-	-	-	(9.8)	-	(9.8)
Fair value gain on hedging instrument	-	-	-	-	-	9.3	-	-	9.3	-	9.3
Net income recognised directly in equity	-	-	-	-	(9.8)	9.3	-	-	(0.5)	-	(0.5)
Profit for the period	-	-	-	-	-	-	-	90.5	90.5	(1.9)	88.6
Total recognised income	-	-	-	-	(9.8)	9.3	-	90.5	90.0	(1.9)	88.1
Share options : - Proceeds from shares issued	0.3	0.3	1.0	-	-	-	-	-	1.3	-	1.3
- Value of employee services	-	-	-	-	-	-	6.5	-	6.5	-	6.5
- Transfer upon exercise	-	-	-	-	-	-	(0.4)	0.4	-	-	-
	0.3	0.3	1.0	-	-	-	6.1	0.4	7.8	-	7.8
As at 30 April 2006	1,927.6	1,195.7	12.0	518.4	(15.6)	24.7	46.7	88.1	1,870.0	12.6	1,882.6



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Three months ended 30/04/2005	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005 - as previously reported	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	1,559.4	-	1,559.4
- prior year adjustment	-	-	-	-	-	-	12.3	(12.3)	-	-	-
- as restated	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	1,559.4	-	1,559.4
Currency translation differences	-	-	-	-	1.2	-	-	-	1.2	-	1.2
Fair value gain on hedging instrument	-	-	-	-	-	3.4	-	-	3.4	-	3.4
Net income recognised directly in equity	-	-	-	-	1.2	3.4	-	-	4.6	-	4.6
Profit for the period	-	-	-	-	-	-	-	39.8	39.8	(1.6)	38.2
Total recognised income	-	-	-	-	1.2	3.4	-	39.8	44.4	(1.6)	42.8
Share options : - Proceeds from shares issued	0.6	0.4	1.7	-	-	-	-	-	2.1	-	2.1
- Value of employee services	-	-	-	-	-	-	13.4	-	13.4	-	13.4
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	15.4	15.4
	0.6	0.4	1.7	-	-	-	13.4	-	15.5	15.4	30.9
As at 30 April 2005	1,923.0	1,192.6	2,120.6	518.4	0.1	1.8	25.7	(2,239.9)	1,619.3	13.8	1,633.1


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2006	THREE MTHS ENDED 30/04/2005
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**88.6**	38.2
Contra arrangements – revenue	**(0.4)**	(0.7)
Value of employee services – share options	**6.5**	13.4
Interest income	**(7.1)**	(6.1)
Interest expense	**5.6**	9.5
Unrealised foreign exchange loss/(gain)	**(2.4)**	1.4
Taxation	**29.6**	27.2
Property, plant and equipment		
- Depreciation	**14.6**	15.3
- Gain on disposal	**-**	(0.1)
Amortisation of film library and programme rights	**30.4**	36.5
Other intangible assets		
- Amortisation	**6.6**	3.9
Share of post tax results from associates & overseas investments	**14.3**	0.2
	186.3	138.7
Changes in working capital:		
Film library and programme rights	**(33.6)**	(22.3)
Inventories	**2.0**	(4.7)
Receivables and prepayments	**(56.2)**	(16.9)
Payables	**39.5**	(15.9)
Cash generated from operations	**138.0**	78.9
Income tax paid	**(2.1)**	(3.0)
Interest received	**6.3**	11.0
Net cash flow from operating activities	**142.2**	86.9



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2006	THREE MTHS ENDED 30/04/2005
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	**-**	(27.9)
Purchase of other investments	**(0.2)**	-
Proceeds from disposal of property, plant and equipment	**-**	0.1
Acquisition of intangible assets	**(7.8)**	(16.7)
Purchase of property, plant and equipment	**(21.0)**	(10.9)
Net cash flow from investing activities	**(29.0)**	(55.4)
Net cash flow from operating and investing activities*	*113.2*	*31.5*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(1.4)**	(3.6)
Proceeds from borrowings	**-**	4.0
Issuance of shares pursuant to exercise of share options	**1.3**	2.1
Repayment of finance lease liabilities	**(7.8)**	(7.1)
Repayment of borrowings	**-**	(3.3)
Net cash flow from financing activities	**(7.9)**	(7.9)
Net effect of currency translation on cash and cash equivalents	**(1.4)**	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	**103.9**	23.6
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**848.1**	966.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**952.0**	990.1

(*) Represents free cash flow.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2006.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of subscriber base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the preceding financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.3	1.3	0.3	1.3

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/06	QUARTER ENDED 30/04/05	THREE MTHS ENDED 30/04/06	THREE MTHS ENDED 30/04/05
	RM'm	RM'm	RM'm	RM'm
Revenue				
Multi channel television				
External revenue	469.7	425.0	469.7	425.0
Inter-segment revenue	-	0.7	-	0.7
Multi channel television revenue	469.7	425.7	469.7	425.7
Radio				
External revenue	32.6	29.3	32.6	29.3
Inter-segment revenue	0.6	0.7	0.6	0.7
Radio revenue	33.2	30.0	33.2	30.0
Library licensing and distribution				
External revenue	13.1	11.4	13.1	11.4
Inter-segment revenue	3.0	2.4	3.0	2.4
Library licensing and distribution revenue	16.1	13.8	16.1	13.8
Others				
External revenue	7.6	7.5	7.6	7.5
Inter-segment revenue	39.2	33.7	39.2	33.7
Others revenue	46.8	41.2	46.8	41.2
Total reportable segments	565.8	510.7	565.8	510.7
Eliminations	(42.8)	(37.5)	(42.8)	(37.5)
Total group revenue	523.0	473.2	523.0	473.2
Profit/(loss) from operations by segment				
Multi channel television	140.7	97.9	140.7	97.9
Radio	9.5	8.5	9.5	8.5
Library licensing and distribution	(10.9)	(19.2)	(10.9)	(19.2)
Others/eliminations	(9.5)	(14.9)	(9.5)	(14.9)
Profit from operations	129.8	72.3	129.8	72.3



9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 30 April 2006, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 20 June 2006.

11. CHANGES IN THE COMPOSITION OF THE GROUP

A. Transfer of subsidiaries within the Group

The following subsidiaries were transferred from ASTRO Overseas Limited ("AOL") to ASTRO All Asia Entertainment Networks Limited ("AAAE") on 31 March 2006:

(1) Transfer of 4,250,002 shares of USD1 each representing 51% of the issued and paid-up share capital in Goal TV Asia Limited (formerly known as Goal TV International (Mauritius) Ltd) for a cash consideration of USD4,250,002; and
(2) Transfer of the entire issued and paid-up share capital of 34,656 shares of USD31 each in Global Sports Entertainment S.à.r.l. for a cash consideration of USD1,074,336.

Both AOL and AAAE are wholly owned subsidiaries of ASTRO. The transfer is part of ASTRO group's internal restructuring plan, gearing towards the consolidation of investments in international content development and aggregation of business.

B. Incorporation of a new subsidiary

ASTRO Overseas Limited has on 3 April 2006 incorporated a company known as All Asia Multimedia Networks FZ-LLC ("AAMN") in the United Arab Emirates. AAMN is a limited liability company with an issued and paid-up share capital of Arab Emirates Dirham ("AED") 50,000 divided into 50 shares of AED1,000 each.

The principal activity of AAMN is to engage in the business of developing and supplying multimedia products and services aimed at serving the multi-channel television, radio and mobile telephone platforms across Asia, the Middle East and Africa.

C. Member's voluntary winding up of a subsidiary

Asia Company No. 1 Limited ("ACNL"), a wholly owned subsidiary of ASTRO, had on 7 December 2005 commenced a member's voluntary winding up. Following the convening of the adjourned final general meeting of ACNL on 1 March 2006, it was dissolved pursuant to Section 213 of the Companies Act, 1981 of Bermuda. Note 18(a)(1) contains further details and changes in the composition of the Group.


ASTRO ALL ASIA NETWORKS plc

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 30 April 2006, the Group has provided guarantees to third parties amounting to RM26.6m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 30 April 2006.

13. COMMITMENTS

As at 30 April 2006, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	28.2	187.1	215.3
Investment in an associate	18.1	-	18.1
Film library and programme rights	190.8	102.5	293.3
Non-cancellable operating lease	22.4	-	22.4
	259.5	289.6	549.1


ASTRO ALL ASIA NETWORKS plc

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	A director of a subsidiary of the Company within the past 12 months is also a partner of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE THREE MONTHS ENDED 30/04/06	AMOUNTS (*) DUE FROM/(TO) AS AT 30/04/06
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	1.3	1.3
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	3.6	(2.6)
Valuelabs	1.8	(0.2)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	3.4	(3.4)

(*) Represents amounts outstanding on transactions entered into during the three months ended 30 April 2006.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/06	QUARTER ENDED 30/04/05	**THREE MTHS ENDED 30/04/06**	THREE MTHS ENDED 30/04/05
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**(3.7)**	(1.6)	**(3.7)**	(1.6)
Deferred tax	**(25.9)**	(25.6)	**(25.9)**	(25.6)
	(29.6)	(27.2)	**(29.6)**	(27.2)

The Group's effective tax rate for the period ended 30 April 2006 of 25% is based on an estimate of the tax charge for the year and is lower than the Malaysian statutory tax rate of 28% mainly due to the utilisation of unabsorbed Investment Tax Allowance ("ITA") in a subsidiary partially offset by losses in foreign subsidiaries and certain Malaysian subsidiaries which were not available for tax relief at Group level and the non-deductibility of certain operating expenses for tax purposes.

The full effect of the benefits of ITA is not recognised in the quarter in order to provide for tax on the basis of the likely tax rate for the full year as required under IFRS.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies (i.e. ACNL and Radio Advertising and Programming Systems Sdn Bhd ("RAPS")) that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

ACNL had on 7 December 2005 commenced a member's voluntary winding-up. Pursuant to a distribution in specie of surplus assets by the appointed liquidator, the wholly-owned subsidiaries of ACNL were transferred to its immediate holding company, ASTRO Overseas Limited on the following dates:

Subsidiary	Date
ASTRO (Brunei) Sdn Bhd	19 January 2006
South Asia Radio Holdings Ltd	26 January 2006
ASTRO E.Com Ltd	26 January 2006
ASTRO Entertainment Networks Ltd	26 January 2006
Digital Software Exports Ltd	26 January 2006
All Asia Television and Radio Company (BVI) Ltd	26 January 2006
MEASAT Broadcast Network Systems (BVI) Ltd	26 January 2006
ASTRO Broadcast Corporation (BVI) Ltd	26 January 2006
ASTRO Radio Broadcast (BVI) Ltd	26 January 2006
ASTRO Multimedia International (BVI) Ltd	26 January 2006
East Asia Entertainment (BVI) Ltd	26 January 2006
Philippine Animation N.V	26 January 2006
ASTRO Multimedia Corporation N.V.	26 January 2006
ASTRO Multimedia N.V.	26 January 2006

Following the convening of the adjourned final general meeting of ACNL on 1 March 2006, it was dissolved pursuant to Section 213 of the Companies Act, 1981 of Bermuda.

RAPS had on 5 January 2006 commenced a member's voluntary winding-up. As at 20 June 2006, the winding-up of RAPS has not been completed.



18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3 million and shareholder loan facilities of USD35 million.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

As at 30 April 2006, the Group has incurred total costs of RM96.1 million which include capital and operational expenditure and other services provided to PTDV. Such amounts have been included in Receivables and Fixed Assets (RM26 million) pending the finalization of the various agreements.

As at 20 June 2006, the Conditions Precedent Date and Closing Date (as defined in the SSA) have been extended to 14 July 2006 and 31 July 2006 respectively.

Other than as disclosed above, there were no incomplete corporate proposals as at 20 June 2006.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 20 June 2006, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9 million) have been utilised except for RM19.0 million which was proposed for payment of equity in an associate, TVB Publishing Holding Limited.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 30 April 2006 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.8	-	1.8
Finance lease liabilities[2]	33.3	17.9	51.2
	35.1	17.9	53.0

Notes:
(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(3) The amount outstanding from the Bank Pembangunan dan Infrastruktur Malaysia Berhad ("BPI") Facilities of RM300 million was repaid on 16 January 2006, in advance of its repayment schedule.

All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security for the BPI Facilities.

The rights, titles, interests and benefits of MBNS of the following are also assigned for the BPI Facilities:
(i) All Asia Broadcast Centre leased land;
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies; and
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

On 13 March 2006, the Group issued a notice to cancel the BPI Facilities with immediate effect.

(4) The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 ("Facilities Agreement") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities were guaranteed by MBNS and RAPS and comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), which will be used to refinance, prepay or reimburse Company's debts and to finance general corporate purposes and working capital of the Company and its subsidiaries. RAPS provided a guarantee on 31 May 2005. Following the commencement of RAPS' member's voluntary winding-up, Airtime Management and Programming Sdn Bhd ("AMP") had on 7 March 2006 became an additional guarantor and RAPS subsequently resigned as a guarantor in accordance with the terms set out in the Facilities Agreement.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 20 June 2006.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 20 June 2006.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (First Quarter 2007) against the preceding quarter (Fourth Quarter 2006)

For the quarter ended 30 April 2006, Group revenue decreased by RM9.4m to RM523.0m, while EBITDA increased by RM45.2m primarily benefiting from the reversal of accruals amounting to RM19.9m in relation to the cost of set-top boxes which have now been determined to be no longer required following the receipt of external confirmation. Net profit was RM90.5m with an increase of RM2.2m over the preceding quarter.

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2006	FOURTH QUARTER 31/01/2006	**FIRST QUARTER 30/04/2006**	FOURTH QUARTER 31/01/2006
Consolidated Performance				
Total Revenue	**523.0**	532.4		
Subscriber Acquisition Costs (SAC)[2]	**50.1**	100.3		
EBITDA[3]	**151.0**	105.8		
EBITDA Margin (%)	**28.9**	19.9		
Net Profit	**90.5**	88.3		
Free Cash Flow[4]	**113.2**	96.7		
Net Increase/(Decrease) in Cash	**103.9**	(210.6)		
Capital expenditure[5]	**29.5**	59.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**432.5**	429.6		
Advertising revenue	**28.1**	32.2		
Other revenue	**9.1**	6.7		
Total revenue	**469.7**	468.5		
SAC[2]	**50.1**	100.3		
EBITDA[3]	**154.7**	110.9		
EBITDA Margin (%)	**32.9**	23.7		
Capital expenditure[5]	**27.1**	55.8		
Total subscriptions-net additions ('000)			**45**	26
Total subscriptions-end of period ('000)			**1,986**	1,941
Residential subscribers-net additions ('000)			**39**	22
Residential subscribers-end of period ('000)			**1,823**	1,784



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (First Quarter 2007) against the preceding quarter (Fourth Quarter 2006) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2006	FOURTH QUARTER 31/01/2006	**FIRST QUARTER 30/04/2006**	FOURTH QUARTER 31/01/2006
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			**79**	79
MAT Churn (%)			**13.9**	13.4
SAC per set-top box sold (RM)[8]			**664**	729
Content cost (RM per subscriber per mth)			**24**	25
(ii) Radio[1]				
Revenue	**33.2**	38.0		
EBITDA[3]	**12.2**	21.5		
EBITDA Margin (%)	**36.7**	56.6		
Listeners ('000)[6]			**11,300**	11,227
Share of radio adex (%)[7]			**84**	76
(iii) Library Licensing and Distribution[1]				
Revenue	**16.1**	18.9		
EBITDA[3]	**(10.5)**	(17.9)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**28**	36
(iv) Others[1]				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**1,876**	1,811
Malaysian film production – theatrical release			**-**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs. Accruals amounting to RM19.9m in relation to the cost of set-top boxes were reversed in the current quarter as these accruals have now been determined to be no longer required following the receipt of external confirmation.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2006 and Sweep 2, 2005 performed by NMR in April 2006 and October 2005 respectively.
7. Based on NMR Adex Report.
8. SAC per box sold for Fourth Quarter 2006 was stated after adjusting for certain accruals in relation to the cost of set-top boxes.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2007) against the preceding quarter (Fourth Quarter 2006) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group consolidated revenues decreased RM9.4m or 1.8% to RM523.0m from RM532.4m in the preceding quarter, reflecting the seasonal nature of the Group's businesses.

EBITDA

Group EBITDA improved to RM151.0m from RM105.8m in the preceding quarter, primarily benefiting from the reversal of accruals amounting to RM19.9m in relation to the cost of set-top boxes which have now been determined to be no longer required following the receipt of external confirmation.

Cash Flow

There was an increase in cash of RM103.9m compared to a decrease of RM210.6m in the preceding quarter. The increase was mainly due to the repayment of RM300m Bank Pembangunan dan Infrastruktur Malaysia Berhad Facilities and advances to an associate (RM24.2m) in the preceding quarter.

Free cash flow generated was RM113.2m compared to RM96.7m in the preceding quarter, mainly due to preceding quarter's advances to an associate.

Capital Expenditure

Group capital expenditure of RM29.5m was lower by RM29.9m over the preceding quarter due to lower capital expenditure on the proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2007) against the preceding quarter (Fourth Quarter 2006) (continued)

Consolidated Performance (continued)

Net Profit

Group net profit improved marginally to RM90.5m.

Multi channel TV

MC-TV segment achieved total revenue of RM469.7m, which was RM1.2m or 0.3% higher than the preceding quarter. The increase was from higher subscription revenue and set-top box sales, partially offset by lower airtime sales.

Residential subscriber net additions of 38,500 increased by 16,800 or 77.4% from 21,700 in the preceding quarter mainly due to lower churn, as shown below:

Residential subscriber ('000)	First Quarter 2007	Fourth Quarter 2006	Variance
Gross additions	98.4	99.5	(1.1)
Churn	(59.9)	(77.8)	17.9
Net additions	38.5	21.7	16.8

Absolute churn in the current quarter has improved by 17,900 to 59,900 subscribers from 77,800 subscribers in the preceding quarter due to the disconnection of 46,900 delinquent accounts in the preceding quarter caused by auto collection logic faults in the Customer Relationship Management System.

Although MAT churn of 13.9% was higher than the preceding quarter's 13.4%, annualised churn for the current quarter of 13.3% has improved from 17.6% in the preceding quarter as we progress resolution of issues associated with our Customer Relationship Management ("CRM") system.

ARPU decreased from RM79.2 in the preceding quarter to RM78.7 in the current quarter due to changes in subscriber mix resulting in higher take-ups of lower-priced packages by new subscribers.

SAC per box sold was RM664 representing a reduction of RM65 from RM729 in the preceding quarter mainly due to the reduction in contract price.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2007) against the preceding quarter (Fourth Quarter 2006) (continued)

Radio

Radio's revenue of RM33.2m was RM4.8m or 12.6% lower than RM38.0m in the preceding quarter mainly due to seasonally lower radio advertising revenue.

Library Licensing and Distribution

Revenue of RM16.1m for Library Licensing and Distribution was RM2.8m or 14.8% lower than RM18.9m in the preceding quarter. The decrease was due to lower licensing income from the sale of program blocks partially offset by increased distribution licensing income derived from Shaw titles.

(B) Performance of the current quarter (First Quarter 2007) against the corresponding quarter of the preceding financial year (First Quarter 2006)

Group revenue for First Quarter 2007 grew by RM49.8m or 10.5% to RM523.0m compared to First Quarter 2006. EBITDA increased by RM59.4m or 64.8% to RM151.0m. The improvement was due to revenue growth and the reversal of accruals amounting to RM19.9m in relation to the cost of set-top boxes which have now been determined to be no longer required following the receipt of external confirmation. EBITDA margin was 28.9%, compared to 19.4% in First Quarter 2006.

Group's net profit of RM90.5m registered an increase of RM50.7m or 127.4% against First Quarter 2006's net profit of RM39.8m mainly due to better EBITDA result and lower net finance costs partially offset by higher share of post tax results from associates & overseas investments.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

(B) Performance of the current quarter (First Quarter 2007) against the corresponding quarter of the preceding financial year (First Quarter 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2006	FIRST QUARTER 30/04/2005	**FIRST QUARTER 30/04/2006**	FIRST QUARTER 30/04/2005
Consolidated Performance				
Total Revenue	**523.0**	473.2		
Subscriber Acquisition Costs (SAC)[2]	**50.1**	84.4		
EBITDA[3]	**151.0**	91.6		
EBITDA Margin (%)	**28.9**	19.4		
Net Profit	**90.5**	39.8		
Free Cash Flow[4]	**113.2**	31.5		
Net Increase in Cash	**103.9**	23.6		
Capital expenditure[5]	**29.5**	27.4		
(i) **Multi channel TV(MC-TV)[1]**				
Subscription revenue	**432.5**	390.9		
Advertising revenue	**28.1**	26.8		
Other revenue	**9.1**	8.0		
Total revenue	**469.7**	425.7		
SAC[2]	**50.1**	84.4		
EBITDA[3]	**154.7**	112.3		
EBITDA Margin (%)	**32.9**	26.4		
Capital expenditure[5]	**27.1**	23.4		
Total subscriptions-net additions ('000)			**45**	65
Total subscriptions-end of period ('000)			**1,986**	1,763
Residential subscribers-net additions ('000)			**39**	63
Residential subscribers-end of period ('000)			**1,823**	1,629
ARPU – residential subscriber (RM)			**79**	80
MAT Churn (%)			**13.9**	8.5
SAC per set-top box sold (RM)			**664**	734
Content cost (RM per subscriber per mth)			**24**	26



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2007) against the corresponding quarter of the preceding financial year (First Quarter 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2006	FIRST QUARTER 30/04/2005	**FIRST QUARTER 30/04/2006**	FIRST QUARTER 30/04/2005
(ii) Radio[1]				
Revenue	**33.2**	30.0		
EBITDA[3]	**12.2**	9.2		
EBITDA Margin (%)	**36.7**	30.7		
Listeners ('000)[6]			**11,300**	10,407
Share of radio adex (%)[7]			**84**	79
(iii) Library Licensing and Distribution[1]				
Revenue	**16.1**	13.8		
EBITDA[3]	**(10.5)**	(18.6)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**28**	39
(iv) Others[1]				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**1,876**	1,665
Malaysian film production – theatrical release			**-**	-

Note :

1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs. Accruals amounting to RM19.9m in relation to the cost of set-top boxes were reversed in the current quarter as these accruals have now been determined to be no longer required following the receipt of external confirmation.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2006 and Sweep 1, 2005 performed by NMR in April 2006 and April 2005 respectively.
7. Based on NMR Adex Report.


ASTRO ALL ASIA NETWORKS plc

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2007) against the corresponding quarter of the preceding financial year (First Quarter 2006) (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenues of RM523.0m which was RM49.8m or 10.5% higher than RM473.2m recorded in First Quarter 2006. The increase was mainly driven by higher subscription revenue from MC-TV segment, which rose RM41.6m or 10.6% due to an enlarged subscriber base. In addition, advertising revenue increased by RM4.2m primarily from MC-TV and Radio segments, while Library Licensing and Distribution segment's revenue improved by RM2.3m to RM16.1m.

EBITDA

Group EBITDA of RM151.0m increased by RM59.4m or 64.8% from RM91.6m in First Quarter 2006. The improvement was due to revenue growth and the reversal of accruals amounting to RM19.9m in relation to the cost of set-top boxes which have now been determined to be no longer required following the receipt of external confirmation.

Cash Flow

The increase in cash of RM103.9m compared to an increase of RM23.6m in First Quarter 2006 was mainly due to higher free cash generated in the current quarter of RM113.2m which improved by RM81.7m compared to RM31.5m in First Quarter 2006. The increase in free cash was driven by improved EBITDA and lower investing activity cashflow in the current quarter compared to First Quarter 2006 when Radio Lebuhraya Sdn Bhd ("RLSB") was acquired for RM30.0m.

Capital Expenditure

Group capital expenditure totalled RM29.5m was higher than First Quarter 2006 by RM2.1m.

Net Profit

Group net profit of RM90.5m improved by RM50.7m over net profit of RM39.8m in First Quarter 2006. The improvement was attributable to better EBITDA results and lower net finance costs partially offset by higher share of post tax results from associates & overseas investments.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2007) against the corresponding quarter of the preceding financial year (First Quarter 2006) (continued)

<u>Multi channel TV</u>

MC-TV segment's total revenue of RM469.7m was RM44.0m or 10.3% higher than First Quarter 2006. The increase was driven by higher subscription and advertising revenues as a result of continuing growth in the business.

Residential subscriber net additions were 38,500, which decreased by 24,500 or 38.9% compared to 63,000 in First Quarter 2006. The reduction was mainly caused by a more stringent disconnection policy effected since the end of Second Quarter 2006 which had reduced the disconnection tolerance from 70 days to 45 days for all new subscriber accounts below 6 months old.

MAT churn increased from 8.5% to 13.9% as the First Quarter 2006 was positively impacted by improved reconnections following the new smartcard swap exercise completed in September 2004.

ARPU of RM79 was lower than First Quarter 2006 ARPU of RM80 due to lower basic subscription ARPU from changes in subscriber mix resulting in higher take-ups of lower-priced packages by new subscribers, partially offset by higher ARPU from late charges and reconnection fees.

SAC per box sold was RM664 representing a reduction of RM70 from RM734 in First Quarter 2006 mainly due to the reduction in contract price.

<u>Radio</u>

Radio's revenue of RM33.2m was RM3.2m or 10.7% higher than RM30.0m for First Quarter 2006. This improvement was solely driven by the increase in airtime rates across all stations.

<u>Library Licensing and Distribution</u>

Library Licensing and Distribution generated revenue of RM16.1m which was RM2.3m or 16.7% higher than RM13.8m in First Quarter 2006. This was principally due to higher licensing revenue from the Movie Channel business in existing and new territories and increased licensing income from distribution of other content.


ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2007

There is continuing demand for the Group's products and services which is benefiting from the World Cup and other event based programmes. However, there is evidence that the increase in energy costs and interest rates are beginning to dampen consumer demand in Malaysia, and in the region.

Additional satellite transponder capacity is not expected for at least another six months, therefore restricting our ability to introduce new premium and pay services. However, as we continue to increase our penetration into the mass urban market, ARPU will reduce in the medium term.

Although CRM-related issues will continue to impact our operating results for the rest of the financial year, we expect the effect of these issues to be significantly reduced.

Group earnings will continue to reflect start up losses and other costs related to our involvement in the Indonesian operations.

Taking into account the above and barring any unforeseen circumstances, the Board expects the overall operating performance to be satisfactory for the financial year ending 31 January 2007.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

No dividend has been declared or recommended for the current quarter ended 30 April 2006.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/06	QUARTER ENDED 30/04/05	**THREE MTHS ENDED 30/04/06**	THREE MTHS ENDED 30/04/05
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**90.5**	39.8	**90.5**	39.8
Weighted average number of ordinary shares	'm	**1,927.5**	1,922.7	**1,927.5**	1,922.7
Basic earnings per share	sen	**4.70**	2.07	**4.70**	2.07
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**90.5**	39.8	**90.5**	39.8
Weighted average number of ordinary shares	'm	**1,927.5**	1,922.7	**1,927.5**	1,922.7
Adjusted for share options granted	'm	**4.0**	11.0	**4.0**	11.0
Adjusted weighted average number of ordinary shares	'm	**1,931.5**	1,933.7	**1,931.5**	1,933.7
Diluted earnings per share*	sen	**4.68**	2.06	**4.68**	2.06

(*) The diluted earnings per share is calculated based on the dilutive effects of 58,303,700 options under the ESOS and MSIS.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

20 June 2006

Kuala Lumpur

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37342 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **21/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 23 June 2006.**

General Announcement
Reference No **AA-060622-47468**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/06/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Third Annual General Meeting**

Contents :

We are pleased to announce that the Third Annual General Meeting of ASTRO will be held on **Tuesday, 18 July 2006 at 10.00 a.m.** for the purpose of considering and if thought fit, passing the resolutions as set out in the attached Notice of the Third Annual General Meeting, at the following venue:

Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia



Notice of AGM (English).pdf

This announcement is dated 22 June 2006.


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the **Third Annual General Meeting of ASTRO ALL ASIA NETWORKS plc** ("Company") will be held at **10.00 a.m.** on **Tuesday, 18 July 2006** at the **Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

As Ordinary Business

1. To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2006 and the Reports of the Directors and Auditors thereon. **Resolution 1**
2. To declare a Final tax-exempt dividend of 3.5 sen per share of 10 pence each for the financial year ended 31 January 2006. **Resolution 2**
3. To re-elect Augustus Ralph Marshall, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 3**
4. To re-elect Dato' Mohamed Khadar Bin Merican, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 4**
5. To re-elect Chin Kwai Yoong, a Director who retires in accordance with Article 78 of the Company's Articles of Association. **Resolution 5**
6. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 6**

As Special Business

7. Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company **Resolution 7**

   "THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the contract of service between the Company and Augustus Ralph Marshall dated 31 May 2006 ("Renewed Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the commencement date of the Renewed Contract of Service and expiring on the same date as the expiration date of the Renewed Contract of Service, to offer and grant to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, option or options under the ESOS/MSIS to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS of the Company ("Approval") and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provision of the Bye-Laws governing the ESOS/MSIS of the Company."
8. To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Third Annual General Meeting to be held on Tuesday, 18 July 2006, a Final tax-exempt dividend of 3.5 sen per share of 10 pence each for the financial year ended 31 January 2006 will be paid on 25 August 2006 to Depositors who are registered in the Record of Depositors at the close of business on 3 August 2006.

A Depositor will qualify for entitlement to the dividend only in respect of:-

(a) shares transferred to the Depositor's securities account before 4.00 p.m on 3 August 2006 in respect of the transfer; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

23 June 2006

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

NOTES:

1. **Proxy**
   (a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company.
   (b) A proxy need not be a member of the Company.
   (c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.
   (d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.
2. **Annual Report and Audited Financial Statements (Resolution 1)**
   For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the independent Auditors' Report to the Company's shareholders at a general meeting.
3. **Retirement and Re-election of Directors (Resolutions 3, 4 and 5)**
   In accordance with Articles 83 and 84 of the Company's Articles of Association ("Articles"), at least one-third of the Directors who are subject to retirement by rotation shall retire from office. Augustus Ralph Marshall and Dato' Mohamed Khadar Bin Merican, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.
   In accordance with Article 78 of the Articles, the Board may appoint a person to fill a vacancy or as an addition to the Board and any Director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. Chin Kwai Yoong, being a Director who was appointed during the year, shall retire pursuant to Article 78 and being eligible, offers himself for re-appointment pursuant to Article 85 of the Articles.
4. **Re-appointment of Auditors (Resolution 6)**
   At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent Auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

EXPLANATORY NOTE ON SPECIAL BUSINESS

5. **Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company (Resolution 7)**
   Ordinary Resolution 7, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of the contract of service between the Company and Augustus Ralph Marshall dated 31 May 2006 ("Renewed Contract of Service"), to offer and grant options to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority commences from 2 September 2006, the commencement date of the Renewed Contract of Service, and expires on 1 September 2009, the expiration date of the Renewed Contract of Service. Augustus Ralph Marshall is interested in the proposed Resolution and has abstained from all deliberations and voting at the Board meetings on the proposed Resolution, and will abstain from any future deliberations and voting at the Board meetings to offer and grant options to him. He has also undertaken to abstain from voting in respect of his direct shareholdings in the Company at the AGM. In addition, he has undertaken to ensure that persons connected to him will abstain from voting on the proposed Resolution at the AGM.

General Announcement
Reference No **AA-060622-49007**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/06/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Extraordinary General Meeting**

Contents :

We are pleased to announce that an **Extraordinary General Meeting of ASTRO** will be held on **Tuesday, 18 July 2006 at 11.30 a.m. or immediately upon the conclusion or adjournment (as the case may be) of the Third Annual General Meeting of ASTRO, which has been scheduled to be held at the same venue and on the same date at 10.00 a.m., whichever is later,** for the purpose of considering and if thought fit, passing the resolutions as set out in the attached Notice of Extraordinary General Meeting, at the following venue:

Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia



Notice of EGM (English).pdf

This announcement is dated 22 June 2006.


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Tuesday, 18 July 2006 at 11.30 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the Third Annual General Meeting of the Company, which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., or any adjournment thereof, or any poll taken on any resolution proposed thereat (whichever shall be later) for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Valuelabs and Valuelabs Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Valuelabs and Valuelabs Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with the affiliates of Khazanah Nasional Berhad including but not limited to Malaysian Airline System Berhad, VADS Berhad, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd, Datapos (M) Sdn Bhd and Celcom (Malaysia) Berhad and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with the affiliates of Khazanah Nasional Berhad including but not limited to Malaysian Airline System Berhad, VADS Berhad, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd, Datapos (M) Sdn Bhd and Celcom (Malaysia) Berhad and/or its affiliates as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution"

ORDINARY RESOLUTION 7
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Ltd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Ltd)* as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Haldanes

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Haldanes as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

23 June 2006

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37408 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **26/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 28 June 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 37438 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/06/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 23,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 29 June 2006.**

LISTING'S CIRCULAR NO. L/Q : 37583 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **06/07/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 8,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 11 July 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37636 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **11/07/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 14 July 2006.**

General Announcement
Reference No **AA-060707-43853**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **11/07/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN") - Public Shareholding Spread as at 30 June 2006**

Contents :

In compliance with Paragraph 8.15(1) of the Listing Requirements pertaining to public shareholding spread, AAAN wishes to announce that as at 30 June 2006, the level of its public shareholding spread is as follows:

% of Public Shareholdings : 26.67%
Number of Public Shareholders holding not less than 100 shares: 13,439

This announcement is dated 11 July 2006.

General Announcement
Reference No **AA-060717-59086**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**17/07/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("the Company") - Confirmation of MEASAT-3 launch slot**

Contents :

The Company is pleased to announce that it has received written confirmation from MEASAT Satellite Systems Sdn Bhd that the MEASAT-3 satellite ("M3") has a launch slot of between 28 November 2006 and 26 January 2007.

Upon successful launch of M3, the ***Astro*** multichannel television service will be able to offer a significant number of new services for its customers in Malaysia and Brunei. The ***Astro*** service currently utilises satellite transponder capacity on MEASAT-1 ("M1"). The M3 satellite, which is built by spacecraft manufacturer, Boeing Satellite Systems International, Inc. will be co-located in the same orbital slot as M1.

This announcement is dated 17 July 2006.

General Announcement
Reference No **AA-060718-54454**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**18/07/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Results of Third Annual General Meeting and Extraordinary General Meeting**

Contents :

The Board of Directors of ASTRO is pleased to advise that all the resolutions as set out in the Notice of Third Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM"), both dated 23 June 2006, were duly passed by the Company's shareholders at the Third AGM and EGM, which were held earlier today.

This announcement is dated 18 July 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37757 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/07/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 110,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 24 July 2006.**

eneral Announcement
eference No **AA-060720-58465**

ompany Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
ate Announced	:	**20/07/2006**

ype	:	**Reply to query**
eply to Bursa Malaysia's Query Letter - eference ID	:	**NM-060719-39553**
ubject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Article entitled: "Astro to pump in RM500m for Indonesia JV"**

ontents :

We refer to the letter of 19 July 2006 from Bursa Malaysia Securities Berhad in relation to the article ublished in The Edge Daily and The Sun at page 29 and to the request to clarify the following quote: Astro to grow its earnings by 10% in the financial year ending Jan 31, 2007".

e wish to clarify that the above statement was made by our Group Chief Executive Officer, Mr. Ralph Marshall in the context of revenue growth. ASTRO expects revenue to grow by 10% in the current financial year on the back of increasing subscription revenue, and consistent with revenue growth, rowth in earnings can be expected.

This announcement is dated 20 July 2006.

uery Letter content :
We refer to the above news article appearing in The Edge Daily, the Sun, page 9, on Wednesday, 18 July 2006, a copy of which is enclosed for your reference. particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"...Astro to grow its earnings by 10% in the financial year ending Jan 31, 007."
accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for ublic release confirming or denying the above article and in particular the nderlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny e above sentence or any other part of the above reported article, you are equired to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to upport the same, including the relevant basis and assumptions in arriving at e above forecast. In this respect, you are required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the xternal auditors.
lease furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

AN YEW ENG
Sector Head, Issues & Listing
roup Regulations
YE/NMA copy to:- Securities Commission (via fax)

General Announcement
Reference No **AA-060721-62478**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**21/07/2006**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NM-060719-39553**
Subject	:	**Article entitled: "Astro to pump in RM500m for Indonesia JV"**

Contents :

We refer to our announcement of 20 July 2006 in relation to the above article. We wish to further clarify that the expectation of revenue growth should not be construed as a forecast and has not been and will not be reviewed by our external auditors."

This announcement is dated 21 July 2006.

Query Letter content :
We refer to the above news article appearing in The Edge Daily, the Sun, page 9, on Wednesday, 18 July 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"...Astro to grow its earnings by 10% in the financial year ending Jan 31, 2007."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant basis and assumptions in arriving at the above forecast. In this respect, you are required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

TAN YEW ENG
Sector Head, Issues & Listing
Group Regulations
TYE/NMA copy to:- Securities Commission (via fax)

General Announcement
Reference No **AA-060725-52275**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**25/07/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notifications pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received notifications pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from the following persons who are deemed as principal officers of the Company for the purpose of Chapter 14 of the Listing Requirements, of their dealings in the shares of the Company during open period, details of which are set out below:-

1. Disposal by Sze Yuet Sim of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at a price of RM4.70 per share on 20 July 2006. Her shareholding after the disposal is 0,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

2. Disposal by Liew Wei Yee Sharon of 500 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at a price of RM4.66 per share on 25 July 2006. Her shareholding after the disposal is ,100 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 25 July 2006.

General Announcement
Reference No **AA-060727-61253**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**27/07/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Recurrent Related Party Transactions pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities")**

Contents :

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Securities' Listing Requirements, the Board of Directors ("Board") of ASTRO wishes to announce the following recurrent related party transactions of a revenue or trading nature which are necessary for day-to-day operations entered into between ASTRO's wholly-owned subsidiary, MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and SRG Asia Pacific Sdn Bhd ("SRG"), a wholly-owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"), a related party ("Transaction") which, by way of aggregation, have exceeded the prescribed limit of RM1 million in respect of transactions entered into up to 30 June 2006.

2. Details of Contracting Parties

2.1 MBNS is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 12 May 1992. Its principal activity is providing Direct-to-Home satellite multi-channel subscription television services.

2.2 SRG is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 3 Ma 1996. Its principal activities are the provision of management, consultancy and marketing (including without limitation, telemarketing) services.

SRG is regarded as a related party of MBNS and ASTRO by virtue of being a person connected to major shareholders of ASTRO and of having a director who is a major shareholder of ASTRO.

3. Details of the Transaction

The Transaction involves the setting up and operation of a contact centre for the provision of services for calls and forms processing ("Services") by SRG for MBNS at the All Asia Broadcast Centre ("AABC").

For the period up to 30 June 2006, the aggregate value of the Services rendered amounted t RM1,488,650.89 based on the monthly management accounts of MBNS made up to 30 June 2006.

4. Nature of the Transaction

The Transaction is in the ordinary course of business of MBNS and has been entered into at arm's length basis, on normal commercial terms and on terms not more favourable to the related party than those generally available to public.

. Rationale

SRG possesses the necessary infrastructure, expertise and personnel to provide the Service to MBNS as well as having had the experience of handling all types of calls and subscription forms on behalf of MBNS at the AABC previously.

. Directors' and Major Shareholders' Interests

Details of the nature and extent of the interests of the Directors and major shareholders of ASTRO and persons connected to them as at 30 June 2006 are set out in Appendix I attached hereto.



RG27 Jul 2006.pdf

Save as disclosed in Appendix I and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Transaction.

The interested Directors have abstained from voting on the resolution in respect of the Transaction.

7. Effect on share capital, shareholding structure, earnings and consolidated net assets of ASTRO

The Transaction will not have any effect on the share capital or shareholding structure of ASTRO.

The Transaction does not have any material effect on the consolidated net assets for the financial year ended 31 January 2006 and is not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

. Statement by the Board of Directors

The Board of ASTRO (with the exception of Ralph Marshall, Tan Poh Ching and Dato' Mohamed Khadar bin Merican who are deemed interested in the Transaction and who have abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Transaction and is of the opinion that the Transaction is in the best interests of ASTRO Group.

. Approvals required

Based on the aggregate value of the Transaction up to 30 June 2006 as disclosed under paragraph 3 above, the Transaction does not require the approval of ASTRO's shareholders or approvals of any relevant regulatory body.

This announcement is dated 27 July 2006.

Details of the interested Directors of ASTRO and the nature of their relationships are as follows:-

	Directors	**Nature of Relationship**
1.	Augustus Ralph Marshall ("RM")	ASTRO (as at 30 June 2006) a) RM is a director of ASTRO, MBNS and several other subsidiaries of ASTRO. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO. b) RM has a direct equity interest over 1,000,000 ordinary shares of 10 pence each in ASTRO ("ASTRO Shares") representing 0.05% of the share capital in ASTRO held through a nominee. RM also holds 2,970,800 options over unissued shares in ASTRO pursuant to the 2003 Employee Share Option Scheme and 1,500,000 options over unissued shares in ASTRO pursuant to the 2003 Management Share Incentive Scheme. He does not have any equity interest in MBNS. UTSB (as at 30 June 2006) a) RM is a director of UTSB, a major shareholder of ASTRO and director of several other subsidiaries of UTSB. He is not a director of SRG. b) RM does not have any equity interest in UTSB or SRG.
2.	Tan Poh Ching ("TPC")	ASTRO (as at 30 June 2006) a) TPC is a Director of ASTRO and a subsidiary of ASTRO. b) TPC has a direct equity interest over 500,000 ASTRO Shares representing 0.03% of the share capital in ASTRO held through a nominee. He does not have any equity interest in MBNS. UTSB (as at 30 June 2006) a) TPC is a director of UTSB, a major shareholder of ASTRO. He is not a director of SRG. b) TPC does not have any equity interest in UTSB or SRG.
3.	Dato' Mohamed Khadar bin Merican ("MKM")	ASTRO (as at 30 June 2006) a) MKM is a Director of ASTRO. b) MKM has a direct equity interest over 250,000 ASTRO Shares representing 0.01% of the share capital in ASTRO. He does not have any equity interest in MBNS. c) MKM is a person connected to Mohamad Shahrin Bin Merican ("MSM"), a major shareholder of ASTRO and director of several subsidiaries of UTSB. UTSB (as at 30 June 2006) a) MKM is not a director of UTSB or SRG. He does not have any equity interest in UTSB or SRG.

Details of the interested major shareholders of ASTRO and the nature of their relationships are as follows:-

	Major Shareholders	**Nature of Relationship**
1.	• Usaha Tegas Sdn Bhd ("UTSB") • Pacific States Investment Limited ("PSIL") • Excorp Holdings N.V. ("Excorp") • PanOcean Management Limited ("PanOcean") • Ananda Krishnan Tatparanandam ("TAK")	<u>ASTRO (as at 30 June 2006)</u> a) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest over 479,619,973 ASTRO Shares representing 24.88% of the share capital in ASTRO. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest.. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust. b) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.49% of the share capital in ASTRO by virtue of the following: (i) PanOcean's deemed equity interest in the ASTRO Shares as described in item 1 (a) on Major Shareholders above. Although TAK is deemed to have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.81% of the share capital in ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.80% of the share capital in ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies. <u>UTSB (as at 30 June 2006)</u> a) TAK is a director of Excorp, PanOcean and UTSB. He is not a director of SRG. b) UTSB, PSIL, Excorp, PanOcean and TAK are major shareholders of SRG, with each having a deemed equity interest of 100% of the share capital in SRG. c) Although TAK is deemed to have an interest in SRG, he does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust.

<table>
<tr><th></th><th>Major Shareholders</th><th>Nature of Relationship</th></tr>
<tr><td>3.</td><td>• Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF")

• Mohamad Shahrin Bin Merican ("MSM")</td><td><u>ASTRO (as at 30 June 2006)</u>
a) AF and MSM are major shareholders of ASTRO with each having a deemed equity interest over 177,446,535 ASTRO Shares representing 9.20% of the share capital in ASTRO in which Harapan Terus Sdn Bhd ("HTSB") has an interest, by virtue of their respective interests over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

The HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects and as such, HTSB, AF and MSM do not have any economic interest in these ASTRO Shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of MBNS.

b) AF is a director of MBNS and several other subsidiaries of ASTRO.

c) MSM has a direct equity interest over 166,600 ASTRO Shares representing 0.01% of the share capital in ASTRO held personally. MSM is a person connected to MKM, a Director of ASTRO.

<u>UTSB (as at 30 June 2006)</u>
a) AF is a director of several subsidiaries of UTSB, a major shareholder of ASTRO.

b) MSM is a director of SRG and several other subsidiaries of UTSB, a major shareholder of ASTRO.

c) AF and MSM do not have any equity interest in UTSB or SRG.</td></tr>
</table>

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37912 OF 2006

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **28/07/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 1 August 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37962 OF 2006

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **31/07/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,200 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 3 August 2006.**

General Announcement
Reference No **AA-060802-40346**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **02/08/2006**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Acquisition of New Subsidiaries**

Contents :

The Board of Directors of ASTRO wishes to announce the acquisition of two wholly-owned subsidiaries ("Acquisitions") on 2 August 2006:-

1. Nusantara Radio Holdings Limited ("Nusantara Radio"), a private limited company incorporated in Hong Kong, with a paid-up share capital of HK$1.00 divided into 1 share of HK$1.00 by All Asia Radio Technologies Limited ("AART") for a cash consideration HK$1.00 only. The intended principal activity of Nusantara Radio is investment holding; and

2. ASTRO Entertainment Sdn Bhd ("ASTRO Entertainment"), a private limited company incorporated in Malaysia, with paid-up share capital of RM2.00 divided into 2 shares of RM1.00 each by ASTRO All Asia Entertainment Networks Limited ("AAAE") for a cash consideration of RM2.00 only. The intended principal activities of ASTRO Entertainment are the creation, aggregation and distribution of content.

Both AART and AAAE are wholly owned subsidiaries of ASTRO Overseas Limited, which is in turn a wholly owned subsidiary of ASTRO.

The Acquisitions do not have any material effect on the consolidated net assets for the financial year ended 31 January 2006 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisitions.

This announcement is dated 2 August 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38046 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/08/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,000 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 10 August 2006.**

istIng Circular

ISTING'S CIRCULAR NO. L/Q : 38131 OF 2006

ompany Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
ate Announced	: **11/08/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents :

Kindly be advised that the abovementioned Company's additional 11,300 new ordinary shares of 10 ence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 16 August 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38207 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/08/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,200 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 22 August 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38280 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **23/08/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 8,000 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 25 August 2006.**

eneral Announcement
eference No **AA-060822-48789**

ompany Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
ate Announced	:	**23/08/2006**

ype	:	**Announcement**
ubject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad of Intention to Deal in the Shares of the Company during Closed Period**

ontents :

/e wish to announce that the Company has on 22 August 2006 received a notification pursuant to Paragraph 14.0 f the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (who is deemed as a principa officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her intention to deal in the hares of the Company during closed period. Her current shareholdings are 40,000 ordinary shares of 10 pence eac epresenting <0.001% of the issued share capital of the Company.

he Company is currently in a closed period pending release of its financial results for the second quarter ended 3 ıly 2006.

his announcement is dated 23 August 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38380 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **29/08/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,900 new ordinary shares of 10 penc each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 1 September 2006.**

General Announcement
Reference No **AA-060830-67234**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**30/08/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 (c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period**

Contents :

Reference is made to the Company's announcement on 23 August 2006 in relation to a notice of intention to deal in the shares of the Company during Closed Period by Sze Yuet Sim.

We wish to announce that the Company has on 30 August 2006 received a notification of dealings in the shares of the Company during Closed Period from Sze Yuet Sim (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements), details of which are set out below:-

Disposal of 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.76 per share on 29 August 2006. Her shareholding after the disposal is 37,00 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 30 August 2006.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in our Company, please hand this Circular together with the Form of Proxy to the purchaser, transferee or agent through whom you sold or transferred your shares for their onward transmission to the purchaser or transferee.

The Notice of Extraordinary General Meeting ("EGM") and Form of Proxy are set out in this Circular. If you are entitled to attend and vote at the EGM, you are entitled to appoint a proxy or proxies to attend and vote for you. The Form of Proxy (if you are unable to attend) should be completed and deposited at the office of our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia on or before the date and time indicated below. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

 You should rely on your own evaluation to assess the risks of the Proposed Mandate (as defined in this Circular).


TM
ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

(COLLECTIVELY, THE "PROPOSED MANDATE")

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Prepared by

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

Last day and time for lodging of Form of Proxy	:	Sunday, 16 July 2006 at 11.30 a.m.
Date and time of EGM	:	Tuesday, 18 July 2006 at 11.30 a.m. or immediately upon the conclusion or adjournment (as the case may be) of the Third Annual General Meeting which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., whichever is later, or any adjournment thereof.
Venue of EGM	:	Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.

This Circular is dated 23 June 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

£, p	:	Sterling pound, pence
2003 ESOS	:	2003 Employee Share Option Scheme
2003 MSIS	:	2003 Management Share Incentive Scheme
AAAE	:	ASTRO All Asia Entertainment Networks Limited (998260), our subsidiary incorporated in Hong Kong
AAAN or Company	:	ASTRO ALL ASIA NETWORKS plc (4841085), a company incorporated in England and Wales, and registered as a foreign company in Malaysia (994178-M)
AAIT	:	All Asia Interactive Technologies (BVI) Ltd (653687), our subsidiary incorporated in the British Virgin Islands
Act	:	Malaysian Companies Act, 1965 and any amendments thereto
AF	:	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens, our Major Shareholder
AGM	:	Annual General Meeting
AMP	:	Airtime Management and Programming Sdn Bhd (403472-D), our subsidiary incorporated in Malaysia
ARM	:	Augustus Ralph Marshall, our Director
ASTRO Shaw	:	ASTRO Shaw Sdn Bhd (408829-U), our subsidiary incorporated in Malaysia
Audit Committee	:	Our audit committee, comprising Bernard Anthony Cragg, Dato' Khadar and CKY
AWT	:	Advanced Wireless Technologies Sdn Bhd (517551-U), a company incorporated in Malaysia
Board or Board of Directors	:	Our Board of Directors
Bonuskad	:	Bonuskad Loyalty Sdn Bhd (438200-T), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
Bursa Securities	:	Bursa Malaysia Securities Berhad (635998-W), a company incorporated in Malaysia
CEHL	:	Celestial Entertainment Holdings Limited (821881), our subsidiary incorporated in Hong Kong
Celcom	:	Celcom (Malaysia) Berhad (167469-A), a company incorporated in Malaysia
CKY	:	Chin Kwai Yoong, our Director
CIMB	:	Commerce International Merchant Bankers Berhad (18417-M), a company incorporated in Malaysia
Dato' Badri	:	Dato' Haji Badri bin Haji Masri, our Director and Major Shareholder
Dato' Khadar	:	Dato' Mohamed Khadar bin Merican, our Director
DB	:	David John Butorac, our Director
Director(s)	:	Our directors for the time being and shall have the same meaning as in Section 4 of the Act and for the purpose of the Proposed Mandate, includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a director or a chief executive officer of our Company, (or any other company which is our subsidiary or holding company), in accordance with the definition in Chapter 10 of the Listing Requirements
EAE	:	East Asia Entertainment (BVI) Ltd (160082), our subsidiary incorporated in the British Virgin Islands
EGM	:	Extraordinary General Meeting
Excorp	:	Excorp Holdings N.V. (76431), our Major Shareholder and a company incorporated in the Netherlands Antilles
Goal TV	:	Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Ltd)* (15681/2290), our subsidiary incorporated in Mauritius
HKD	:	Hong Kong Dollar
KNB	:	Khazanah Nasional Berhad (275505-K), our Major Shareholder and a company incorporated in Malaysia
KNB Group	:	Bodies corporate where KNB has effective equity interests of 5% or more
Listing Requirements	:	Listing Requirements of Bursa Securities
Maestra	:	Maestra Broadcast Sdn Bhd (340960-P), our subsidiary incorporated in Malaysia

Major Shareholder	:	A person who has an interest or interests in one or more voting shares in our Company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in our Company and includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of our Company (or any company which is our subsidiary or holding company), in accordance with the definition in Chapter 10 of the Listing Requirements. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act
Malaysian Mobile	:	Malaysian Mobile Services Sdn Bhd (73315-V), a company incorporated in Malaysia
MAS	:	Malaysian Airline System Berhad (10601-W), a company incorporated in Malaysia
Maxis	:	Maxis Communications Berhad (158400-V), a company incorporated in Malaysia
Maxis Broadband	:	Maxis Broadband Sdn Bhd (234053-D), a company incorporated in Malaysia
Maxis Group	:	Bodies corporate where Maxis has effective interests of 5% or more
Maxis Mobile	:	Maxis Mobile Sdn Bhd (229892-M), a company incorporated in Malaysia
MBNS	:	MEASAT Broadcast Network Systems Sdn Bhd (240064-A), our subsidiary incorporated in Malaysia
MEASAT Publications	:	MEASAT Publications Sdn Bhd (379611-V), our subsidiary incorporated in Malaysia
MIT	:	Multimedia Interactive Technologies Sdn Bhd (488331-D), our subsidiary incorporated in Malaysia
MRC	:	MEASAT Radio Communications Sdn Bhd (240145-A), our subsidiary incorporated in Malaysia
MSM	:	Mohamad Shahrin bin Merican, our Major Shareholder
MSS	:	MEASAT Satellite Systems Sdn Bhd (247846-X), a Person Connected to our Major Shareholder and a company incorporated in Malaysia
PanOcean	:	PanOcean Management Limited (70421), our Major Shareholder and a company incorporated in Jersey, Channel Islands
Persons Connected	:	This shall have the same meaning as in Paragraph 1.01, Chapter 1 of the Listing Requirements
Plus Interactive	:	Plus Interactive Asia Limited (985457), our subsidiary incorporated in Hong Kong
PMP	:	Pan Malaysian Pools Sdn Bhd (171698-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
Proposed Mandate	:	Proposed Renewal of Mandate and Proposed New Mandate
Proposed New Mandate	:	Proposed shareholders' mandate to be obtained for additional RRPTs as listed under Appendix II of this Circular
Proposed Renewal of Mandate	:	Proposed renewal of existing shareholders' mandate for RRPTs, which was approved by our shareholders on 20 July 2005 at our EGM as listed under Appendix II of this Circular
PSIL	:	Pacific States Investment Limited (39120), our Major Shareholder and a company incorporated in Jersey, Channel Islands
RCPS	:	Redeemable convertible preference shares
RLSB	:	Radio Lebuhraya Sdn Bhd (290272-M), our subsidiary incorporated in Malaysia
RM	:	Ringgit Malaysia
RPS	:	Redeemable preference shares
Related Party(ies)	:	Our Directors, Major Shareholders and/or persons connected with such Directors or Major Shareholders who have an interest, direct or indirect, in the RRPTs as set out in Appendices II and III of this Circular
RPT	:	Transaction entered or proposed to be entered into by our Group which involves the interest, direct or indirect, of a Related Party
RR	:	Rohana binti Tan Sri Datuk Hj. Rozhan, our Director
RRPTs	:	Recurrent related party transactions of a revenue or trading nature which are necessary for day-to-day operations and entered or proposed to be entered into by any of our Group with our Related Parties in the ordinary course of business

Share(s)	:	Ordinary share(s) of 10p each in our Company
SMS	:	Short messaging service, a service whereby mobile telephone users may send and receive text messages
SRGAP	:	SRG Asia Pacific Sdn Bhd (385851-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
TAK	:	Ananda Krishnan Tatparanandam, our Major Shareholder
Tanjong plc	:	Tanjong Public Limited Company (210874), a company incorporated in England and Wales, registered as a foreign company in Malaysia (990903-V) and listed on the Main Board of Bursa Securities and the London Stock Exchange plc
Tanjong Group	:	Bodies corporate where Tanjong plc has effective equity interests of 5% or more
Tayangan Unggul	:	Tayangan Unggul Sdn Bhd (365949-V), our subsidiary incorporated in Malaysia
Telekom	:	Telekom Malaysia Berhad (128740-P), a company incorporated in Malaysia
TGV	:	TGV Cinemas Sdn Bhd (305598-W), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
THO	:	Tun Haji Mohammed Hanif bin Omar, our Major Shareholder
TPC	:	Tan Poh Ching, our Director
Tucson	:	Tucson N.V. (73037), our Major Shareholder and a company incorporated in the Netherlands Antilles
UK	:	The United Kingdom
UK Act	:	UK Companies Act, 1985
USD	:	United States Dollar
UT Group	:	Bodies corporate where UTSB has effective equity interests of 5% or more
UTES	:	Usaha Tegas Entertainment Systems Sdn Bhd (252755-X), our Major Shareholder and a company incorporated in Malaysia
UTHSB	:	UT Hospitality Services Sdn Bhd (664278-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
UTSB	:	Usaha Tegas Sdn Bhd (121062-M), our Major Shareholder and a company incorporated in Malaysia
UTSBM	:	UTSB Management Sdn Bhd (192357-M), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
VADS	:	VADS Berhad (208739-W), a company incorporated in Malaysia
Yes TV	:	Yes Television (Hong Kong) Limited (612085), a company incorporated in Hong Kong

All references to "our Company" and "AAAN" in this Circular are to ASTRO ALL ASIA NETWORKS plc, references to "our Group" are to our Company and our subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, or where the context otherwise requires, our Group. Unless the context otherwise requires, references to "Management" are to our Directors and key management personnel as at the date of this Circular, and statements as to our beliefs, expectations, estimates and opinions are those of our Management. Words denoting the singular shall, where applicable, include the plural and vice versa. Words denoting masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

CONTENTS


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in UK:
10 Upper Bank Street
London, E14 5JJ
The United Kingdom

23 June 2006

Board of Directors:
Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Deputy Chairman/Group Chief Executive Officer)
Tan Poh Ching (Non-Executive Director)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)
Chin Kwai Yoong (Independent Non-Executive Director)

To: Our Shareholders

Dear Sir/Madam

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

(COLLECTIVELY, THE "PROPOSED MANDATE")

---

1. INTRODUCTION

1.1 On 20 July 2005, we obtained a mandate from our shareholders in respect of, amongst others, the RRPTs contemplated in the Proposed Renewal of Mandate.

1.2 The mandate as set out in Section 1.1 above shall, in accordance with the Listing Requirements, lapse at the conclusion of our forthcoming AGM unless authority for its renewal is obtained from you at our forthcoming EGM.

1.3 On 10 May 2006, on our behalf, CIMB announced our intention to seek your approval for the Proposed Mandate at our forthcoming EGM.

1.4 Accordingly, we seek your approval for the Proposed Mandate.

1.5 The purpose of this Circular is to provide you with information on the Proposed Mandate and to seek your approval for the resolutions in connection with the Proposed Mandate to be tabled at our forthcoming EGM to be held at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Tuesday, 18 July 2006 or any adjournment thereof.

YOU ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED MANDATE TO BE TABLED AT OUR FORTHCOMING EGM. THE NOTICE OF THE EGM AND FORM OF PROXY ARE ENCLOSED IN THIS CIRCULAR.

2. BACKGROUND INFORMATION

2.1 Proposed Mandate and Conditions Attached

2.1.1 Paragraph 10.09 of the Listing Requirements states that with regard to related party transactions involving recurrent transactions of a revenue or trading nature which are necessary for its day-to-day operations, a listed issuer may seek its shareholders' mandate, subject to the following:

(a) the transactions are in the ordinary course of business and are on normal commercial terms and not more favorable to the related party than those generally available to the public and will not be detrimental to the minority shareholders;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate together with a breakdown of the aggregate value of the transactions during the financial year based on the type of transactions, names of related parties and their relationship where:

(i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(ii) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include the information set out in Part B of Appendix 10D and Appendix PN12/2001-A of Practice Note No. 12/2001 of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D and Appendix PN12/2001-A of Practice Note No. 12/2001 of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, an interested director, interested major shareholder or person connected with such director or major shareholder or where any of the transactions involve an interested person connected with a director or major shareholder, such director or major shareholder must not vote on the resolutions approving the transactions. An interested director or interested major shareholder must also ensure that persons connected with him shall abstain from voting on the resolutions approving the transactions concerned.

2.1.2 Where the listed issuer has procured shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements, the provisions of Paragraph 10.08 of the Listing Requirements shall not apply.

2.2 Duration of the Proposed Mandate

The Proposed Mandate is subject to annual renewal. In this respect, any authority conferred by the Proposed Mandate shall continue to be in force until:

(a) the conclusion of the next AGM of our Company following the forthcoming EGM at which the Proposed Mandate is obtained, at which time they will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM of our Company is required to be held pursuant to Section 366(3) of the UK Act; or

(c) revoked or varied by a resolution passed by our shareholders in a general meeting,

whichever is the earliest.

Thereafter, our shareholders' approval will be sought for the renewal of the Proposed Mandate at each subsequent AGM or at an EGM held in conjunction with the AGM, subject to a satisfactory review by our Audit Committee.

3. DETAILS OF THE PROPOSED MANDATE

3.1 Terms and Nature of RRPTs

The RRPTs, which are covered under the Proposed Mandate, will be conducted or entered into on normal commercial terms and at arm's length basis which are in the best interest of our Group, and on terms that are not more favourable to our Related Parties than those generally available to the public and will not be detrimental to our minority shareholders.

3.2 The companies within our Group to which the Proposed Mandate is applicable

Our principal activity is investment holding and provision of management services while our subsidiaries are involved, inter-alia, in investment holding and content creation, aggregation and distribution activities including the provision of Direct-to-Home subscription television, radio broadcasting services, library licensing, multi-media interactive services, magazine publishing, Malaysian film production and talent management.

Due to our diversity and size, we enter into various transactions with different classes of Related Parties as set out in Section 3.3 below, in the ordinary course of business, which are necessary for our day-to-day operations. The details of our subsidiaries involved in the RRPTs covered under the Proposed Mandate are set out in Appendix I.

3.3 The Related Parties to which the Proposed Mandate is applicable

The Proposed Mandate will apply to those Related Parties comprising our Directors, Major Shareholders and Persons Connected to them, who are more particularly described in Appendices II and III.

3.4 Categories of RRPTs

The Group may enter into RRPTs to purchase, hire, lease or receive and/or to supply or provide goods and services in the ordinary course of our business. The categories of RRPTs include, without limitation, the provision and/or receipt of research and consultancy services, personnel support, equipment for broadcasting and telecommunications, information technology and multimedia, and provision of broadcasting services, details of which are set out as follows:

(a) Purchase of Services

(i) project management, consultancy and construction services, and/or project development and consultancy services; and

(ii) management services, maintenance and support services and seconded human resources services, services for telecommunications, information technology and multimedia, broadcasting and call centre services.

(b) Supply of Goods and Services

(i) supply of consultancy and research and development services;

(ii) supply of broadcasting services and related services; and

(iii) supply of commercial magazines.

(c) Promotional and Marketing Activities

(i) promotional activities such as sponsorship;

(ii) marketing activities involving the rental of cinema hall; and

(iii) sale of airtime and online web revenue.

(d) Rental or Lease of Assets/Premises

(i) lease of transponders; and

(ii) rental of premises for meeting facilities and refreshments.

3.5 Nature of the RRPTs

An analysis of the RRPTs to be covered by the Proposed Mandate including the transacting parties, the nature of the RRPTs, the interested Related Parties and the nature of their relationships and the estimated value of the RRPTs are set out in Appendix II.

3.6 Basis of Estimated Value of RRPTs

The estimated transaction values (as set out in Appendix II) are based on prevailing or estimated prices, which are or will be formalised (if deemed necessary) in agreements entered or to be entered into by our Group with Related Parties based on normal or expected levels of transactions from the date of our forthcoming EGM to our next AGM in 2007. The actual value of transactions may, however, vary from the estimated values disclosed in Appendix II if there should occur any changes in our business, economic and competitive environment.

3.7 Review procedures for the RRPTs

We have established the following procedures, guidelines and internal controls to ensure that the RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to our Related Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of our minority shareholders.

(a) To support and supplement the internal control systems, we have and will continue to adopt the following additional review and approval procedures for RRPTs which are within the Proposed Mandate:

(i) Individual RRPTs that fall below RM50 million each in value will be reviewed and approved in accordance with our Limits of Authority;

(ii) Individual RRPTs exceeding RM50 million each in value will be reviewed and considered by our Audit Committee and thereafter, if our Audit Committee shall deem fit, be recommended to our Board of Directors for approval; and

(iii) A quarterly report on all RRPTs transacted in that quarter will be produced to our Audit Committee for its reference;

(b) Information on Related Parties and review procedures applicable to all RRPTs which involve the interest, direct or indirect, of such Related Parties have been disseminated to all companies within our Group and will continue to be disseminated from time to time;

(c) On-going awareness sessions with heads of departments to notify that all RRPTs entered into are subject to the Listing Requirements. All heads of departments in our Company are advised to report on all transactions with Related Parties;

(d) RRPTs will only be undertaken by our Group after we have ascertained that the transaction prices, rentals, terms and conditions, quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into RRPTs to ensure that their rights and interests are protected;

(e) All RRPTs to be entered into shall be on normal commercial terms and on terms that will be consistent with our Company's usual business practices and policies. This is further supported and strengthened via the Company's Code of Business Ethics that provides for business to be conducted in the best interest of our Company, without any conflict of interest arising at any time;

(f) In the event that a member of our Audit Committee or Board has an interest and/or deemed interest in any particular RRPT, he or she shall declare his or her interest in the RRPT and will refrain from any deliberation and also abstain from voting on the matter at our Audit Committee or Board meeting in respect of the RRPTs;

(g) A list will be maintained to record all transactions with Related Parties which are entered into pursuant to the Proposed Mandate. Proper records of individual RRPTs entered or to be entered into will also be maintained by all our relevant departments to ensure accurate disclosure thereof. The aggregate value of the RRPTs transacted in accordance with the given mandate shall be disclosed in the annual report of our Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements;

(h) All RRPTs entered into pursuant to the Proposed Mandate shall be reviewed under our annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and our review procedures in respect of such RRPTs have been complied with;

(i) Our Audit Committee shall review our internal audit reports on a quarterly basis to ascertain that our guidelines and procedures established to monitor RRPTs have been complied with;

(j) Should our Audit Committee during its review form an opinion that the RRPTs are not being conducted in accordance with our established terms and procedures and/or are not being conducted on an arm's length basis and on normal commercial terms, and are detrimental to the interests of our minority shareholders, it will advise our Board to convene a general meeting of shareholders to seek a fresh shareholders' mandate for the RRPTs;

(k) Periodic review of the relevant RRPTs and our existing procedures shall be carried out by our Audit Committee to ascertain that they have been complied with and in line with the Proposed Mandate; and

(l) If our Audit Committee is of the view that our abovementioned procedures are insufficient to ensure that RRPTs are undertaken on an arm's length basis and on normal commercial terms and on terms that are not more favourable to our Related Parties than those normally available to the public during their periodic review of our procedures, our Audit Committee has the discretion to request for additional procedures to be imposed on all RRPTs.

3.8 Statement by Audit Committee

Our Audit Committee periodically reviews our systems and procedures for compiling information on RRPTs mentioned in Appendix II and, if necessary, may request internal audit to review these systems and procedures. Our Audit Committee is of the view that our stipulated procedures and guidelines are sufficient to ensure that the RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to our Related Parties than those generally available to third parties dealing at arm's length and will not be detrimental to our Company's minority shareholders. All reviews by our Audit Committee will be reported to our Board of Directors for its further action.

The aggregate amount mandated by our shareholders from the date of our EGM in 2005 to our forthcoming AGM in 2006 was RM385 million. The existing mandate has not been fully utilised and the amount incurred as at 30 April 2006 was RM43 million.

The under-utilisation was primarily due to a deferment of agreements or transactions arising from the delay in the launch of the MEASAT-3 satellite and an extension of the completion of the Group's joint venture for pay television services in Indonesia totalling RM272 million. In addition, certain transactions were concluded with unrelated parties instead of the entities for which mandate was originally sought while others did not materialise as anticipated due to changes in our business and operating requirements.

3.9 Disclosure of RRPTs

If the Proposed Mandate is approved, appropriate disclosure will be made in the annual report of our Company of the aggregate value of RRPTs conducted pursuant to the Proposed Mandate during the financial year with a breakdown of the aggregate value of the RRPTs based on the type of transactions, the names of Related Parties involved and their relationships with our Group, where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower.

Disclosure will be made in our annual report for each of the subsequent financial years during which the Proposed Mandate remains in force.

4. RATIONALE FOR THE PROPOSED MANDATE AND BENEFITS TO OUR GROUP

4.1 Rationale for the Proposed Mandate

The Proposed Mandate will enable our Group to enter into RRPTs (which are comprised in the Proposed Mandate) necessary for our day-to-day operations on a more efficient and timely basis and eliminate the need to make frequent announcements to Bursa Securities or convene separate general meetings to seek our shareholders' approvals, as and when the aforesaid RRPTs arise. The Proposed Mandate will therefore, enable our Group to save administrative time and expenses which could be better utilised towards pursuing our corporate objectives.

4.2 Benefits to Our Group

The RRPTs comprised in the Proposed Mandate are of a revenue or trading nature and form part of our Group's operations in the ordinary course of our business. These transactions are likely to occur with some degree of frequency and arise at any time and from time to time and are made on an arm's length basis, on normal commercial terms and on terms which will be no more favourable to the Related Parties than those generally available to the public and which are not prejudicial to the interests of our shareholders. These transactions may also be constrained by the time-sensitive nature and confidentiality of such transactions, and it may be impractical to seek our shareholders' approval on a case to case basis before entering into such RRPTs.

These transactions allow our Group to be more competitive. Our Related Parties have the necessary expertise and resources to provide the products and services described in Appendix II which are needed for the operations of our Group and vice versa. As such, the RRPTs are beneficial to us in order that our operations are efficiently managed through the utilisation of our Related Parties' resources.

5. EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on our issued and paid-up share capital and our Major Shareholders' shareholdings. The Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and which form an integral part of our Group's day-to-day operations and hence, they contribute and are critical to our financial performance.

6. APPROVAL REQUIRED

The Proposed Mandate is subject to your approval being obtained at our forthcoming EGM.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Details on the direct and indirect shareholdings of our interested Directors, interested Major Shareholders and Persons Connected to them are set out in Appendix III.

Our interested Directors, as set out in Appendix IV, have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Mandate at our relevant board meetings. In addition, our interested Directors will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve transactions involving their interests and interests of Persons Connected to them.

Our interested Major Shareholders, as set out in Appendix IV, will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve transactions involving their interests and interests of Persons Connected to them.

Further, our interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM, in which they and Persons Connected to them have an interest.

8. DIRECTORS' RECOMMENDATION

Your Board (save for Dato' Badri, ARM, TPC, Dato' Khadar and CKY who are deemed interested in the respective RRPTs comprised in the Proposed Mandate as identified in Section 7 above and hence, express no opinion thereon) having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interest of our Company.

Accordingly, your Board (save for Dato' Badri, ARM, TPC, Dato' Khadar and CKY who are deemed interested in the respective RRPTs identified in Section 7 above) recommends that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate to be tabled at our forthcoming EGM.

9. EGM

Our EGM, the notice of which is enclosed in this Circular, will be held on Tuesday, 18 July 2006 at 11.30 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon the conclusion or adjournment (as the case may be) of the Third AGM of our Company which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., whichever is later, or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the Notice of our EGM herein to give effect to the Proposed Mandate.

If you are unable to attend and vote in person at our EGM, please complete the Form of Proxy enclosed in this Circular and forward it to our Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia so as to arrive not less than forty-eight (48) hours before the time fixed for holding our EGM or any adjournment thereof. The Form of Proxy should be completed strictly in accordance with our instructions contained therein. The lodging of the Form of Proxy will not preclude you from attending and voting in person at our EGM should you subsequently wish to do so.

10. FURTHER INFORMATION

You may refer to the attached appendices for additional information.

Yours faithfully
On behalf of the Board of Directors of
ASTRO ALL ASIA NETWORKS plc

Bernard Anthony Cragg
Independent Non-Executive Director

DETAILS OF OUR SUBSIDIARIES INVOLVED IN THE PROPOSED MANDATE

Details of our subsidiaries which are involved in the Proposed Mandate based on our records as at 14 June 2006 are set out below:

Subsidiaries	Date and country of incorporation	Issued and paid-up share capital	Par value	Effective equity interest held by our Company (%)	Principal Activities
Directly held by our Company					
MBNS	12.05.92; Malaysia	RM255,217,142 (ordinary shares) RM2,850,000 (RCPS) RM10,000 (RPS)	RM1.00 RM0.01 RM1.00	100	Direct-to-Home satellite broadcasting services
MIT	12.07.99; Malaysia	RM500,000	RM1.00	100	Development and licensing of multimedia and interactive applications
MEASAT Publications	13.03.96; Malaysia	RM50,000	RM1.00	100	Magazine publication and distribution
AMP	25.09.96; Malaysia	RM150,000 (ordinary shares) RM10,000 (RPS)	RM1.00 RM1.00	100	Management of commercial radio broadcasting stations, content and programme provider and provision of multimedia and advertising agency services
Maestra	18.04.95; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
MRC	13.05.92; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
RLSB	22.02.94; Malaysia	RM3,000,000	RM1.00	100	Establish, operate and maintain a radio broadcasting station
Indirectly held through ASTRO Shaw					
Tayangan Unggul	06.11.95; Malaysia	RM100,000	RM1.00	100	Film production, acquisition, commissioning and distribution
Indirectly held through AAAE					
Goal TV	04.12.95; Mauritius	USD8,333,335	USD1.00	51	Channel licensing and distribution
Indirectly held through AAIT					
Plus Interactive	25.07.05; Hong Kong	USD6,666,666	USD1.00	75	Aggregation and distribution of content over broadband, providing web portal outsourcing services and providing consultancy services
Indirectly held through EAE					
CEHL	15.11.02; Hong Kong	HKD2	HKD1.00	100	Investment holding

NATURE OF THE RRPTS

I) Proposed Renewal of Mandate

Shareholders' approval is sought for the Proposed Renewal of Mandate as detailed in the table below:

(a) UT Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
1.	MBNS	UTSBM	Provision of personnel support in the operation and management of AAAN Group's business by UTSBM	RM130,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 1 of this appendix
2.	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM	RM8,750,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 1 of this appendix
3.	AAAN	UTSBM	Arrangement for usage of UTSBM's management meeting rooms at Levels 37 and 40 of Menara Maxis as AAAN Group's radio backup studios	There is no fee/consideration for the RRPT between AAAN and UTSBM on the arrangement for AAAN's usage of UTSBM's management meeting rooms as radio backup studios. AAAN and UTSBM are considering a reciprocal arrangement for UTSBM to use AAAN's facilities in the event of a crisis.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 1 of this appendix
4.	Maestra and MRC	UTSBM	Provision of consultancy and support services to Maestra and MRC by UTSBM	RM8,800,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 1 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
5.	MBNS	SRGAP	Provision of call centre services and ad-hoc marketing campaigns to MBNS by SRGAP	RM17,530,250	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 2 of this appendix
6.	MBNS	Bonuskad	Participation in the BonusLink Loyalty Programme by MBNS	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 3 of this appendix
7.	MBNS	Bonuskad	Provision of loyalty programme vis-à-vis Astro/Bonuslink co-branded membership card to MBNS by Bonuskad	RM3,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 3 of this appendix

(b) Maxis Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
8.	MBNS	Maxis Mobile	Usage of Maxis' Menara Sunway Contact Centre as AAAN Group's backup call centre	Fixed fee for occupying designated workstation - RM 9,000 per annum Usage cost of RM2,368 per day each time MBNS uses the Maxis' Contact Centre	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 5 of this appendix
9.	MBNS	Malaysian Mobile	Provision of premium SMS services to Malaysian Mobile by MBNS	RM13,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
10.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of video streaming services to Malaysian Mobile and/or its affiliates by MBNS and/or its affiliates	RM4,840,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
11.	MBNS	Malaysian Mobile	Sponsorship of golf tournament organised by Malaysian Mobile/MBNS and vice-versa	RM75,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
12.	MBNS	Malaysian Mobile	Pooled monetary participation in the BonusLink Loyalty Programme by MBNS	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
13.	MBNS	Malaysian Mobile	Offer of free Astro decoder by MBNS to Maxis' subscribers who wish to sign up for the Astro service	There is no fee/consideration for the RRPT	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
14.	MIT	Malaysian Mobile and/or its affiliates	Provision of STK-WAP services to Malaysian Mobile and/or its affiliates by MIT	RM2,625,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
15.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of Premium SMS Services (Content) to Malaysian Mobile and/or its affiliates by MBNS and/or its affiliates	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
16.	MIT	Malaysian Mobile	Provision of electronic bill presentment and payment (EBPP) services to Malaysian Mobile by MIT	RM1,200,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM <u>Directors</u> Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
17.	AMP	Malaysian Mobile	Sale of sponsorships and online web branding to Malaysian Mobile by AMP	RM10,000,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM <u>Directors</u> Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
18.	MIT	Maxis Broadband and/or its affiliates	Provision of STK-WAP services to Maxis Broadband and/or its affiliates by MIT	RM5,296,200	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM <u>Directors</u> Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 7 of this appendix

(c) <u>Tanjong Group</u>

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
19.	MBNS	PMP	Production and live broadcast of horse race meets for PMP by MBNS	RM1,500,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK and AF <u>Directors</u> ARM, TPC, AF and DB	Please refer to Note 8 of this appendix
20.	MBNS	PMP	Offer of free Astro decoder by MBNS to PMP's Telelink account holders who wish to sign up for the Astro service	There is no fee/consideration for the RRPT	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK and AF <u>Directors</u> ARM, TPC, AF and DB	Please refer to Note 8 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
21.	MBNS	PMP	Purchase of airtime and sponsorship of prizes for winners on Astro's channels from MBNS by PMP	RM1,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 8 of this appendix
22.	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) to PMP by MIT	RM750,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 8 of this appendix
23.	MIT	PMP	Provision of maintenance and support services (Telelink Mobile System) to PMP by MIT	RM500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 8 of this appendix
24.	MIT	TGV	Provision of a pilot online ticket reservation services to TGV by MIT	RM74,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 9 of this appendix
25.	AMP	TGV	Sale of airtime and sponsorship programmes to TGV by AMP	RM300,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 9 of this appendix
26.	Tayangan Unggul	TGV	Rental of cinema hall from TGV by Tayangan Unggul	RM5,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 9 of this appendix
27.	Tayangan Unggul	TGV	Distribution of feature films to TGV cinemas located at Suria Kuala Lumpur City Centre by Tayangan Unggul	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 9 of this appendix

(d) Valuelabs

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
28.	MIT	Valuelabs and Valuelabs Sdn Bhd	Provision of consultancy services to MIT by Valuelabs and Valuelabs Sdn Bhd	RM4,200,000	Director Donakanti Arjun Rao ("Arjun")	Arjun who was a director of MIT for the past 12 months, is a partner of Valuelabs as well as a director and shareholder of Valuelabs Sdn Bhd. He does not have any equity interest in AAAN

(e) MSS

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
29.	MBNS and/or its affiliates	MSS	Proposed lease of MEASAT-2 satellite transponders to MBNS and/or its affiliates by MSS	RM693,750 (equivalent to USD187,500)	Major Shareholders TAK and THO Director ARM	Please refer to Note 10 of this appendix
30.	MBNS and/or its affiliates	MSS	Proposed lease of MEASAT-3 satellite transponders to MBNS and/or its affiliates by MSS	RM38,000,000	Major Shareholders TAK and THO Director ARM	Please refer to Note 10 of this appendix

(f) KNB Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
31.	MEASAT Publications	MAS	Arrangements for the supply of commercial magazines to MAS by MEASAT Publications	RM20,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
32.	MBNS	VADS	Provision of maintenance and support services for MBNS Interaction Centre System to MBNS by VADS	RM515,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 12 of this appendix
33.	AMP	Celcom	Provision of tower/cabin space and maintenance services to AMP by Celcom	RM900,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 13 of this appendix
34.	MBNS	Celcom	Provision of Premium SMS services to Celcom by MBNS	RM6,000,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 13 of this appendix
35.	MBNS and/or its affiliates	Celcom	Provision of video streaming services to Celcom by MBNS and/or its affiliates	RM2,000,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 13 of this appendix

(g) <u>Goal TV</u>

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
36.	MBNS	Goal TV	Provision of playout and transmission services for Goal TV channels to Goal TV by MBNS	RM2,590,000 (equivalent to USD700,000)	<u>Major Shareholders</u> AAME, UTES, UTSB, PSIL, Excorp, PanOcean, TAK, HTSB, AF, MSM, THO, Dato' Badri, EABNS, EABSH, Tucson and KNB <u>Directors</u> Dato' Badri, ARM, RR and DB	Please refer to Note 18 of this appendix

(h) Yes TV

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
37.	Plus Interactive	Yes TV	Provision of personnel support to Plus Interactive by Yes TV	RM5,550,000 (equivalent to USD1,500,000)	Major Shareholder of Plus Interactive Yes TV	Please refer to Note 19 of this appendix
38.	Goal TV	Yes TV	Provision of personnel support to Goal TV by Yes TV	RM2,738,000 (equivalent to USD740,000)	Major Shareholder of Goal TV Yes TV Directors Thomas Jonny Kressner ("TJK"), William Elkin Mocatta ("WEM") and John Paul McLellan ("JPL")	Please refer to Note 19 of this appendix

II) Proposed New Mandate

Shareholders' approval is sought for the Proposed New Mandate as detailed in the table below:

(a) UT Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
1.	AAAN and/or its subsidiaries	UTHSB	Provision of meeting facilities, food and beverage to AAAN and/or its subsidiaries by UTHSB	RM80,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and AF	Please refer to Note 4 of this appendix

(b) Maxis Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
2.	AMP	Malaysian Mobile	Provision of SMS, Wireless Application Protocol ("WAP"), Multimedia Messaging Service ("MMS") and other services to AMP by Malaysian Mobile	RM720,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
3.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of Bulk SMS Services to MBNS and/or its affiliates by Malaysian Mobile and/or its affiliates	RM750,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 6 of this appendix
4.	AAAN and/or its subsidiaries	Maxis Broadband	Provision of premium telephone services to AAAN and/or its subsidiaries by Maxis Broadband	RM5,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 7 of this appendix
5.	MBNS	Maxis Broadband	Provision of private leased circuit to MBNS by Maxis Broadband	RM5,876,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar and AF	Please refer to Note 7 of this appendix

(c) Tanjong Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
6.	MIT	PMP	Provision of Customer Relationship Management Gateway interface to PMP by MIT	RM1,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 8 of this appendix

(d) MSS

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
7.	MBNS	MSS	Lease of MEASAT-1 satellite transponders to MBNS by MSS	RM4,150,000	Major Shareholders TAK and THO Director ARM	Please refer to Note 10 of this appendix
8.	Goal TV	MSS	Provision of video contribution and transmission services for Goal TV channels to Goal TV by MSS	RM2,442,000 (equivalent to USD660,000)	Major Shareholders TAK and THO Director ARM	Please refer to Note 10 of this appendix

(e) KNB Group

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
9.	MBNS and/or its affiliates	Celcom	Provision of Bulk SMS Services to MBNS and/or its affiliates by Celcom	RM500,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 13 of this appendix
10.	RLSB	Celcom	Provision of space, infrastructure and maintenance services to RLSB by Celcom	RM500,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 13 of this appendix
11.	RLSB	Celcom	Rental of leased line facility from Celcom by RLSB	RM58,746	Major Shareholder KNB Director Dato' Badri	Please refer to Note 13 of this appendix
12.	AMP	Celcom and/or its affiliates	Provision of premium SMS services to Celcom and/or its affiliates by AMP	RM500,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 13 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
13.	AAAN and/or its subsidiaries	Telekom	Provision of premium telephone services to AAAN and/or its subsidiaries by Telekom	RM3,000,000	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 14 of this appendix
14.	MBNS	Telekom	Provision of intersite communication services to MBNS by Telekom	RM4,000,000	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 14 of this appendix
15.	MBNS	Telekom	Provision of private leased circuit to MBNS by Telekom	RM1,915,000	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 14 of this appendix
16.	MBNS	Telekom Sales & Services Sdn Bhd ("Telekom SS")	Provision of Bill payment collection services to MBNS by Telekom SS	RM1,238,000	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 15 of this appendix
17.	RLSB	Telekom	Provision of space, infrastructure and maintenance services to RLSB by Telekom	RM1,920,030	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 14 of this appendix
18.	AMP	Telekom	Provision of radio transmission facilities and associated services to AMP by Telekom	RM8,187,436	Major Shareholder KNB Directors Dato' Badri and CKY	Please refer to Note 14 of this appendix
19.	AMP	KNB Group	Sale of airtime and online web branding to KNB Group by AMP	RM5,300,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 16 of this appendix

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
20.	MEASAT Publications and/or its affiliates	Datapos (M) Sdn Bhd ("Datapos")	Provision of mailing services to MEASAT Publications and/or its affiliates by Datapos	RM1,600,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 17 of this appendix

(f) **Goal TV**

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
21.	MBNS	Goal TV	Provision of license rights for Goal TV channels to MBNS by Goal TV	RM9,250,000 (equivalent to USD2,500,000)	Major Shareholders AAME, UTES, UTSB, PSIL, Excorp, PanOcean, TAK, HTSB, AF, MSM, THO, Dato' Badri, EABNS, EABSH, Tucson and KNB Directors Dato' Badri, ARM, RR and DB	Please refer to Note 18 of this appendix

(g) **Haldanes**

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (18 July 2006) to the next AGM in July 2007	Interested Related Party	
					Name	Nature and extent of interest
22.	CEHL and/or its subsidiaries	Haldanes	Provision of legal advice/services and company secretarial services to CEHL and/or its subsidiaries by Haldanes	RM120,000 (equivalent to HKD240,000)	Director of Goal TV JPL	Please refer to Note 20 of this appendix
23.	Goal TV	Haldanes	Provision of legal services to Goal TV by Haldanes	RM156,000 (equivalent to HKD312,000)	Director of Goal TV JPL	Please refer to Note 20 of this appendix
24.	Plus Interactive	Haldanes	Provision of legal services to Plus Interactive by Haldanes	RM136,500 (equivalent to HKD273,000)	Director of Goal TV JPL	Please refer to Note 20 of this appendix

Total estimated value	RM207,990,912

Notes: **Rate of conversion USD1.00 = RM3.70; and HKD1.00 = RM0.50.*

(All information in relation to the equity interests as set out below are as at 14 June 2006)

(1) UTSBM

UTSBM is a wholly-owned subsidiary of UTSB. MBNS, Maestra and MRC are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.88% of the share capital in AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.70% of the share capital in AAAN and the direct equity interest of All Asia Media Equities Limited ("AAME") over 389,085,872 Shares representing 20.18% of the share capital in AAAN, are also major shareholders of UTSBM, with each having a deemed equity interest of 100% of the share capital in UTSBM. UTES and AAME are wholly-owned subsidiaries of UTSB.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.49% of the share capital in AAAN, is also a director of PanOcean, Excorp and UTSB. ARM and TPC who are directors of AAAN, are also directors of UTSB. ARM is also a director of MBNS and several other subsidiaries of AAAN. In addition, ARM is the Deputy Chairman and Group Chief Executive Officer of AAAN. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN respectively, held through nominees. ARM also holds 2,970,800 options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. In addition, ARM is also a director of UTSBM. ARM and TPC do not have any equity interest in UTSB or UTSBM.

AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.20% of the share capital in AAAN in which Harapan Terus Sdn Bhd ("HTSB") has an interest, by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd ("NBSB"), Nusantara Kembang Sdn Bhd ("NKSB"), Prisma Mutiara Sdn Bhd ("PMSB"), Nada Nusantara Sdn Bhd ("NNSB"), Cermat Delima Sdn Bhd ("CDSB") and Cermat Deras Sdn Bhd ("CDeras") respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, AF and MSM has any economic interest over these Shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS, Maestra and MRC.

AF, a director of MBNS and several other subsidiaries of AAAN is also a director of several subsidiaries of UTSB. AF does not have any equity interest in UTSB or UTSBM.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital in AAAN held personally. MSM is a director of several subsidiaries of UTSB. MSM does not have any equity interest in UTSB or UTSBM.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital in AAAN held personally. Dato' Khadar does not have any equity interest in UTSB or UTSBM.

(2) SRGAP

SRGAP is a wholly-owned subsidiary of UTSB. MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having interests in the transaction between SRGAP and MBNS. Please refer to Note 1 above for details of their respective interests in AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 100% in SRGAP.

ARM, TPC, Dato' Khadar and AF do not have any equity interest in UTSB or SRGAP.

MSM is a director of SRGAP and several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or SRGAP.

(3) <u>Bonuskad</u>

Bonuskad is 25% owned by UTSB. MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having interests in the transactions between Bonuskad and MBNS. Please refer to Note 1 above for details of their respective interests in AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 25% in Bonuskad.

ARM, TPC, Dato' Khadar and AF do not have any equity interest in UTSB or Bonuskad.

MSM is a director of several subsidiaries of UTSB. MSM does not have any equity interest in UTSB or Bonuskad.

(4) <u>UTHSB</u>

UTHSB is a wholly-owned subsidiary of UTSBM, which in turn is wholly-owned by UTSB.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having interests in the transaction between UTHSB and AAAN and/or its subsidiaries. Please refer to Note 1 above for details of their respective interests in AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 100% in UTHSB.

ARM, TPC, Dato' Khadar and AF do not have any equity interest in UTSB or UTHSB.

MSM is a director of UTHSB and several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or UTHSB.

(5) <u>Maxis Mobile</u>

Maxis Mobile is a wholly-owned subsidiary of Maxis. MBNS is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.88% of the share capital in AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 ordinary shares of RM0.10 each ("Maxis shares") representing 22.05% of the share capital in Maxis.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.49% of the share capital in AAAN, is a major shareholder of Maxis with a deemed equity interest over 1,177,305,974 Maxis shares representing 46.99% of the share capital in Maxis. TAK is also a director of PanOcean, Excorp and UTSB.

ARM and TPC who are directors of AAAN, are also directors of UTSB and Maxis. ARM is also a director of MBNS and several other subsidiaries of AAAN. In addition, ARM is the Deputy Chairman and Group Chief Executive Officer of AAAN. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN respectively, held through nominees. ARM also holds 2,970,800 options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.02% of the share capital in Maxis held through nominees.

THO, Dato' Badri, AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.20% of the share capital in AAAN in which HTSB has an interest, by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM has any economic interest over these Shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS, MIT and AMP.

THO, Dato' Badri, AF and MSM are also major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Maxis shares representing 13.16% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest, by virtue of their respective interests over 250,000 shares in Harapan Nusantara representing 25% of the issued and paid-up capital in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (collectively, "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM has any economic interest over these shares held by the Harapan Nusantara Subsidiaries. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, they are not deemed to have an interest in the shares of Maxis Mobile.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital in Maxis held through Dian Tiara Sdn Bhd ("DTSB"), by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 100,000 Maxis shares representing 0.004% of the share capital in Maxis held through a nominee.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his direct equity interest of 99% in RPSB. In addition, Dato' Badri who is the Chairman and Director of AAAN, is also a director of MBNS and several other subsidiaries of AAAN.

AF is a director of MBNS and several other subsidiaries of AAAN.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital in AAAN held personally. MSM also has a direct equity interest over 130,000 Maxis shares representing 0.005% of the share capital in Maxis held personally.

Dato' Khadar is a director of AAAN and person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital in AAAN held personally.

(6) Malaysian Mobile

Malaysian Mobile is a wholly-owned subsidiary of Maxis. MBNS, MIT and AMP are wholly-owned subsidiaries of AAAN.

Directors, ARM, TPC, Dato' Badri, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM are regarded as having interests in the transactions between Malaysian Mobile and each of MBNS, MIT and AMP. Please refer to Note 5 above for details of their respective interests in Maxis and AAAN. As THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, they are not deemed to have an interest in the shares of Malaysian Mobile.

ARM, TPC and Dato' Khadar do not have any equity interest in Malaysian Mobile.

(7) Maxis Broadband

Maxis Broadband is a wholly-owned subsidiary of Maxis. MBNS and MIT are wholly-owned subsidiaries of AAAN.

Directors, ARM, TPC, Dato' Badri, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM are regarded as having interests in the transactions between Maxis Broadband and each of MBNS and MIT. Please refer to Note 5 above for details of their respective interests in Maxis and AAAN. As THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, they are not deemed to have an interest in the shares of Maxis Broadband.

ARM, TPC and Dato' Khadar do not have any equity interest in Maxis Broadband.

(8) PMP

PMP is a wholly-owned subsidiary of Tanjong plc. MBNS and MIT are wholly-owned subsidiaries of AAAN.

UTSB, who is a Major Shareholder with a deemed equity interest over 479,619,973 Shares representing 24.88% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a direct equity interest over 71,000,000 shares of 7.5 pence each ("Tanjong shares") representing 17.61% of the share capital in Tanjong plc and an indirect equity interest over 53,688,000 Tanjong shares representing 13.31% of the share capital in Tanjong plc via its wholly-owned subsidiary, Usaha Tegas Resources Sdn Bhd.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.88% of the share capital in AAAN, are also major shareholders of Tanjong plc with each having a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.99% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.49% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc. Although he is deemed to have an interest, he does not have any economic or beneficial interest in the Tanjong shares. TAK is also a director of PanOcean, Excorp and UTSB.

ARM and TPC who are directors of AAAN, are also directors of UTSB. ARM is also a director of MBNS and several other subsidiaries of AAAN. In addition, ARM is the Deputy Chairman and Group Chief Executive Officer of AAAN. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN respectively, held through nominees. ARM also holds 2,970,800 options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

ARM and TPC are Executive Director and Non-Executive Director of Tanjong plc respectively. ARM is also a director of PMP. ARM and TPC each has a direct and indirect equity interests over 520,000 Tanjong shares representing 0.13% in Tanjong plc respectively.

AF is a Director of MBNS and several other subsidiaries of AAAN. He is a Major Shareholder with a deemed equity interest over 177,446,535 Shares representing 9.20% of the share capital in AAAN. Please refer to Note 1 above for details of his interests in AAAN. As AF does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS and MIT. AF also has a deemed equity interest over 8,596,000 Tanjong shares representing 2.13% of the share capital in Tanjong plc held via Macroniaga Sdn Bhd ("MSB"), arising from his deemed equity interest of 99.99% in MSB via Nilai Rezeki (M) Sdn Bhd, the holding company of MSB.

DB who is a director of MBNS, MIT and several other subsidiaries of AAAN, has a direct equity interest over 180,000 Shares representing 0.01% of the share capital in AAAN. In addition, DB is the Group Chief Operating Officer of AAAN. He holds 450,000 options over unissued shares in AAAN pursuant to the 2003 ESOS and 750,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. DB has a direct equity interest over 22,000 Tanjong shares representing 0.005% of the share capital in Tanjong plc.

(9) <u>TGV</u>

TGV is a joint venture company in which Tanjong plc has an equity interest of 50% via Tanjong Entertainment Sdn Bhd, its wholly-owned subsidiary. MIT, AMP and Tayangan Unggul are wholly-owned subsidiaries of AAAN.

Directors, ARM, TPC, AF and DB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF are regarded as having interests in the transactions between TGV and each of MIT, AMP and Tayangan Unggul. Please refer to Note 8 above for details of their respective interests in Tanjong plc and AAAN.

ARM, TPC, AF and DB do not have any equity interest in TGV.

(10) <u>MSS</u>

MSS is a wholly-owned subsidiary of MEASAT Global Berhad ("MGB"). MBNS and Goal TV are wholly-owned and 51% owned subsidiaries of AAAN respectively.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.49% of the share capital in AAAN, is also a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital in MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.99% direct equity interest.

ARM who is a director of AAAN, MBNS and several other subsidiaries of AAAN, is also a director of MGB and MSS. He was a director of Goal TV within twelve (12) months preceding the date on which the terms of transaction were agreed upon. In addition, ARM is the Deputy Chairman and Group Chief Executive Officer of AAAN. ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the share capital in AAAN held through a nominee. ARM also holds 2,970,800 options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. ARM does not have any equity interest in MGB or MSS.

THO, a Major Shareholder has a deemed equity interest over 177,446,535 Shares representing 9.20% of the share capital in AAAN. Please refer to Note 5 above for details of his interests in AAAN. As THO does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS and Goal TV.

THO is also a director of MSS and he does not have any equity interest in MGB or MSS.

(11) MAS

MAS is a 69.34% owned subsidiary of Penerbangan Malaysia Berhad ("PMB"), which in turn is wholly-owned by KNB. MEASAT Publications is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital in AAAN. KNB is also a major shareholder of MAS via its 100% equity interest in PMB.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

(12) VADS

VADS is a 68.00% owned subsidiary of Telekom, which in turn is 40.14% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. KNB is also a major shareholder of VADS via its 40.14% equity interest in Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder of AAAN. Please refer to Note 5 above for his interests in AAAN.

(13) Celcom

Celcom is a wholly-owned subsidiary of Telekom via Telekom Enterprise Sdn Bhd, a wholly-owned subsidiary of Telekom. AMP and MBNS are wholly-owned subsidiaries of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. KNB is also a major shareholder of Celcom via its 40.14% equity interest in Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

(14) Telekom

Telekom is 40.14% owned by KNB. MBNS and RLSB are wholly-owned subsidiaries of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. KNB is also a major shareholder of Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

CKY is a director of AAAN and he has a direct equity interest over 10,000 shares of RM1 each ("Telekom shares") representing 0.0003% of the share capital in Telekom and an indirect equity interest over 2,500 Telekom shares representing 0.00007% of the share capital in Telekom. He does not have any equity interest in AAAN.

(15) Telekom SS

Telekom SS is a wholly-owned subsidiary of Telekom, which in turn is 40.14% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest in 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. KNB is also a major shareholder of Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

CKY is a director of AAAN and he has a direct equity interest over 10,000 Telekom shares representing 0.0003% of the share capital in Telekom and an indirect equity interest over 2,500 Telekom shares representing 0.00007% of the share capital in Telekom. He does not have any equity interest in AAAN.

(16) KNB Group

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. AMP is a wholly-owned subsidiary of AAAN.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

(17) Datapos

Datapos is a wholly-owned subsidiary of Pos Malaysia Berhad, which in turn is wholly-owned by Pos Malaysia & Services Holdings Berhad. MEASAT Publications is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.47% of the share capital of AAAN. KNB is also a major shareholder of Datapos via its 17.23% equity interest in Pos Malaysia & Services Holdings Berhad.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a Major Shareholder. Please refer to Note 5 above for his interests in AAAN.

(18) Goal TV

Goal TV is a 51% owned subsidiary of AAAN. MBNS is a wholly-owned subsidiary of AAAN.

Major Shareholders, AAME, UTES, UTSB, PSIL, Excorp, PanOcean, TAK, HTSB, AF, MSM, THO and Dato' Badri are regarded as having interest in the transactions between Goal TV and MBNS. Please refer to Notes 1 and 5 above for their respective interests in AAAN.

East Asia Broadcast Systems Holdings N.V. ("EABSH") and Tucson are Major Shareholders with each having a deemed equity interest over 162,016,400 Shares representing 8.40% of the share capital in AAAN held by East Asia Broadcast Network Systems N. V. ("EABNS").

EABSH is 100% owned by Tucson. EABSH has a 100% direct controlling interest in EABNS.

Directors, Dato' Badri and ARM are directors of MBNS and several other subsidiaries of AAAN. They were also directors of Goal TV within twelve (12) months preceding the date on which the terms of transaction were agreed upon. In addition, Dato' Badri is a Major Shareholder and Chairman of AAAN. ARM is the Deputy Chairman and Group Chief Executive Officer of AAAN. Please refer to Notes 1 and 5 above for details of their respective interests in AAAN.

RR who is a director of Goal TV, is also a director of MBNS and several other subsidiaries of AAAN. In addition, RR is the Chief Financial Officer of AAAN and Chief Executive Officer of MBNS. RR has a direct equity interest over 450,000 Shares representing 0.02% of the share capital in AAAN held through a nominee. RR also holds 731,250 options over unissued shares in AAAN pursuant to the 2003 ESOS and 562,500 options over unissued shares in AAAN pursuant to the 2003 MSIS.

DB who is a director of Goal TV, is also a director of MBNS and several other subsidiaries of AAAN. In addition, he is the Group Chief Operating Officer of AAAN. Please refer to Note 8 above for his interests in AAAN.

(19) <u>Yes TV</u>

Yes TV is a wholly-owned subsidiary of Yes Television plc ("Yes plc"). Goal TV and Plus Interactive are 51% and 75% owned subsidiaries of AAAN respectively. Yes TV holds the remaining 49% of the share capital in Goal TV and 25% of the share capital in Plus Interactive.

TJK and WEM are directors of Yes TV, Plus Interactive and Goal TV. JPL who is a director of Yes TV, was also a director of Goal TV within twelve (12) months preceding the date on which the terms of the transaction were agreed upon. TJK is a major shareholder of Yes plc with a deemed equity interest of 23.4% of the share capital in Yes plc. He does not have any equity interest in AAAN. WEM does not have any equity interest in Yes TV, Goal TV, Plus Interactive or AAAN. JPL has an indirect equity interest over 8,929 shares in Yes plc and as he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Yes plc, he is not deemed to have an interest in the shares of Yes TV and Goal TV. In addition, he does not have any equity interest in AAAN.

(20) <u>Haldanes</u>

JPL who was a director of Goal TV within twelve (12) months preceding the date on which the terms of the transaction were agreed upon, is also a partner in Haldanes. JPL is also a director of Yes TV, a Major Shareholder of Goal TV and Plus Interactive and has an indirect equity interest over 8,929 shares in Yes plc. As he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Yes plc, he is not deemed to have an interest in the shares of Yes TV, Goal TV and Plus Interactive. JPL does not have any equity interest in AAAN or CEHL and/or its subsidiaries.

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DETAILS OF THE SHAREHOLDINGS OF THE DIRECTORS AND MAJOR SHAREHOLDERS IN OUR COMPANY AND PERSONS CONNECTED TO THEM WHO ARE INTERESTED IN THE PROPOSED MANDATE

(a) Information on the interested Directors

The Directors of our Group who are interested in the Proposed Mandate and their respective shareholdings in our Company as at 14 June 2006 are set out below:

Interested Directors	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
Dato' Badri	(1) and (2)	-	-	177,946,535	9.23
ARM	(3)	1,000,000	0.05	-	-
TPC	(4)	500,000	0.03	-	-
Dato' Khadar	-	250,000	0.01	-	-
CKY	-	-	-	-	-
AF	(1)	-	-	177,446,535	9.20
DB	(5)	180,000	0.01	-	-
RR	(6)	450,000	0.02	-	-
TJK	-	-	-	-	-
WEM	-	-	-	-	-
JPL	-	-	-	-	-
Arjun	-	-	-	-	-

Notes:

(1) *Deemed to have an interest over 177,446,535 Shares representing 9.20% of the share capital in AAAN in which HTSB has an interest, by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.*

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the above Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(2) *Deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by RPSB, by virtue of his direct equity interest of 99% in RPSB.*

(3) *Held through a nominee. ARM also holds 2,970,800 options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.*

(4) *Held through a nominee.*

(5) *DB holds 450,000 options over unissued shares in AAAN pursuant to the 2003 ESOS and 750,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.*

(6) *Held through a nominee. RR also holds 731,250 options over unissued shares in AAAN pursuant to the 2003 ESOS and 562,500 options over unissued shares in AAAN pursuant to the 2003 MSIS.*

(b) Information on the interested Major Shareholders

The Major Shareholders who are deemed interested in the Proposed Mandate and their respective shareholdings in our Company as at 14 June 2006 are set out below:

Interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
AAME	(1)	389,085,872	20.18	-	-
UTES	(2)	90,534,101	4.70	389,085,872	20.18
UTSB	(3)	-	-	479,619,973	24.88
PSIL	(4)	-	-	479,619,973	24.88
Excorp	(5)	-	-	479,619,973	24.88
PanOcean	(5)	-	-	479,619,973	24.88
TAK	(6)	-	-	819,082,908	42.49
Dato' Badri	(8) and (9)	-	-	177,946,535	9.23
AF	(8)	-	-	177,446,535	9.20

Interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
MSM	(8)	166,600	0.01	177,446,535	9.20
THO	(8)	-	-	177,446,535	9.20
KNB	-	413,829,018	21.47	-	-
HTSB	(7)	-	-	177,446,535	9.20
EABNS	(1)	162,016,400	8.40	-	-
EABSH	(10)	-	-	162,016,400	8.40
Tucson	(11)	-	-	162,016,400	8.40
Yes plc	(12)	-	-	-	-

Notes:

(1) Held through a nominee.

(2) UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.70% of the share capital in AAAN.

(3) UTSB is deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES. Please see Note (2) above.

(4) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. Please see Note (3) above.

(5) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of £1.00 each, are held by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (4) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn, held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

(6) TAK is deemed to have an interest over 819,082,908 Shares representing 42.49% of the share capital in AAAN, by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (5) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (5) above;

(ii) The interests of EABNS, Pacific Broadcast Systems N. V. ("PBS"), Home View Limited N. V. ("HVL") and Southpac Investments Limited N. V. ("SIL") which collectively hold 324,032,818 Shares representing 16.81% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL, by virtue of his 100% control of the shares in their respective ultimate holding companies viz Tucson, Orient Systems Limited N. V., Home View Holdings N. V. and Southpac Holdings N. V.; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB, by virtue of his 100% control of the shares in their respective ultimate holding companies via All Asia Radio Broadcast N. V., Global Radio Systems N. V., Maestra International Broadcast N. V., Maestra Global Radio N. V. and Global Broadcast Systems N. V. respectively.

(7) HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.20% of the share capital in AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(8) Please see Appendix III Section (a) Note (1).

(9) Please see Appendix III Section (a) Note (2).

(10) EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.

(11) Tucson is deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note 10 above. The shares of Tucson are bearer shares.

(12) Yes TV holds 49% and 25% of the share capital in Goal TV and Plus Interactive respectively.

(c) Information on Persons Connected to the interested Directors

The Persons Connected to the interested Directors of our Group and their respective shareholdings in our Company as at 14 June 2006 are set out below:

Persons Connected to the interested Directors	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
RPSB	(9)	500,000	0.03	-	-
HTSB	(1) and (10)	-	-	177,446,535	9.20
MNSB	(10)	6,172,051	0.32	-	-
NNSB	(2) and (10)	-	-	6,172,051	0.32
GNSB	(10)	3,600,365	0.19	-	-
CDSB	(3) and (10)	-	-	3,600,365	0.19
SNSB	(10)	5,657,721	0.29	-	-
CDeras	(4) and (10)	-	-	5,657,721	0.29
BNSB	(10)	54,005,466	2.80	-	-
NBSB	(5) and (10)	-	-	54,005,466	2.80
NCSB	(10)	54,005,466	2.80	-	-
NKSB	(6) and (10)	-	-	54,005,466	2.80
NDSB	(10)	54,005,466	2.80	-	-
PMSB	(7) and (10)	-	-	54,005,466	2.80
MSM	(8) and (11)	166,600	0.01	177,446,535	9.20

Notes:

(1) Please see Appendix III Section (b) Note (7).

(2) Deemed interested by virtue of its direct equity interest in MNSB.

(3) Deemed interested by virtue of its direct equity interest in GNSB.

(4) Deemed interested by virtue of its direct equity interest in SNSB.

(5) Deemed interested by virtue of its direct equity interest in BNSB.

(6) Deemed interested by virtue of its direct equity interest in NCSB.

(7) Deemed interested by virtue of its direct equity interest in NDSB.

(8) Please see Appendix III Section (a) Note (1).

(9) RPSB is a person connected to Dato' Badri, by virtue of his interest as set out in Appendix III Section (a) Note (2).

(10) The company is a person connected to Dato' Badri and AF, by virtue of their interests as set out in Appendix III Section (a) Note (1).

(11) MSM is a brother of Dato' Khadar and as such, he is a person connected to a Director.

(d) Information on Persons Connected to the interested Major Shareholders

The Persons Connected to the interested Major Shareholders and their respective shareholdings in our Company as at 14 June 2006 are set out below:

Persons Connected to the interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
MNSB	(18)	6,172,051	0.32	-	-
NNSB	(1) and (18)	-	-	6,172,051	0.32
GNSB	(18)	3,600,365	0.19	-	-
CDSB	(2) and (18)	-	-	3,600,365	0.19
SNSB	(18)	5,657,721	0.29	-	-
CDeras	(3) and (18)	-	-	5,657,721	0.29
BNSB	(18)	54,005,466	2.80	-	-
NBSB	(4) and (18)	-	-	54,005,466	2.80
NCSB	(18)	54,005,466	2.80	-	-
NKSB	(5) and (18)	-	-	54,005,466	2.80

Persons Connected to the interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
NDSB	(18)	54,005,466	2.80	-	-
PMSB	(6) and (18)	-	-	54,005,466	2.80
UCSB	(19)	5,143,373	0.27	-	-
All Asia Radio Broadcast N.V.	(7) and (19)	-	-	5,143,373	0.27
MUSB	(19)	2,571,686	0.13	-	-
Global Radio Systems N.V.	(8) and (19)	-	-	2,571,686	0.13
MSSB	(19)	2,571,686	0.13	-	-
Maestra International Broadcast N.V.	(9) and (19)	-	-	2,571,686	0.13
PGSB	(19)	2,571,686	0.13	-	-
Maestra Global Radio N.V.	(10) and (19)	-	-	2,571,686	0.13
UMSB	(19)	2,571,686	0.13	-	-
Global Broadcast Systems N.V.	(11) and (19)	-	-	2,571,686	0.13
PBS	(19)	54,005,486	2.80	-	-
Pacific Broadcast Holdings N.V.	(12) and (19)	-	-	54,005,486	2.80
Orient Systems Limited N.V.	(13) and (19)	-	-	54,005,486	2.80
HVL	(19)	54,005,466	2.80	-	-
Home View Systems N.V.	(14) and (19)	-	-	54,005,466	2.80
Home View Holdings N.V.	(15) and (19)	-	-	54,005,466	2.80
SIL	(19)	54,005,466	2.80	-	-
Southpac Systems N.V.	(16) and (19)	-	-	54,005,466	2.80
Southpac Holdings N.V.	(17) and (19)	-	-	54,005,466	2.80
RPSB	(20)	500,000	0.03	-	-
Dato' Khadar	(21)	250,000	0.01	-	-

Notes:

(1) Deemed interested by virtue of its direct equity interest in MNSB.

(2) Deemed interested by virtue of its direct equity interest in GNSB.

(3) Deemed interested by virtue of its direct equity interest in SNSB.

(4) Deemed interested by virtue of its direct equity interest in BNSB.

(5) Deemed interested by virtue of its direct equity interest in NCSB.

(6) Deemed interested by virtue of its direct equity interest in NDSB.

(7) Deemed interested by virtue of its direct equity interest in UCSB.

(8) Deemed interested by virtue of its direct equity interest in MUSB.

(9) Deemed interested by virtue of its direct equity interest in MSSB.

(10) Deemed interested by virtue of its direct equity interest in PGSB.

(11) Deemed interested by virtue of its direct equity interest in UMSB.

(12) Deemed interested by virtue of its direct equity interest in PBS.

(13) Deemed interested by virtue of its interest in Pacific Broadcast Holdings N.V., the immediate holding company of PBS.

(14) Deemed interested by virtue of its direct equity interest in HVL.

(15) Deemed interested by virtue of its interest in Home View Systems N.V., the immediate holding company of HVL.

(16) Deemed interested by virtue of its direct interest in SIL.

(17) Deemed interested by virtue of its interest in Southpac Systems N.V., the immediate holding company of SIL.

(18) The company is a person connected to Dato' Badri, THO, AF and MSM, by virtue of their interests as set out in Appendix III Section (a) Note (1).

(19) The company is a person connected to TAK, by virtue of his interest as set out in Appendix III Section (b) Note (6).

(20) RPSB is a person connected to Dato' Badri, by virtue of his interest as set out in Appendix III Section (a) Note (2).

(21) Dato' Khadar is a brother of MSM and as such, he is a person connected to a Major Shareholder.

ABSTENTION FROM VOTING

Each of our Director who is interested in any of the RRPTs has abstained and will continue to abstain from all Board deliberations and voting in relation to the Proposed Mandate concerning those RRPTs in which he is interested. Our interested Directors and interested Major Shareholders and Persons Connected to them, will abstain from voting in respect of their direct and/or indirect shareholdings on those ordinary resolutions relating to the Proposed Mandate, which relate to the RRPTs with those transacting parties which are set out against their respective names in the table below:

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected [#]
1.	UTSB Group (i) UTSBM (ii) SRGAP (iii) Bonuskad (iv) UTHSB	• ARM • TPC • Dato' Khadar • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • AF • MSM	• HTSB[a] & [b] • BNSB[a] & [b] • NCSB[a] & [b] • NDSB[a] & [b] • MNSB[a] & [b] • GNSB[a] & [b] • SNSB[a] & [b] • NBSB[a] & [b] • NKSB[a] & [b] • PMSB[a] & [b] • NNSB[a] & [b] • CDSB[a] & [b] • CDeras[a] & [b] • UTES[c] & [d] • AAME[c] & [d] • UCSB[c] • MUSB[c] • MSSB[c] • PGSB[c] • UMSB[c] • All Asia Radio Broadcast N.V. ("AARB") [c] • Global Radio Systems N.V. ("GRS") [c] • Maestra International Broadcast N.V. ("MIB") [c] • Maestra Global Radio N.V. ("MGR") [c] • Global Broadcast Systems N.V. ("GBS") [c] • EABNS[c] • EABSH[c] • Tucson[c] • PBS[c] • Pacific Broadcast Holdings N.V. ("PBH") [c] • Orient Systems Limited N.V. ("OSL") [c] • HVL[c] • Home View Systems N.V. ("HVS") [c] • Home View Holdings N.V. ("HVH") [c] • SIL[c] • Southpac Systems N.V. ("SS") [c] • Southpac Holdings N.V. ("SH") [c]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected [#]
2.	Maxis Group (i) Maxis Mobile (ii) Malaysian Mobile (iii) Maxis Broadband	• Dato' Badri • ARM • TPC • Dato' Khadar • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM • THO • AF • Dato' Badri	• HTSB[(a), (b), (c) & (f)] • BNSB[(a), (b), (c) & (f)] • NCSB[(a), (b), (c) & (f)] • NDSB[(a), (b), (c) & (f)] • MNSB[(a), (b), (c) & (f)] • GNSB[(a), (b), (c) & (f)] • SNSB[(a), (b), (c) & (f)] • NBSB[(a), (b), (c) & (f)] • NKSB[(a), (b), (c) & (f)] • PMSB[(a), (b), (c) & (f)] • NNSB[(a), (b), (c) & (f)] • CDSB[(a), (b), (c) & (f)] • CDeras[(a), (b), (c) & (f)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)] • RPSB[(f)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
3.	Tanjong Group (i) PMP (ii) TGV	• ARM • TPC • AF • DB	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• HTSB[(a)] • BNSB[(a)] • NCSB[(a)] • NDSB[(a)] • MNSB[(a)] • GNSB[(a)] • SNSB[(a)] • NBSB[(a)] • NKSB[(a)] • PMSB[(a)] • NNSB[(a)] • CDSB[(a)] • CDeras[(a)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)]
4.	Valuelabs and Valuelabs Sdn Bhd	Arjun	-	-

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
5.	MSS	• ARM	• TAK • THO	• HTSB[(e)] • BNSB[(e)] • NCSB[(e)] • NDSB[(e)] • MNSB[(e)] • GNSB[(e)] • SNSB[(e)] • NBSB[(e)] • NKSB[(e)] • PMSB[(e)] • NNSB[(e)] • CDSB[(e)] • CDeras[(e)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)] • UTES[(c)] • AAME[(c)] • UTSB[(c)] • PSIL[(c)] • Excorp[(c)] • PanOcean[(c)]
6.	KNB Group (i) MAS (ii) VADS (iii) Celcom and/or its affiliates (iv) Telekom (v) Telekom SS (vi) Datapos	• Dato' Badri • CKY (in respect of RRPTs with Telekom and Telekom SS only)	• KNB	• HTSB[(f)] • BNSB[(f)] • NCSB[(f)] • NDSB[(f)] • MNSB[(f)] • GNSB[(f)] • SNSB[(f)] • NBSB[(f)] • NKSB[(f)] • PMSB[(f)] • NNSB[(f)] • CDSB[(f)] • CDeras[(f)] • RPSB[(f)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
7.	Goal TV	• Dato' Badri • ARM • RR • DB	• AAME • UTES • UTSB • PSIL • Excorp • PanOcean • EABNS • EABSH • Tucson • TAK • HTSB • MSM • THO • AF • Dato' Badri • KNB	• BNSB[(a), (b), (e) & (f)] • NCSB[(a), (b), (e) & (f)] • NDSB[(a), (b), (e) & (f)] • MNSB[(a), (b), (e) & (f)] • GNSB[(a), (b), (e) & (f)] • SNSB[(a), (b), (e) & (f)] • NBSB[(a), (b), (e) & (f)] • NKSB[(a), (b), (e) & (f)] • PMSB[(a), (b), (e) & (f)] • NNSB[(a), (b), (e) & (f)] • CDSB[(a), (b), (e) & (f)] • CDeras[(a), (b), (e) & (f)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)] • RPSB[(f)]
8.	Yes TV	• TJK • WEM • JPL	• Yes plc	-
9.	Haldanes	• JPL	-	-

Notes:

(a) *A person connected to AF.*

(b) *A person connected to MSM.*

(c) *A person connected to TAK.*

(d) *A person connected to UTSB, PSIL, Excorp and PanOcean.*

(e) *A person connected to THO.*

(f) *A person connected to Dato' Badri.*

(g) *A person connected to Dato' Khadar.*

\# *The list may not be exhaustive. However as explained under Section 7 of the Circular, the interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from all deliberations and voting at the forthcoming EGM on the resolutions of the Proposed Mandate in which they have an interest.*

ADDITIONAL INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by our Directors who collectively and individually accept full responsibility for the accuracy of the information contained herein. Our Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there is no other fact, the omission of which would make any information herein misleading.

2. Written Consent

The written consent of CIMB to the inclusion in this Circular of its name in the form and context in which it so appears has been given before the issuance of this Circular and has not been subsequently withdrawn.

3. Material Litigation, Claims or Arbitration

Neither our Company nor any of our subsidiaries are involved in any litigation, claims or arbitration which are or may be material, and our Directors do not have any knowledge of any proceedings pending or threatened against our Company or any of our subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of our Group.

4. Material Contracts

Save as disclosed below, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by our Group during the two (2) years preceding the date of this Circular.

(a) Asia Company No. 1 Limited ("ACNL") together with its two wholly-owned subsidiaries, ASTRO Multimedia N.V. and ASTRO Multimedia Corporation N.V. (collectively, the "Astro Shareholders"), PT Ayunda Prima Mitra, PT Broadband Multimedia Tbk and PT Direct Vision ("PTDV") (collectively, the "Parties") agreed to participate in a joint venture arrangement to provide Direct-to-Home multi channel digital satellite pay television, radio and interactive multimedia services in Indonesia. The Parties executed a Subscription and Shareholders Agreement dated 11 March 2005 ("SSA") which upon the Closing Date (as defined in the SSA) would result in the Astro Shareholders holding a 51% equity interest and PT Ayunda Prima Mitra holding a 49% equity interest in PTDV.

The SSA was amended by an Amendment Agreement and a Second Amendment Agreement on 10 June 2005 and 15 July 2005 respectively, which inter alia, extended the Closing Date and Conditions Precedent Date (as defined in the SSA). On 13 September 2005, the Parties entered into a Novation Agreement with ASTRO Nusantara International B.V., ASTRO Nusantara Holdings B. V. (collectively, the "New Astro Shareholders") and ASTRO Overseas Limited ("AOL"), which replaced the Astro Shareholders and ACNL with the New Astro Shareholders and AOL respectively.

Further, on 14 October 2005, the SSA was amended by a Third Amendment Agreement, which extended the Closing Date and Conditions Precedent Date (as defined in the SSA).

In compliance with the new Broadcasting Law regulations issued by the Ministry of Communications and Information of Indonesia, the Parties have agreed to restructure the joint venture arrangement. Pending the aforementioned restructuring, the Parties executed a Fourth Amendment Agreement on 28 April 2006, to extend the Conditions Precedent Date and Closing Date (as defined in the SSA) to 14 July 2006 and 31 July 2006 respectively.

(b) A Shareholders' Agreement was entered into on 25 August 2004 between MBNS Multimedia Technologies Sdn Bhd ("MMT"), AWT and Maxis pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares representing 25% of the enlarged issued and paid-up share capital of AWT ("AWT Shareholders' Agreement").

(c) Pursuant to the AWT Shareholders' Agreement, MMT and AWT entered into a shareholder's loan agreement on 24 November 2005 ("Shareholder's Loan Agreement") wherein MMT agreed to contribute to the funding requirements of AWT in proportion to MMT's 25% shareholding in AWT. Under the Shareholder's Loan Agreement, a loan amounting to RM24,166,666 was granted to AWT for a term of 5 years for AWT to repay in part existing loans of RM97,499,998 granted by Maxis to AWT.

5. Documents Available for Inspection

Copies of the following documents are available for inspection at the Malaysian registered office of our Company at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia between 9.00 a.m. to 5.30 p.m. on Monday to Friday (except public holidays) from the date of this Circular up to and including the date of our EGM:

(a) Memorandum and Articles of Association of our Company;

(b) Audited consolidated financial statements of our Company for the past two (2) financial years ended 31 January 2005 and 2006;

(c) Letter of consent referred to in Section 2 of this Appendix;

(d) Material contracts referred to in Section 4 of this Appendix; and

(e) Latest unaudited consolidated results of our Company for the three (3) months financial period ended 30 April 2006.

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ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Tuesday, 18 July 2006 at 11.30 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the Third Annual General Meeting of the Company, which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., or any adjournment thereof, or any poll taken on any resolution proposed thereat (whichever shall be later) for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Valuelabs and Valuelabs Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Valuelabs and Valuelabs Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with the affiliates of Khazanah Nasional Berhad including but not limited to Malaysian Airline System Berhad, VADS Berhad, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd, Datapos (M) Sdn Bhd and Celcom (Malaysia) Berhad and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with the affiliates of Khazanah Nasional Berhad including but not limited to Malaysian Airline System Berhad, VADS Berhad, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd, Datapos (M) Sdn Bhd and Celcom (Malaysia) Berhad and/or its affiliates as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Ltd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Ltd)* as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Haldanes

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Haldanes as specified in Appendix II of the Company's Circular to Shareholders dated 23 June 2006, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

23 June 2006

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) *A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and is credited with ordinary shares of the Company.*

(b) *A proxy need not be a member of the Company.*

(c) *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.*

(d) *The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

[The rest of this page is left blank]


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

FORM OF PROXY

Number of shares held	

I/We, ______________________________ NRIC/Passport/Company No. __________
(FULL NAME OF MEMBER APPOINTING PROXY IN BLOCK LETTERS)

of ____
(FULL ADDRESS IN BLOCK LETTERS)

hereby appoint ______________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ____
(FULL ADDRESS IN BLOCK LETTERS)

and/or ______________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ____
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Tuesday, 18 July 2006 at 11.30 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the Third Annual General Meeting of the Company, which has been scheduled to be held at the same venue and on the same date at 10.00 a.m., whichever is later, or any adjournment thereof, or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "✓" in the space provided.

Resolution	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Ordinary Resolution 8		
Ordinary Resolution 9		

Dated this _____ day of __________ 2006.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

____
Signature of Member(s)

Notes:

1. *A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.*
2. *A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.*
3. *A proxy may vote on a show of hands and on a poll.*
4. *If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.*
5. *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.*
6. *To be valid, this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.*
7. *The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE SHARE REGISTRAR OF
ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi–Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

1st fold here

LETTER TO SHAREHOLDERS

Report for the half year ended 31 July 2006


ASTRO ALL ASIA NETWORKS plc

	2QFY06	3QFY06	4QFY06	1QFY07	**2QFY07**
CONSOLIDATED					
Revenue	499.4	507.5	532.4	523.0	**569.1**
Television	444.0	448.8	468.6	469.7	**505.8**
Radio	36.2	39.1	38.0	33.2	**37.4**
Library Licensing and Distribution	15.9	11.5	18.9	16.1	**17.2**
Others	3.3	8.1	6.9	4.0	**8.7**
EBITDA	72.0	83.0	105.8	151.0	**126.6**
Free Cash Flow	81.2	90.6	96.7	113.2	**49.4**
Profit After Tax	44.0	56.5	88.3	90.5	**73.0**
Net Cash	679.9	687.9	787.2	899.0	**957.1**
Total Assets	2,800.3	2,884.7	2,851.2	2,969.5	**3,049.8**
Total Equity	1,639.5	1,698.6	1,786.7	1,882.6	**1,885.6**
Earnings Per Share (sen)	2.29	2.94	4.59	4.70	**3.79**
Net Assets Per Share (RM)	0.85	0.88	0.93	0.98	**0.97**

RM'million unless stated otherwise

GROUP REVENUE & EBITDA (RM'million)


72.0
83.0
105.8
151.0
126.6
2QFY06
3QFY06
4QFY06
1QFY07
2QFY07
Revenue
EBITDA

I am pleased to report that we continue to deliver growth in profits and cash flows on increased revenue generation from our core TV and radio businesses, with the ***Astro*** pay-TV service crossing the 2-million total subscription mark for the first time during the period under review.

FINANCIAL OVERVIEW

For the six months to end-July 2006, consolidated revenues grew 12% to RM1,092.1 million, from RM972.6 million in the previous corresponding period, as Group performance benefited significantly from strong demand for its pay-TV and advertising services in a period filled with landmark sporting events such as the ***2006 FIFA World Cup™***.

Earnings before interest, tax, depreciation and amortisation (EBITDA) for the six month period increased sharply to RM277.6 million, from RM163.6 million a year ago, boosted by higher revenues, tighter cost management, lower finance cost and a RM19.9 million reversal of set-top box related cost accruals which are no longer required. Consequently, net profit after tax and minority interest rose 95% to RM163.5 million.

During the period under review, the Group generated free cash of RM162.6 million, further adding strength to our balance sheet. Taking advantage of the strong financial position, the Group repaid most of its bank borrowings in January this year, and secured access to fresh long-term capital funds totalling USD300 million on more attractive terms. Including net cash of RM957.1 million in hand and the undrawn credit facilities, the Group has some RM2 billion to fund its expansion plans.

Capital expenditure for the half year to end-July 2006 rose 73% to RM83.2 million due primarily to expenses incurred for PT Direct Vision (PTDV) and continuing development on our second broadcast facility in Cyberjaya to support the Malaysian service expansion and regional operations.

I am pleased to inform shareholders that, in line with our commitment to a progressive dividend policy and taking into account the healthy cash flows and the current capital requirements, the Board has approved an interim tax-exempt dividend of 2 sen per share, representing a pay-out ratio of 24%, to be paid to shareholders on 19 October 2006.

OPERATIONS

Television

The strong sales momentum seen in the first quarter accelerated in the second quarter, resulting in gross customer additions of 222K for the first six months of the current fiscal year. After accounting for churn, we added 130K customers, bringing our residential customer base to 1.914 million subscribers, representing a penetration rate of 35.4% of Malaysian TV homes. We also saw strong growth in commercial subscriptions and second box subscriptions, now standing at almost 93,000. Including commercial establishments and schools, ***Astro*** has 2.087 million subscriptions as at 31 July 2006.

Churn decelerated to 31.9K in the second quarter, from 59.9K in 1QFY07 and 77.8K in Q4FY06, as management worked to resolve technical issues arising from our Customer Relationship Management and Billing System (CRM). As a result, the 12-month moving-average churn rate dropped to 11.9%, from 13.9% in the preceding quarter. Our target is to manage it down to around 11% by the end of the current fiscal. Doubtful debts, which had been negatively impacted in previous quarters due to CRM-related issues, are reverting to more normalised levels. We continue to work closely with our vendors to ensure that the CRM achieves greater stability and that the customer interface and service improves significantly, giving us the opportunity to drive higher ARPU out of our extensive customer base.

Television revenues rose 12.2% to RM975.5 million, of which RM885.9 million or 91% came from subscriptions. The strong subscriber growth was supported by targeted promotions and sales campaigns as well as strong local and international programme offerings such as ***Akademi Fantasia*** and the ***2006 FIFA World Cup™***. Boosted by World Cup-related sales, advertising revenues climbed 32.3% to RM71.6 million for the first half year.

Key Operating Highlights

	2QFY06	3QFY06	4QFY06	1QFY07	2QFY07
TELEVISION					
Residential Customers ('000)	1,696.0	1,762.5	1,784.2	1,822.7	**1,913.9**
Gross Additions ('000)	127.5	110.1	99.5	98.4	**123.1**
Net Additions ('000)	67.2	66.5	21.7	38.5	**91.2**
TV HH Penetration (%)	32.4	33.4	33.9	34.1	**35.4**
2nd Box Customers ('000)	70.2	76.5	80.2	85.3	**92.9**
2nd Box Penetration (%)	4.1	4.3	4.5	4.7	**4.9**
Churn (%)	9.4	10.6	13.4	13.9	**11.9**
ARPU (RM)	80	79	79	79	**79**
CAC Per Box (RM)	785.8	746.0	729.0	664.0	**616.8**
Programming Cost Per Customer (RM)	24.7	26.7	25.1	24.0	**26.8**
Programming Cost as % of Revenue	28.3	31.1	28.9	27.9	**30.3**
Astro Share of TV Adex (%)	12.1	11.4	12.6	14.0	**14.7**
Astro Adex as % of Total Revenue (%)	6.2	6.1	6.9	6.0	**8.6**
Financial Summary					
Revenue	444.0	448.8	468.6	469.7	**505.8**
CAC	106.9	92.5	100.3	50.1	**85.3**
EBITDA	70.4	95.6	110.9	154.7	**132.6**
EBITDA Margin (%)	15.9	21.3	23.7	32.9	**26.2**
Free Cash Flow	88.6	143.5	134.8	168.1	**131.4**
RADIO					
Total Listeners (million)	10.4	11.2	11.2	11.3	**11.3**
Total Listener Share (%)	62.2	60.5	60.5	54.7	**54.7**
Radio Industry Share (%)	3.8	4.1	4.2	4.0	**3.7**
AMP Share of Radio Adex (%)	81.6	80.4	76.5	83.7	**80.7**
Total Fill Rates (%)	40.0	47.3	45.2	37.9	**39.5**
Financial Summary					
Revenue	36.2	39.1	38.0	33.2	**37.4**
EBITDA	13.2	16.5	21.5	12.2	**17.1**
EBITDA Margin (%)	36.5	42.2	56.6	36.7	**45.7**
Free Cash Flow	14.4	21.4	20.1	22.3	**20.0**
LIBRARY LICENSING AND DISTRIBUTION					
Shaw Titles Re-mastered	32	34	29	22	**23**
Shaw Titles Released for Distribution	29	24	36	28	**21**
Celestial Movies Channel Distribution (Territories)	9	9	9	9	**9**
Financial Summary					
Revenue	15.9	11.5	18.9	16.1	**17.2**
EBITDA	(15.0)	(21.0)	(17.9)	(10.5)	**(9.9)**
EBITDA Margin (%)	n/m	n/m	n/m	n/m	**n/m**
Free Cash Flow	(4.9)	(9.9)	(15.7)	(5.1)	**(10.2)**

RM'million unless stated otherwise

TV HOUSEHOLD PENETRATION (%)


32.4
33.4
33.9
34.1
35.4
2QFY06
3QFY06
4QFY06
1QFY07
2QFY07

TV REVENUE & EBITDA (RM'million)


70.4
95.6
110.9
154.7
132.6
2QFY06
3QFY06
4QFY06
1QFY07
2QFY07
Revenue
EBITDA

TV CUSTOMER ACQUISITION COST (RM'million)


106.9
92.5
100.3
50.1
85.3
2QFY06
3QFY06
4QFY06
1QFY07
2QFY07

RADIO REVENUE & EBITDA (RM'million)


13.2
16.5
21.5
12.2
17.1
2QFY06
3QFY06
4QFY06
1QFY07
2QFY07
Revenue
EBITDA

7 exciting new channels.



astro
ceria
astro
ARUNA
astro
KIRANA
ZEE

As expected, the average revenue per customer, or ARPU, declined RM1.4 to RM78.2 for the first half of FY2007 against the same period a year ago, with the continuing expansion into the mass urban market. The planned service expansion and introduction of enhanced pay and premium services, which will be available upon receipt of new satellite transponder capacity sometime before February 2007, will allow us to sustain subscriber and revenue growth, improve churn, whilst mitigating further ARPU dilution.

Customer Acquisition Cost (CAC) improved substantially to RM135.4 million from RM191.3 million previously, with further reduction in set-top box costs and aided by reversals of RM19.9 million of set-top box cost accruals. As a consequence, unit CAC declined further to RM637 for the half year, against RM762 a year ago. We expect to sustain CAC per box around the RM725-level for the current fiscal year inclusive of costs relating to introduction of our next generation set-top box, the ***AstroMAX***, which will initially allow viewers to record up to 60 hours of broadcast materials, as well as pause and rewind live TV - all through simple touch buttons on the remote.

Content costs rose to RM284.4 million from RM249.4 million for 1HFY06 due largely to increased cost of sports programming, and content contracted for the planned Malaysian service expansion. On a per customer basis, programming cost remained unchanged at RM25 from the previous year.

Local language programming remains a key focus and driver for further customer growth. Of the top ten most watched channels in Malaysia, five are our own locally-packaged Astro channels according to the latest ***Peoplemeter Ratings*** by AGB Nielsen Media Research. New hits include ***AC Di Sini, Gitu-gitu Apek*** and the third season of Malaysia's longest running drama series, ***Astana Idaman***. Featuring a stellar cast that includes talent from Akademi Fantasia 4, ***Astana Idaman*** is our biggest investment yet in this particular genre. Our productions received recognition by our peers at the recent Oskar PPFM 2006 award ceremony, where we received 4 awards in costume, technical production, set designing and 3D animation.

As part of our efforts to satisfy the demands of our customers for quality local and regional programming we introduced 7 channels, comprising three ***Astro***-branded and packaged channels, two Chinese-language channels, a Hindi variety entertainment and a Japanese anime channel, all of which are currently available to Astro customers at no additional cost. ***Aruna***, featuring sinetrons or family dramas, ***Kirana*** showcasing the best of Asian movies and ***Ceria***, the first channel fully dedicated to kids 4-14 years old, represent the first of many new channels that we intend to originate and aggregate to fill the current gaps in local language content.

As a result, content cost is expected to rise, from 29.2% at half time to around 31% for the full fiscal year, as the cost of adding on the 7 new channels and other event-based programmes kick in. Much research has gone into understanding our evolving customer profile and viewing preferences, and business analysis done on target customer segments to ensure that the new content delivers accretive value to ARPU and margins.

In Indonesia, PTDV has signed on some 30,000 subscribers for the 48-channel ***Astro*** service in Indonesia which commenced in February 2006 under a trademark licensing arrangement. As of 31 July 2006, the Group has incurred total cost of RM156.5 million, including capital and operational expenditure, and other services provided to PTDV. These are currently included in Receivables and Fixed Assets pending finalisation of the various agreements. As previously disclosed, the Group plans to take a 20% interest in PTDV. As of 8 September 2006, the joint-venture parties are in the final stages of completing the transactional documentation, which will be in compliance with Indonesian broadcast regulations, to replace the Subscription and Shareholders' agreement which has been allowed to lapse. As a consequence, we have, in the interim, taken a RM28 million charge, being 20% of the start-up losses of PTDV, all of which have been funded by ASTRO.

Radio

Our radio business continued to dominate the airwaves, attracting some 11.3 million listeners weekly, as reported by the latest ***Nielsen Media Research Radio Listenership Survey*** in April 2006, up from 10.4 million listeners a year ago. Notwithstanding the entry of two new players, our share of advertising spend on radio increased to 81%, from 80% during the same comparative period.

Reflecting the increased market share, Radio revenues rose 7% to RM70.6 million for the half year. While the first six months saw EBITDA margin expanding 7.7 percentage points to 41.5%, the second half year will see a more challenging operating environment.

Opportunities beckon across the region, particularly in large under-penetrated markets such as India, China and Indonesia. We continue to seek equity participation, where regulatory regimes permit, in joint-venture with local partners in these markets. Following liberalisation of the radio sector by the Indian Government, we are hopeful of making new investments and thereby participate in further growth of the radio broadcasting sector in the country.

In China, an ASTRO joint-venture has secured approval and a 25-year licence to offer advertising services in the country. The joint-venture, with Hangzhou-based Tiansheng Culture Media Ltd, will initially provide marketing and airtime management services to 7 radio stations in Zhejiang Province, and subsequently expand its services to other media companies, particularly in the TV broadcasting segment, in other territories across China.

Library Licensing and Distribution – Celestial

Celestial continues to develop its core activities with several key milestones achieved in the first six months of FY2007. Revenues grew 12% to RM33.3 million year-on-year due to higher licensing and other film content revenues. EBITDA losses narrowed by RM13 million, representing a 39% improvement over the previous comparative period.

Further leveraging on the Shaw Library assets, 45 new titles were remastered and 49 released to the market in the first half of the fiscal year. To date, 530 titles have been remastered, with 456 titles released globally. To strengthen its global release strategies, future remastering efforts will include commercial and high-definition TV titles.

Flagship ***Celestial Movies*** channel secured carriage on the Indonesian ***Astro*** service on commencement of its service in February 2006. In China, Celestial will continue to work with the relevant authorities to expand distribution of its channels in the country. At the same time, it will seek further collaboration with Chinese broadcasters to create new content for distribution in China and for overseas distribution. ***WaTV***, a new Mandarin-language general entertainment channel created by Celestial using made-in-China content, for instance, has successfully secured distribution on the ***Astro*** platform in Indonesia and Malaysia.

Other Business

Interactive services continue to expand across the Group's multimedia businesses, enriching our viewers' experience beyond traditional media platforms and creating opportunities for additional ARPU. Key focus areas are the provision of interactive TV services and delivery of compelling content to mobile devices, while keeping a close eye for opportunities from emerging technologies such as broadband and IP-enabled networks.

Response to our interactive TV services, particularly the Red Button feature, has been overwhelming, especially during the ***2006 FIFA World Cup™*** broadcast. Over 60% of viewers surveyed used the Red Button to access the multi-screen mosaic for multiple game viewing, in-game highlights and different camera angles, in addition to statistics and news coverage. Viewers surveyed also reported that this was the best and most comprehensive World Cup coverage yet, reaffirming ***Astro*** as their Number One choice in sports programming. Interactive TV services further contributed to ARPU with the introduction of new programme formats and applications, such as ***Reverse Auction***, ***Call TV Gameshow*** and dilemma-based program, ***Trio in a Bed***, introduced this year.

In other businesses, we continue to receive accolades from industry peers for our movie-making and television production efforts. Tayangan Unggul received double wins for Best Original Story by Afdlin Shauki's ***Baik Punya Cilok*** and a Special Jury Award for ***Man Laksa*** for Innovative and Inspiring Film at the ***19th Malaysian Film Festival***.

In response to market needs, we have restructured our publication titles and discontinued the English version of ***VMAG***. ***InTrend***, our latest beauty and lifestyle magazine, continues to attract encouraging response in line with expectations.

While these businesses do not contribute materially to Group results given their early stage of development, they provide significant avenues for us to exploit cross-media bundling opportunities with our pay-TV business and radio franchises.

PROSPECTS

We continue to experience strong demand for our TV services in Malaysia and Brunei as we invest in new programming and extend distribution of our service. Demand in the second quarter was exceptionally strong due to the World Cup broadcast and we do not expect this to continue at the same levels for the rest of the financial year. Inflationary pressures brought on by high energy costs are also expected to have an impact on consumer demand for the rest of the financial year.

With broader penetration of the mass urban market, content development will be key. We will thus continue to invest substantial sums developing new content and channels to address our evolving customer base in Malaysia, Brunei and Indonesia. The recent introduction of the 7 new channels, while not expected to generate revenues for the current financial year, is expected to improve overall churn rates.

The advertisement market is seeing increased competition as current and new players in the free-to-air segments and radio sector expand their offerings, widening choices for advertisers. However, we have introduced a number of initiatives to maintain revenues, contain cost and preserve margins.

Outside Malaysia, the changing regulatory climate in regional markets offers both challenges and opportunities. We remain focused on opportunities that will allow us to leverage our considerable broadcast infrastructure and our content development experience and expertise. As regulations permit, we intend to invest and grow our multi-media distribution platforms and content assets – particularly in the key Bahasa, Indian, and Chinese language speaking markets where we hope to consummate joint-ventures with key players across the region in the coming months.

We are confident that these major investments, underpinned by our strong balance sheet and robust cash flows from our Malaysian operations, will secure our long term future, and importantly, sustain revenues, profitability and cash flow growth for shareholders in the medium and long term.

Ralph Marshall
Group Chief Executive Officer

8 September 2006